LEADING THE WORLD IN **SOCIAL CAPITALISM**

2020 information circular



WE ARE THE
LEADING SOCIAL CAPITALISM COMPANY

TELUS is a dynamic, world-leading communications and information technology company with $14.7 billion in annual revenue and 15.2 million customer connections spanning wireless, data, IP, voice, television, entertainment, video and security. We leverage our globally leading technology to enable remarkable human outcomes. Our long-standing commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. TELUS Health is Canada's largest healthcare IT provider, and TELUS International delivers the most innovative business process solutions to some of the world's most established brands.

Driven by our passionate social purpose to connect all Canadians for good, our deeply meaningful and enduring philosophy to give where we live has inspired our team members and retirees to contribute more than $736 million and 1.4 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world.

Welcome to our shareholder meeting

The TELUS annual general meeting of shareholders will be held on May 7, 2020.

At TELUS, our global leadership in social capitalism involves leveraging our technology and culture to produce meaningful outcomes. Our commitment to social capitalism is driving our consistent financial and operational success, and enabling the positive impact we are making across the communities we serve.

In 2019, we delivered strong financial results, fuelled by the execution of our proven growth strategy and our deep belief that doing well in business and doing good in our communities are mutually inclusive. Our compensation philosophy is to pay for performance, and you will see that our compensation decisions continue to reflect this philosophy. For more information on our 2019 performance and leadership in social capitalism, visit **telus.com/annualreport**.

In the pages that follow, you will find information regarding the items of business for consideration at our upcoming annual general meeting. You will also find highlights about our leading corporate governance practices, including our diversity initiatives and succession planning processes, as well as information about our executive compensation philosophy and practices.

As a shareholder, you have the right to vote your shares on all the items that come before the meeting. We encourage you to exercise your right to vote and we facilitate different methods of voting to enable you to vote in a manner that is most convenient for you.

As we confront the challenges and uncertainties of the COVID-19 pandemic together with our customers, team members and communities, we will be using the power of technology to enable our shareholders to attend our annual general meeting in a virtual-only format via a live webcast. Registered shareholders and duly appointed proxyholders will have an equal opportunity to attend, participate and vote at this virtual meeting from any location. Non-registered shareholders who have not duly appointed themselves as proxyholders may also virtually attend as guests. Guests will be able to virtually attend and listen to the meeting but will not be able to vote or ask questions at the meeting. A summary of the information shareholders will need to attend, participate and vote at our virtual meeting is provided on pages 10 to 15.

We want to thank all our shareholders for your continued support and confidence. Inspired by our leadership in social capitalism, TELUS remains well positioned for the future and we are committed to delivering on our long-standing strategy to continue creating a friendly future for our shareholders, customers and the communities in which we live, work and serve.

Sincerely,

Dick Auchinleck

Dick Auchinleck
Chair of the Board

Your vote is important

As a shareholder, it is important that you read this material carefully and vote your shares.
Please see pages 10 to 15 for detailed voting instructions and deadlines.

What's inside

THE SOCIAL CAPITALISM COMPANY

Expanding our leadership in social capitalism

MOST GIVING COMPANY

Every day, our social purpose is brought to life by TELUS team members, who have a strong passion for doing good in our communities. In 2019, TELUS, our team members and retirees contributed $55 million to charitable and community organizations and volunteered 1.1 million hours.

At TELUS, we embrace social capitalism by using our core business to serve a greater social purpose that benefits all of our stakeholders, from our shareholders and customers to our most vulnerable citizens. As the leader in social capitalism, we are helping to improve social, economic and health outcomes for Canadians and simultaneously creating sustainable value for our shareholders.

The TELUS team continued to lead the world in its social purpose and philanthropic efforts in 2019 with the following achievements.

Giving back to our communities

The TELUS team is passionate about giving back and providing support in the communities where we live, work and serve. During our 14th annual TELUS Days of Giving®, 27,000 team members and retirees from Canada and 13,000 from around the world volunteered in numerous community events. These 40,000 participants contributed to a total of 1.1 million volunteer hours in 2019, representing a 10 per cent year-over-year increase in both participation and volunteer hours.

Connecting those in need

Guided by our social purpose, we are ensuring Canadians are connected to the people, information and opportunities that matter most to them and their families.

In 2019, we positively impacted a cumulative 65,000 vulnerable Canadians through our Connecting for Good™ programs. We provided more than 39,000 Canadians from low-income families access to low-cost, subsidized, high-speed internet through Internet for Good™; 3,900 youth aging out of foster care with access to a free smartphone and free data plan through Mobility for Good™; and 22,000 Canadians living on the streets with access to mobile healthcare with Health for Good™.

We also launched Tech for Good™ to provide customized technology hardware for people living with a disability, empowering them with better access to wireless and broadband internet. As well, we continued to evolve Internet for Good and Mobility for Good to include new Canadian refugees, and expanded Health for Good by establishing seven new strategic partnerships to deploy mobile health clinics.

Empowering vulnerable youth with technology

We celebrated the first year of the TELUS Friendly Future Foundation™, which helps youth access health and educational opportunities. Together with the TELUS Community Boards, the Foundation provided $8 million in support of more than 500 projects, creating a brighter future for vulnerable youth. In addition, we evolved our fundraising strategy, including the launch of Donate the Change™, which is a unique self-serve program that allows customers to automatically round up their monthly TELUS bill and donate the difference to the Foundation. This new program, available for both mobility and home solutions customers, was one of many unique programs launched to support fundraising efforts for the Foundation.

Helping citizens stay safe in our digital world

We continued to evolve our TELUS Wise® program to help youth and adults protect their online security, privacy and reputation, and use technology responsibly. We launched our newest workshop, TELUS Wise happiness, and digitized our youth workshops to extend the program's reach. Approximately 64,000 citizens participated in TELUS Wise workshops in 2019.

During the year, we integrated our TELUS Wise program with strategic partners and inspired Canadians from coast to coast to rise above cyberbullying. For example, as an extension of TELUS Wise, we launched The Code with Hockey Canada and the #EndBullying All-Stars with five Canadian Football League (CFL) teams.

Good business and doing good are mutually inclusive

At TELUS, we know that our leadership in social capitalism is symbiotic with our leadership in business. To us, doing well in business and doing good in our communities are mutually inclusive. This is reflected in our world-leading results in team engagement, customer outcomes, financial results and shareholder value creation.

65,000
Canadians positively impacted by our Connecting for Good programs

64,000
citizens reached through TELUS Wise workshops

40,000
volunteers participated in TELUS of Days of Giving

$55 million
contributed to charitable and community organizations

EARNING GLOBAL RECOGNITION

During 2019, we were honoured globally for our leadership in social capitalism. Some of this recognition is highlighted below.

- Dow Jones Sustainability World Index for the fourth year in a row
- Dow Jones Sustainability North America Index for the 19th consecutive year
- Corporate Knights Best 50 Corporate Citizens in Canada for the 13th time
- Corporate Knights 2020 Global 100 Most Sustainable Corporations in the world for the eighth time
- Business for the Arts Community Impact Award
- Cannes Entertainment Lions for Music Bronze Lion award, as part of our partnership with artist SonReal, for *No More*, a song created for the TELUS #EndBullying campaign
- Media in Canada Public Service award, also for *No More*.

EXECUTIVE SUMMARY

Summary of the meeting

Here are highlights of the important information you will find in this information circular. These highlights do not contain all the information that you should consider. Please take the time to read the circular before you vote your shares.

Shareholder voting matters

	Board vote recommendation	For more information
Election of directors	✓ **FOR** each nominee	See pages 17 to 18
Appointment of Deloitte LLP as auditors	✓ **FOR**	See page 18
Approval of executive compensation approach	✓ **FOR**	See page 19

Our director nominees

You will be asked to vote on our director nominees below. Their complete director profiles can be found on pages 22 to 30.

Name and region Independent ✓	Age	Director since	Principal occupation	Committee(s)¹	Board and Committee attendance 2019	Other public boards	Expertise
R.H. (Dick) Auchinleck ✓ British Columbia	68	2003	Chair, TELUS Corporation	n/a	100%	0	• Senior executive/strategic leadership • Risk management • Governance • Executive compensation/HR
Raymond T. Chan ✓ British Columbia	64	2013	Corporate director	HRC, P	100%	0	• Senior executive/strategic leadership • Risk management • Executive compensation/HR • Financial and accounting
Stockwell Day ✓ British Columbia	69	2011	Founder, Stockwell Day Connex	P (Chair), CG	100%	0	• Senior executive/strategic leadership • Risk management • Executive compensation/HR • Governmental/regulatory affairs
Lisa de Wilde ✓ Ontario	63	2015	Corporate director	CG, P	100%	0	• Senior executive/strategic leadership • Governance • Technology and/or industry knowledge • Governmental/regulatory affairs
Darren Entwistle British Columbia	57	2000	President and CEO, TELUS Corporation	n/a	100%	0	• Senior executive/strategic leadership • Technology and/or industry knowledge • Governance • Retail/customer experience
Thomas Flynn ✓ Ontario	56	n/a	Chief Financial Officer, Bank of Montreal	n/a	n/a	0	• Senior executive/strategic leadership • Finance and accounting • Risk management • Executive compensation/HR

Name and region Independent ✔	Age	Director since	Principal occupation	Committee(s)[1]	Board and Committee attendance 2019	Other public boards	Expertise
Mary Jo Haddad ✔ Ontario	64	2014	Founder and president, MJH & Associates	HRC (Chair)	100%	1	• Senior executive/strategic leadership • Technology and/or industry knowledge • Governance • Executive compensation/HR
Kathy Kinloch ✔ British Columbia	68	2017	President, British Columbia Institute of Technology (BCIT)	CG, HRC	79%[2]	0	• Senior executive/strategic leadership • Governance • Government/regulatory affairs • Technology and/or industry knowledge
Christine Magee ✔ Ontario	60	2018	Co-founder and Chair, Sleep Country Canada	A	100%	2	• Senior executive/strategic leadership • Risk management • Finance and accounting • Retail/customer experience
John Manley ✔ Ontario	70	2012	Senior Business Advisor, Bennett Jones LLP	CG (Chair), P	100%	2	• Senior executive/strategic leadership • Technology and/or industry knowledge • Governance • Governmental/regulatory affairs
David Mowat ✔ Alberta	64	2016	Corporate director	A (Chair)	100%	1	• Senior executive/strategic leadership • Risk management • Finance and accounting • Governance
Marc Parent ✔ Quebec	59	2017	President and CEO, CAE Inc.	HRC, A	100%	1	• Senior executive/strategic leadership • Executive compensation/HR • Finance and accounting • Technology and/or industry knowledge
Denise Pickett ✔ Ontario	54	2018	President, Global Services Group, American Express	A	100%	0	• Senior executive/strategic leadership • Risk management • Finance and accounting • Retail/customer experience

1 Committee legend: A = Audit Committee, CG = Corporate Governance Committee, HRC = Human Resources and Compensation Committee, P = Pension Committee, and n/a = Not applicable as Dick and Darren do not sit on any committees, and Tom is a new director nominee and has not yet attended any Board or committee meetings.
2 Due to health reasons that have been addressed, Kathy was unable to attend the February Board and committee meetings in 2019. However, she did attend all the remaining meetings in 2019. Her absence was approved by the Chair.

Appoint auditors

You will be asked to vote on the appointment of our independent auditors, Deloitte LLP, who have been our external auditors since 2002 and were last re-appointed at our annual general meeting on May 9, 2019. Further details about our auditors and a summary of their billings for 2018 and 2019 can be found on page 18.

Approve executive compensation approach

You can have a say on what we pay our executives by participating in an advisory vote on our approach to executive compensation. We have held this advisory vote every year since 2011. Further information on our advisory vote can be found on page 19. More details on our executive compensation approach and practices can be found on pages 67 to 106.

Corporate governance

At TELUS, we are committed to high standards in corporate governance, and we are constantly evolving our practices and pursuing transparency and integrity in everything we do.

We believe that strong corporate governance is the foundation for accountability to our shareholders and we strive to be at the forefront of governance best practices.

In 2019, we continued to advance our practices in the pursuit of excellence and increased investor confidence.

45% **of independent directors are women**	**55%** **of independent directors represent diversity**
98% **in favour of the election of our directors at the 2019 meeting**	**91%** **say-on-pay approval at the 2019 meeting**

TELUS Board responsibilities

Strategic planning

Financial oversight and reporting

Risk oversight

Leadership and succession planning

Shareholder communications and engagement

Ethical culture

For details on corporate governance, see pages 35 to 55.

Governance highlights

- Surpassed our Board diversity target of 30 per cent diverse members and 30 per cent of each gender – currently, 55 per cent of our independent directors are diverse (six of all independent directors) and 45 per cent (five of all independent directors) are women
- Demonstrated the effectiveness of our committee succession planning by rotating Stockwell Day to the Corporate Governance Committee and appointing Ray Chan as Chair of the Pension Committee after our annual meeting in May, to give directors the opportunity to serve on different committees and as a committee chair
- Continued a comprehensive review of President and Chief Executive Officer (CEO) and executive succession planning, which included examining progress against prior high-potential development plans and discussing the strengths and development opportunities for the next generation of executive and CEO candidates
- Conducted a comprehensive assessment of the effectiveness and performance of the Board, as well as a peer evaluation. We will conduct an independent review of our evaluation process in 2020
- Nominated Tom Flynn for election to our Board at this meeting. Tom brings financial expertise and senior executive leadership to our Board
- Approved our strategic plan, taking into account the opportunities and risks of each of our business units for the upcoming year.

Executive compensation

Our overall philosophy for executive compensation is simple – we pay for performance. This philosophy has remained consistent since 2000, along with our national growth strategy. We believe that executive compensation should have a direct connection to the actual contribution our executives make to the achievement of our overall business objectives and corporate success.

Base salary

Rewards the scope and responsibilities of a position with target positioning at the median of our comparator group

Annual performance bonus

Encourages strong performance against yearly corporate and individual objectives

Long-term incentive

Aligns with long-term interests of shareholders

Our compensation philosophy

Be competitive

Pay for performance

Align with shareholders

Be well governed

Manage risk

Be easily understood

For details on executive compensation, see pages 67 to 106.

Compensation highlights

- Consistent with the approach taken for the entire TELUS team, after a planned two-year salary freeze, we resumed modest base salary increases for our executives in 2019, where appropriate
- The Board and Compensation Committee approved a corporate scorecard of 0.70 to recognize the team's significant contribution in a challenging year. In approving that multiplier, they considered our overall engagement score (which remains in the top 10 per cent of all employees globally), our strong performance relative to our peers (particularly as it relates to total customer connections) and our elevating performance across emerging lines of business
- As a new part of the performance bonus process, our executives (other than Darren, who is evaluated against the corporate scorecard) are now also evaluated against their respective business unit scorecard in addition to the corporate scorecard. The business unit scorecards measure the overall performance of the business unit and apply to all employees within the respective business unit
- Our performance bonus pool size, which is driven by earnings before interest and taxes (EBIT) performance, increased year over year
- Consistent with best practice, to ensure that no potential or perceived conflict of interest exists in the provision of executive compensation consulting services and to strengthen independence on executive compensation matters, we transitioned to a dual-consultant model in 2019 with the appointment of Mercer (Canada) Limited as our management consultant
- Our external Board consultant Meridian Compensation Partners LLC (Meridian) conducted an independent review of compensation programs, plans and policies to assess whether these may create or encourage risks that are reasonably likely to have a material adverse effect on the Company. Meridian concluded that TELUS' pay programs and policies balance, neutralize or mitigate risk
- As illustrated below, a significant portion of executive pay continues to be at risk, ensuring executive compensation is aligned with Company performance and the creation of shareholder value.

Named executive officers	Base salary	Annual performance bonus[1]	Long-term incentive[2]	2019 compensation	Percentage at risk
Darren Entwistle President and CEO	$1,375,000	$727,765	$9,977,765	$12,080,530	89%
Doug French Executive Vice-President (EVP) and Chief Financial Officer	$ 618,750[3]	$234,348	$2,643,348	$ 3,487,446	82%
Eros Spadotto EVP, Technology Strategy and Business Transformation	$ 625,000	$227,726	$2,227,726	$ 3,080,452	80%
Tony Geheran EVP and Chief Customer Officer	$ 575,000	$234,318	$2,634,418	$ 3,443,636	83%
François Gratton EVP, Group President and Chair, TELUS Québec	$ 556,250[3]	$206,677	$2,206 677	$ 2,969,604	81%
Josh Blair[4] Former EVP, Group President and Chief Corporate Officer (current Chair of TELUS International)	$ 650,000	$492,368	nil[5]	$ 1,142,368	43%

1 Delivered in cash.

2 Represents the value of executive performance share units (EPSUs) and restricted share units (RSUs) granted on February 27, 2020.

3 Base salary for Doug and François is prorated due to salary increases that were effective in mid-2019.

4 Josh resigned as EVP, Group President and Chief Corporate Officer effective on December 31, 2019, but remains a named executive officer (NEO) for purposes of this circular, by virtue of his 2019 role and compensation. Although he continues to serve as Chair of TELUS International, Josh is no longer an executive officer of the Company. In the interest of transparency, we are including another current executive in this circular such that our disclosure includes five NEOs for 2019 who are still executive officers of the Company.

5 Josh's 2019 grant for 2018 performance was reported in the 2019 information circular, consistent with our practice. Josh did not receive a long-term incentive grant with respect to 2019 performance.

ABOUT THE MEETING AND OUR BOARD

Notice of annual general meeting of shareholders

As we confront the challenges and uncertainties of the COVID-19 pandemic together with our customers, team members and communities, we will be using the power of technology to enable our shareholders to attend our annual general meeting in a virtual-only format via a live webcast. Registered shareholders and duly appointed proxyholders will have an equal opportunity to attend, participate and vote at this virtual meeting from any location. Non-registered shareholders who have not duly appointed themselves as proxyholders may also virtually attend as guests. Guests will be able to virtually attend and listen to the meeting but will not be able to vote or ask questions during the meeting. A summary of the information shareholders will need to attend, participate and vote at our virtual meeting is provided on pages 10 to 15.

Business of the meeting

At the meeting, shareholders will be asked to:

1 Receive the Company's 2019 audited consolidated financial statements, together with the report of the auditors on those statements
2 Elect directors of the Company for the ensuing year
3 Appoint Deloitte LLP as auditors for the ensuing year and authorize the directors to fix their remuneration
4 Approve an advisory resolution on the Company's approach to executive compensation

and transact any other business that may properly come before the meeting and any postponement or adjournment thereof.

Right to vote

Holders of shares on March 9, 2020, the record date, are entitled to notice of, and to vote at, our meeting or any adjournment thereof. There were 635,984,422 shares outstanding on this date. You can find more information about each item of business at the meeting, including who can vote and how to vote, beginning on page 10.

Approval of the circular

The Board of Directors has approved in substance the content of this information circular and has authorized us to send it to the Company's shareholders as at the record date.

Vancouver, British Columbia
Dated March 11, 2020

By order of the Board of Directors

Andrea Wood
Chief Legal and Governance Officer

When
Thursday, May 7, 2020
8:30 a.m. (PT)

Where
Virtual-only meeting via live audio webcast online at
web.lumiagm.com/296381790

Materials
A notice and access notification to shareholders (Notice) is being mailed to shareholders on or about April 3, 2020. We are providing access to the information circular and annual report via the internet using the "notice and access" systems. These materials are available on the website referenced in the Notice **(envisionreports.com/telus2020)**

Information about voting

Who can vote

There were 635,984,422 shares in TELUS outstanding on March 9, 2020 (the Record Date). If you hold shares as of the Record Date, you can cast one vote for each share you hold on that date.

To the knowledge of the directors and executive officers of TELUS, no one shareholder beneficially owned, directly or indirectly, or exercised control or direction over, 10 per cent or more of the outstanding shares on the Record Date.

Matters to be voted on and approval required

The following are items of business to be voted on at the meeting:

- The election of directors
- The appointment of auditors
- The approval of the Company's approach to executive compensation.

All of these items require approval by a majority of votes cast by shareholders.

Quorum

We need to have at least two people present at the meeting who hold, or represent by proxy, in the aggregate at least 25 per cent of the issued and outstanding shares entitled to be voted at the meeting.

Virtual meeting and technical requirements

As we confront the challenges and uncertainties of the COVID-19 pandemic together with our customers, team members and communities, we will be using the power of technology to enable our shareholders to attend our annual general meeting in a virtual-only format via a live webcast.

Registered shareholders and duly appointed proxyholders will have an equal opportunity to attend, participate and vote at this virtual meeting from any location. This includes the ability to ask questions and vote in real time, provided that you are connected to the internet. Non-registered shareholders who have not duly appointed themselves as proxyholders may also virtually attend as guests. Guests will be able to virtually attend and listen to the meeting but will not be able to vote or ask questions during the meeting. See further instructions on pages 11 to 15, depending on if you are a registered or non-registered shareholder.

You may access the website via your smartphone, tablet or computer and you will need the latest version of Chrome, Safari, Internet Explorer, Edge or Firefox. Please ensure that you are connected to the internet at all times to be able to vote. If you are not connected, your vote may not be recorded. It is your responsibility to ensure you stay connected for the duration of the meeting. You should allow ample time to log into the meeting online and complete the related procedure.

How to vote

How you can vote depends on whether you are a registered or non-registered (beneficial) shareholder. More details can be found in the following tables.

	Registered shareholders and TELUS employee share plan holders
	You are a **registered shareholder** if you have a share certificate or direct registration system (DRS) advice issued in your name. You are an **employee share plan holder** if you hold your shares through any TELUS-sponsored employee share plans (i.e. the Employee Share Purchase Plan) (the employee shares), for which Computershare is the trustee.
If you want to vote by proxy before the meeting	You can vote in any of the following ways: **Internet** • By visiting the following website: **investorvote.com**. Refer to your control number (shown on your proxy form) and follow the online voting instructions **Telephone** • By calling the toll-free number, **1-866-732-VOTE (8683)** if you are in Canada or the United States. If you are not in Canada or the United States, you should call the direct phone number shown on your proxy form. To vote by phone, simply refer to your control number (shown on your proxy form) and follow the instructions • Note that you cannot appoint anyone other than Dick Auchinleck or Darren Entwistle as your proxy if you vote by phone **Mail** • By completing your proxy form and returning it by mail or hand delivery, following the instructions on the form.
If you want to attend and vote at the virtual meeting	Please follow these steps: 1. Log into **web.lumiagm.com/296381790** at least 15 minutes before the meeting starts. Please check that your browser is compatible. 2. Click "Shareholder". 3. Enter your control number (on your proxy form) as your username. 4. Enter the password: TELUS2020 (case sensitive). 5. Follow the instructions to view the meeting and vote when prompted. Once you log into the meeting using your control number and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the meeting. If you do not wish to revoke a previously submitted proxy, you may log in as a guest (see instructions on page 12), but will be unable to vote or ask questions at the meeting.

If you want to appoint a third party as proxy to attend and vote at the virtual meeting	If you want to appoint someone else (other than the management appointees, Dick Auchinleck or Darren Entwistle) as a proxy to attend, participate and vote at the meeting, you must submit your proxy form appointing the third party AND register the third-party proxyholder as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy form. Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the meeting. The third party you appoint as a proxyholder does not need to be a shareholder.
	Please follow these steps: 1. **Submit your proxy form** – To appoint a third-party proxyholder, insert the person's name into the appropriate space on the proxy form. Follow the instructions for submitting the proxy form (whether by internet, telephone or mail – see page 11). This step must be completed before registering such proxyholder as step 2. 2. **Register your proxyholder** – To register a proxyholder, shareholders **MUST** visit **computershare.com/TELUSagm** by **5:00 p.m. (ET) on May 5, 2020** and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. **Without a username, proxyholders will not be able to attend, participate or vote at the meeting.**
If you want to attend the virtual meeting as a guest	Guests can log into the meeting as set out below. Guests can listen to the meeting but are not able to vote or ask questions at the meeting. 1. Log in online at **web.lumiagm.com/296381790**. We recommend that you log in at least 15 minutes before the meeting starts. 2. Click "Guest" and then complete the online form.
Deadline for returning your form	**Your completed proxy form must be received by TELUS, c/o Computershare (8th floor, 100 University Avenue, Toronto, Ontario M5J 2Y1), no later than 5:00 p.m. (ET) on May 5, 2020.** If the meeting is adjourned or postponed, your completed proxy form must be received by 5:00 p.m. (ET) on the second-last business day before the reconvened meeting date **(Proxy Deadline)**.
If you change your mind about your vote	For **registered shareholders and holders of employee shares**, if you have voted by submitting a proxy form, you may revoke your instructions by providing new voting instructions on a proxy form with a later date, or at a later time if you are voting by telephone or on the internet. Any new voting instructions, however, will only take effect if received by TELUS, c/o Computershare (at the address above) by the Proxy Deadline. If as a registered shareholder, you are using your control number to log into the meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the meeting. If you do not wish to revoke a previously submitted proxy, you may log in as a guest (see instructions above), but will be unable to vote or ask questions at the meeting. Other ways to revoke your proxy instructions include: 1. Deliver a letter stating that you want to revoke your proxy to the registered office of the Company, to the attention of TELUS' Chief Legal and Governance Officer, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3, any time up to **5:00 p.m. (PT) on May 6, 2020** or, if the meeting is adjourned or postponed, by 5:00 p.m. (PT) on the business day before the date of the reconvened meeting. 2. Any other way allowed by law.

	Non-registered shareholders
	You are a **non-registered shareholder** if your shares are registered in the name of an intermediary such as a bank, trust company, trustee, investment dealer, clearing agency or other institution (intermediary).
If you want to vote by proxy before the meeting	You can vote in any of the following ways: **Internet** • By visiting the following website: **proxyvote.com**. Refer to your control number (shown on your form) and follow the online voting instructions **Telephone** • By calling the toll-free number shown on your voting instruction form. To vote by phone, simply refer to your control number (shown on your form) and follow the instructions • Note that you cannot appoint anyone other than Dick Auchinleck or Darren Entwistle as your proxy if you vote by phone **Mail** • By completing your voting instruction form and returning it by mail or hand delivery, following the instructions on the form.
If you want to attend and vote at the virtual meeting	**If you are a non-registered shareholder and you wish to vote at the meeting, you have to appoint yourself as a proxyholder first and then also register with Computershare.** This is because the Company and Computershare do not have a record of the non-registered shareholders of the Company and as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as a proxyholder. Please follow these steps: 1. To appoint yourself as proxyholder, insert your name into the appropriate space on the voting instruction form. Do not fill out your voting instructions. Follow the instructions for submitting the voting instruction form (whether by internet, telephone or mail – see above) by the appropriate deadline, as the instructions and deadline may vary depending on the intermediary. It is important that you comply with the signature and return instructions provided by your intermediary. This step must be completed before registering such proxyholder as step 2. 2. Register yourself as a proxyholder by visiting **computershare.com/TELUSagm** by **5:00 p.m. (ET) on May 4, 2020**. Computershare will ask you for your proxyholder contact information and will send you a username via email shortly after this deadline. **Without a username, you will not be able to attend, participate or vote at the meeting.** 3. Log into **web.lumiagm.com/296381790** at least 15 minutes before the meeting starts. Please check that your browser is compatible. 4. Click "Shareholder". 5. Enter the username that was provided by Computershare. 6. Enter the password: TELUS2020 (case sensitive). 7. Follow the instructions to view the meeting and vote when prompted. **If you are a non-registered shareholder located in the United States,** and you wish to appoint yourself as a proxyholder, in addition to steps 2 to 7 above you must first obtain a valid legal proxy from your intermediary. To do so, you should follow these steps: 1. Follow the instructions from your intermediary included with the legal proxy form and voting information forms sent to you, or contact your intermediary to request a legal proxy form if you have not received one. 2. After you receive a valid legal proxy form from your intermediary, you must submit such legal proxy to Computershare. You can send by email or by courier to: Marilyne Paynter at **marilyne.paynter@computershare.com** (if by email), or Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (if by courier), and in both cases, must be labelled as "Legal Proxy" and received **no later than 5:00 p.m. (ET) on May 4, 2020**. 3. You will receive a confirmation of your registration by email after Computershare receives your registration materials. Please note that you are required to register your appointment as a proxyholder at **computershare.com/TELUSagm** as noted above.

If you want to appoint a third party as proxy to attend and vote at the virtual meeting	If you want to appoint someone else (other than the management appointees, Dick Auchinleck or Darren Entwistle) as a proxy to attend, participate and vote at the meeting, you must submit your voting instruction form appointing the third party AND register the third-party proxyholder as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the meeting. The third party you appoint as a proxyholder does not need to be a shareholder.
	Please follow these steps: 1. **Submit your voting instruction form** – To appoint a third-party proxyholder, insert the person's name into the appropriate space on the voting instruction form. Follow the instructions for submitting the voting instruction form (whether by internet, telephone or mail – see page 13) by the appropriate deadline, as the instructions and deadline may vary depending on the intermediary. It is important that you comply with the signature and return instructions provided by your intermediary. This step must be completed before registering such proxyholder as step 2. 2. **Register your proxyholder** – To register a proxyholder, shareholders **MUST** visit computershare.com/TELUSagm by **5:00 p.m. (ET) on May 4, 2020** and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. **Without a username, proxyholders will not be able to attend, participate or vote at the meeting.** **If you are a non-registered shareholder located in the United States,** and you wish to appoint a third party as your proxyholder, you must also obtain a valid legal proxy from your intermediary. To do so, you should follow these steps: 1. Follow the instructions from your intermediary included with the legal proxy form and voting information forms sent to you, or contact your intermediary to request a legal proxy form if you have not received one. 2. After you receive a valid legal proxy form from your intermediary, you must submit such legal proxy to Computershare. You can send by email or by courier to: Marilyne Paynter at **marilyne.paynter@computershare.com** (if by email), or Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (if by courier), and in both cases, must be labelled as "Legal Proxy" and received **no later than 5:00 p.m. (ET) on May 4, 2020.** 3. You will receive a confirmation of your registration by email after Computershare receives your registration materials. Please note that you are required to register the third party's appointment as proxyholder at **computershare.com/TELUSagm** as noted above.
If you want to attend the virtual meeting as a guest	Guests, including non-registered beneficial shareholders who have not duly appointed themselves as proxyholders, can log into the meeting as set out below. Guests can listen to the meeting but are not able to vote or ask questions at the meeting. 1. Log in online at **web.lumiagm.com/296381790**. We recommend that you log in at least 15 minutes before the meeting starts. 2. Click "Guest" and then complete the online form.
Deadline for returning your form	Please check your voting instruction form for the specific deadline. Your intermediary will need your voting instructions sufficiently in advance of the Proxy Deadline to enable your intermediary to act on your instructions prior to the deadline. Typically, the deadline for non-registered shareholders is a day before the Proxy Deadline.
If you change your mind about your vote	For **non-registered shareholders**, if you have provided your voting instructions and change your mind about your vote, you can revoke your proxy or voting instructions by contacting your intermediary. If your intermediary provides the option of voting over the internet, you can change your instructions by updating your voting instructions on the website provided by your intermediary, so long as you submit your new instructions before the intermediary's deadline.

How your proxyholder will vote

By completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares on each item of business that you are entitled to vote on, according to your instructions. **If you have appointed Dick Auchinleck or Darren Entwistle as your proxy and you do not provide them with instructions, they will vote your shares in favour of**:

- Electing as a director each person nominated by the Company

- Appointing Deloitte LLP as auditors and authorizing the directors to fix their remuneration
- Approving the Company's approach to executive compensation.

Your voting instructions provided by proxy give discretionary authority to the person you appoint as proxyholder to vote as he or she sees fit on any amendment or variation to any of the matters identified in the notice of meeting on page 9 and any other matters that may properly be brought before the meeting, to the extent permitted by law, whether or not the amendment or other matter that comes before the meeting is routine and whether or not the amendment or other matter that comes before the meeting is contested. As of March 11, 2020, no director or executive officer of the Company is aware of any variation, amendment or other matter to be presented for a vote at the meeting.

Confidentiality

All proxies are received, counted and tabulated by our transfer agent, Computershare, in a way that preserves the confidentiality of individual shareholders' votes, except:

- As necessary to meet applicable law
- In the event of a proxy contest
- In the event a shareholder has made a written comment on the proxy.

Solicitation by management

Your proxy is being solicited by TELUS management and the Company will pay for the cost of solicitation. TELUS management will solicit proxies either by mail to your latest address shown on the register of shareholders or by electronic mail to the email address you provided. Additionally, TELUS employees and/or agents may solicit proxies by telephone or other ways at a nominal cost to the Company. We have retained Laurel Hill Advisory Group (Laurel Hill) to provide governance advisory services and to solicit proxies for us in Canada and the United States at an estimated cost of $30,000, plus additional costs relating to out-of-pocket expenses. The cost of such solicitation will be borne by the Company.

Notice and Access

Canadian securities rules (Notice and Access) permit us to provide both our registered and non-registered shareholders with electronic access to the information circular and the annual report for the meeting instead of sending a paper copy. This means that the information circular and annual report are posted online for you to access, rather than being mailed to you. Notice and Access is more environmentally friendly, as it helps reduce paper and energy use and also reduces printing and mailing costs.

You will still receive a form of proxy or a voting instruction form in the mail so you can vote your shares. However, unless you previously requested a paper copy, rather than receiving a paper copy of this circular, you will receive a notice that has instructions on how to access and review an electronic copy of our information circular and annual report and how to request a paper copy. The notice also provides instructions on voting your shares using the various different voting methods provided (internet, telephone, mail).

If you would like to receive a paper copy of our information circular and annual report, please follow the instructions in the notice.

Delivery of proxy materials

Proxy materials are sent to registered shareholders through our transfer agent, Computershare. We do not send proxy-related material directly to non-registered shareholders. We use the services of Broadridge Investor Communication Solutions, Canada, which acts on behalf of the intermediaries, to send proxy materials to non-registered shareholders. We intend to pay intermediaries to send proxy-related materials and voting instruction forms to objecting non-registered shareholders.

Voting results

The voting results for each item of business at the meeting will be posted on **telus.com** and filed with the securities regulators after the meeting.

For more information

Contact Computershare if you have additional questions regarding the meeting:

- **phone:** 1-800-558-0046 (toll-free within North America)
  +1 (514)-982-7129 (outside North America)
- **email:** telus@computershare.com
- **mail:** Computershare Trust Company of Canada
  8th floor, 100 University Avenue
  Toronto, Ontario, M5J 2Y1

You can also contact Laurel Hill if you have questions regarding the meeting:

- **phone:** 1-877-452-7184 (toll-free within North America)
  +1 (416)-304-0211 (outside North America)
- **email:** assistance@laurelhill.com

Additional information

Canadian ownership and voting restrictions

As a communications provider of wireline and wireless telecommunications services and digital television services, the Company and certain of its subsidiaries must comply with the Canadian ownership and control requirements prescribed by Canadian laws, namely the *Telecommunications Act*, the *Broadcasting Act*, and the regulations and other instruments issued under these Acts.

With respect to telecommunications, in order to maintain the eligibility of certain of its subsidiaries to operate as Canadian carriers, the *Telecommunications Act* and underlying *Canadian Telecommunications Common Carrier Ownership and Control Regulations* require, among other things, that the level of Canadian ownership and control of the Company's shares must not be less than 66⅔ per cent and the Company must not otherwise be controlled by non-Canadians.

Substantially similar rules apply under the *Broadcasting Act*. However, in addition, the chief executive officer of a company that is a licensed broadcasting undertaking must be a Canadian citizen or a permanent resident of Canada. When levels of non-Canadian ownership exceed 20 per cent, the Company must appoint an independent programming committee to make all programming decisions relating to its licensed broadcasting undertakings.

The Canadian ownership and control regulations underlying the *Telecommunications Act* give the Company, which is a carrier-holding corporation of Canadian carriers, certain powers to monitor and control the level of non-Canadian ownership and control of voting shares. These powers and constraints have been incorporated into the articles of TELUS (Articles) and were extended to also ensure compliance under both the *Radiocommunication Act* and the *Broadcasting Act*. These powers include the right to (i) refuse to register a transfer of shares to a non-Canadian, (ii) repurchase or redeem excess shares from a non-Canadian or require a non-Canadian to sell any shares if that person's holdings would affect TELUS' compliance with foreign ownership restrictions, and (iii) suspend the voting rights attached to the shares considered to be owned or controlled by non-Canadians.

The Company monitors the level of non-Canadian ownership of its shares and must provide periodic reports to the Canadian Radio-television and Telecommunications Commission (CRTC) in this regard.

Interest of certain persons in material transactions

None of the insiders of the Company, no nominee for election as a director of the Company and no associate or affiliate of such persons or companies has any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

Additional matters and information

Additional financial information is contained in TELUS' annual information form and the audited consolidated financial statements of the Company for the year ended December 31, 2019 and Management's discussion and analysis thereof. These documents are available upon request to TELUS Legal Services, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3. TELUS' public documents are filed on **sedar.com** and **sec.gov**. Unless otherwise indicated, the information provided in this circular is as at March 11, 2020.

Indebtedness of directors and officers

No director or officer of the Company or proposed nominee for election as a director of the Company, or any associate thereof, is or has been indebted to the Company or its subsidiaries since January 1, 2006. In compliance with the July 30, 2002 enactment of the *Sarbanes-Oxley Act* (SOX), no new personal loans to directors and executive officers have been made or arranged, and there were no pre-existing personal loans since July 30, 2002.

Business of the meeting

1 Report of management and consolidated financial statements

The report of management and the audited consolidated financial statements for the year ended December 31, 2019, including Management's discussion and analysis, are contained in the TELUS 2019 annual report. All shareholders should have received the 2019 annual report electronically or by mail. If you did not receive a copy, you may view it online at **telus.com/annualreport** or obtain a copy upon request to TELUS' Chief Legal and Governance Officer, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

2 Election of directors

General

The Board has fixed the number of directors at 13 in accordance with the Articles of the Company. We believe the size of the Board is optimal to enable us to leverage the diversity of skills, experience and background necessary to effectively serve the Company and to form effective committees of the Board. At the meeting, we will ask you to vote for the election of the 13 nominees proposed by the Company as directors. All of the nominees were elected as directors at last year's annual meeting, other than Tom Flynn, who has been nominated for election at this meeting. See pages 22 to 30 for biographical and other relevant information about all of the nominees.

Each shareholder will be entitled to vote for, or withhold his or her votes from, the election of each director. Dick Auchinleck and Darren Entwistle have been named in the proxy as proxyholders (management proxyholders), and they intend to vote FOR the election of all 13 nominees whose names and profiles are set forth on pages 22 to 30, except in relation to shares held by a shareholder who instructs otherwise.

Our majority voting policy applies to director elections. Under this policy, if a director is elected in an uncontested election where more votes are withheld than voted in favour of his or her election, then the director will be required to tender his or her resignation to the Chair of the Board. The resignation will be effective when accepted by the Board. The Board will accept the resignation, unless extenuating circumstances warrant a contrary decision. Any director who tenders his or her resignation will not participate in the deliberations of either the Corporate Governance Committee or the Board relating to the resignation. If applicable, we will announce the Board's decision (including the reason for not accepting any resignation) by news release within 90 days of the meeting at which the election was held. Our majority voting policy is included in our *TELUS Board Policy Manual*, which can be downloaded at **telus.com/governance**.

We believe that all 13 nominees are able to serve as directors. Unless his or her office is vacated in accordance with applicable law or the Articles, each director elected at the meeting will hold office from the date of his or her election until the next annual meeting or until his or her successor is elected or appointed.



The Board recommends you vote FOR the election of each nominated director.

Advance notice

Our Articles contain an advance notice requirement for director nominations. These requirements are intended to provide a transparent, structured and fair process to ensure that shareholders are able to submit their proxy voting instructions on an informed basis. Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to Andrea Wood, Chief Legal and Governance Officer, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3, and include the information set forth in our Articles. The notice must be made not less than 30 days nor more than 65 days prior to the date of the meeting, namely between March 2 and April 6, 2020. See our Articles, available on **sedar.com** and on **telus.com/governance**.

3 Appointment of auditors

Deloitte LLP (Deloitte) have been our external auditors since 2002. They were last re-appointed at our annual meeting on May 9, 2019.

Upon the recommendation of the Audit Committee and the Board, shareholders will be asked at the meeting to approve the appointment of Deloitte as auditors and authorize the directors to fix the auditors' remuneration for the ensuing year.

The management proxyholders intend to vote FOR the appointment of Deloitte as auditors of the Company, except in relation to shares held by a shareholder who instructs otherwise.



The Board recommends you vote FOR appointing Deloitte as our auditors until the next annual meeting.

Last year, **99%** of shareholders voted FOR appointing Deloitte as our auditors.

Summary of billings and services by the external auditors for 2019 and 2018

Fees billed for services provided by Deloitte for 2019 and 2018 are as follows:

Type of work	2019		2018	
	($ millions)	%	($ millions)	%
Audit fees[1]	2.776	38.7	2.622	44.4
Audit-related fees[2]	4.038	56.4	3.057	51.8
Tax fees[3]	0.060	0.8	0.207	3.5
All other fees[4]	0.296	4.1	0.015	0.3
Total	**7.170**	**100.0**	**5.901**	**100.0**

1   Includes fees for services rendered by Deloitte in relation to the audit and review of our financial statements. Prior year subtotal has been reclassified to conform with the presentation adopted for 2019.

2   Includes fees for audits and reviews of subsidiaries, service organization control reports, pension-related audits, and translation services rendered by Deloitte that were not part of audit fees. Prior year subtotal has been reclassified to conform with the presentation adopted for 2019. 2018 audit-related fees have been reclassified to exclude the flow-through Canadian Public Accountability Board fee of $43,659.

3   Relates to tax compliance, tax advice and tax planning.

4   Includes fees for services rendered by Deloitte that were not in relation to the audit or review of our financial statements, such as the Human Capital Consulting Engagement and Diversity Benchmarking report (2019) and Telecom pricing gazette (2018).

4 Approval of executive compensation approach – Advisory vote on say on pay

The Board is accountable to the shareholders for its compensation decisions. The purpose of a say-on-pay advisory vote is to provide shareholders with a formal opportunity to give direct feedback to the Board on the Company's approach to executive compensation. We are, therefore, asking shareholders to vote on the following advisory resolution at the meeting:

"Resolved, on an advisory basis, that the shareholders accept the approach to executive compensation disclosed in the Company's information circular for the 2020 annual general meeting of shareholders."

Since this is an advisory vote, the results will not be binding on the Board and do not diminish the roles and responsibilities of the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility by a positive or negative advisory vote. However, the Board will take the results of the vote into account when considering future compensation policies, procedures and decisions, and in determining whether there is a need to increase its engagement with shareholders on compensation and related matters. For information on our approach to executive compensation, see pages 67 to 106.

At our annual meeting in 2019, we conducted our ninth say-on-pay vote, which received the support of 91 per cent of votes cast. Feedback received from meetings with shareholders and shareholder advocacy groups was positive overall and reinforced the view that our policies continue to align with shareholder expectations.

The management proxyholders intend to vote FOR TELUS' approach to executive compensation, except in relation to shares held by a shareholder who instructs otherwise.



The Board recommends you vote FOR our approach to executive compensation.

Last year, **91%** of shareholders voted FOR our approach to executive compensation.

About the nominated directors

Independence

At the meeting, there are 13 directors proposed for election to the Board. In accordance with our independence criteria (as detailed on page 42), 12 of our 13 directors are independent. We believe that an independent board is an important governance practice that helps ensure that our Board is operating independently of management and providing oversight and making decisions in the best interests of the Company and the shareholders. Darren Entwistle is not independent, as he is also the Company's President and Chief Executive Officer (CEO).



12 of 13 directors are independent.

Diversity of background

We are committed to diversity at TELUS and, in 2013, we adopted a written Board diversity policy. The policy provides that the Corporate Governance Committee will consider director candidates on merit, based on a balance of skills, background, experience and knowledge. In identifying the highest quality directors, the Corporate Governance Committee takes into account diversity considerations, such as gender, age and ethnicity/Indigenous status, with a view to ensuring that the Board benefits from a broader range of perspectives and relevant experience. We also try to balance geographic representation to ensure we have sufficient representation across Canada. As well, we aim to have a combination of longer-serving and newer directors to give us the appropriate mix of experience and fresh perspective.

In support of our Board diversity policy, we have set objectives to have diversity represented by not less than 30 per cent of our Board's independent members, and a minimum representation of 30 per cent of each gender. As at the end of 2019, we have exceeded both of these objectives with 55 per cent (six) of our independent directors representing this diversity and 45 per cent (five) being women. With the nomination of Tom Flynn, we will still be above our targets with 50 per cent of our independent director nominees (six out of 12 director nominees) representing diversity and 42 per cent being women (five out of 12 director nominees).

When taking our full Board into consideration, including Darren, the following charts provide information relating to the gender, age, geographic representation and tenure of our nominated directors.



Diversity of skills

Key skills and experience	Total directors	Dick Auchinleck	Ray Chan	Stockwell Day	Lisa de Wilde	Darren Entwistle	Tom Flynn	Mary Jo Haddad	Kathy Kinloch	Christine Magee	John Manley	David Mowat	Marc Parent	Denise Pickett
Senior executive/strategic leadership	13	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Risk management	7	✓	✓	✓			✓		✓			✓		✓
Governance	7	✓			✓	✓		✓	✓		✓	✓		
Finance and accounting	6		✓				✓			✓		✓	✓	✓
Technology knowledge and/or industry knowledge	6				✓	✓		✓	✓		✓		✓	
Executive compensation/human resources (HR)	6	✓	✓	✓			✓	✓					✓	
Government/regulatory affairs	4			✓	✓				✓		✓			
Retail/customer experience	3					✓				✓				✓

Director profiles

The following section provides detailed information on each person nominated for election as director. See page 46 for definitions of each area of expertise.

We determined the total market value of securities held in 2019 by multiplying the number of shares or deferred share units (DSUs) held by a director by $50.28, which was the closing share price on the Toronto Stock Exchange (TSX) on December 31, 2019. For 2018, we multiplied the number of shares or DSUs held by a director by $45.25, which was the closing share price on the TSX on December 31, 2018. DSUs are granted under the Directors Deferred Share Unit Plan (see page 110 for plan details).

The share ownership target is $690,000 for non-management directors. For Dick Auchinleck, the share ownership target in his capacity as Chair of the Board is $2,550,000.

R.H. (Dick) Auchinleck (Chair)

Victoria, British Columbia, Canada

Age: 68

Director since: 2003

Independent

TELUS Committees:
Not applicable[1]

Areas of expertise:
• Senior executive/strategic leadership
• Risk management
• Governance
• Executive compensation/HR

Total compensation for 2019: $518,016



Dick Auchinleck is a corporate director and Chair of the Board of TELUS Corporation. He was Lead Director of TELUS from May 2014 to August 2015 and also served as the Lead Director of ConocoPhillips, an oil and gas company, from 2007 to 2018. Dick was employed by Gulf Canada Resources Limited for 25 years, retiring in 2001 as President and Chief Executive Officer after the sale of the company to Conoco Inc. Dick has a Bachelor of Applied Science (Chemical Engineering) from the University of British Columbia. He is a member of the Association of Professional Engineers and Geoscientists of Alberta and the National Association of Corporate Directors.

Board and committee attendance record

	Attendance	Overall
Board	6/6	100%

Current public board directorships
None

Past public board directorships (2014 to 2019)
ConocoPhillips
Enbridge Income Fund Holdings Inc.

Voting results of 2019 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	320,380,106	4,358,256	324,738,362
Percentage of votes	98.66%	1.34%	100%

Securities held and total market value as at December 31, 2018 and 2019

	2019	2018
Shares	27,322	23,948
DSUs	202,204	186,832
Total market value of securities	$11,540,567	$9,537,795
Meets share ownership target	Yes (4.5x)	Yes (3.7x)

1 Dick is not a member of any Board committee, but regularly attends committee meetings.

Raymond T. Chan

Vancouver, British Columbia, Canada

Age: 64

Director since: 2013

Independent

TELUS Committees:
• Pension
• Human Resources and Compensation

Areas of expertise:
• Senior executive/strategic leadership
• Risk management
• Executive compensation/HR
• Finance and accounting

Total compensation for 2019:
$238,000



Ray Chan is a corporate director, having retired from the oil and gas industry in 2019 after a career spanning almost 40 years. He was employed by Baytex Energy Corp. since 1998, serving in various capacities over the years as Chief Financial Officer, Chief Executive Officer, Executive Chair, Independent Chair and Lead Independent Director. In addition to having served on the boards of a number of public and private oil and gas entities, Ray was also a director at the TMX Group and the Alberta Children's Hospital Foundation. Ray holds a Bachelor of Commerce from the University of Saskatchewan and is a Chartered Professional Accountant.

Board and committee attendance record

	Attendance	Overall
Board	6/6	100%
Pension	4/4	100%
Human Resources and Compensation	4/4	100%

Current public board directorships
None

Past public board directorships (2014 to 2019)
Baytex Energy Corp.
TORC Oil & Gas Ltd.

Voting results of 2019 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	323,882,251	828,170	324,710,421
Percentage of votes	99.74%	0.26%	100%

Securities held and total market value as at December 31, 2018 and 2019

	2019	2018
Shares	20,000	20,000
DSUs	24,623	20,701
Total market value of securities	$2,243,644	$1,841,720
Meets share ownership target	Yes (3.3x)	Yes (2.7x)

Stockwell Day

Vancouver, British Columbia, Canada

Age: 69

Director since: 2011

Independent

TELUS Committees:
- Pension (Chair)
- Corporate Governance[1]

Areas of expertise:
- Senior executive/strategic leadership
- Risk management
- Executive compensation/HR
- Government/regulatory affairs

Total compensation for 2019: $258,000



Stockwell Day operates a consulting business called Stockwell Day Connex and is a senior strategic advisor to McMillan LLP. He served at the provincial and federal levels of government for over 25 years. From 2000 to 2011, Stockwell served as a Member of Parliament with the federal government, holding various positions including Leader of the Official Opposition, Minister of Public Safety, Minister of International Trade, Minister for the Asia-Pacific Gateway, senior Minister responsible for British Columbia and President of the Treasury Board. From 1986 to 2000, Stockwell served with the Alberta government in a variety of roles, including Minister of Labour, Minister of Social Services, Provincial Treasurer and Minister of Finance. Stockwell attended the University of Victoria and has Honorary Doctorates from the University of St. Petersburg, Russia and Trinity Western University. He is a Distinguished Fellow of the Asia Pacific Foundation of Canada and a Certified Member of the Institute of Corporate Directors. In 2018, he received a lifetime achievement award from the Canada China Business Council and, in 2019, he received an award of merit from B'nai Brith Canada and the Peter Lougheed Award for leadership in public policy.

Board and committee attendance record

	Attendance	Overall
Board	6/6	100%
Pension	4/4	100%
Human Resources and Compensation	3/3[1]	100%
Corporate Governance	1/1[1]	100%

Current public board directorships
None

Past public board directorships (2014 to 2019)
Baylin Technologies Inc.
Cona Resources Ltd.
WesternOne Inc.

Voting results of 2019 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	323,323,854	1,414,200	324,738,054
Percentage of votes	99.56%	0.44%	100%

Securities held and total market value as at December 31, 2018 and 2019

	2019	2018
Shares	8,897	7,742
DSUs	37,383	32,683
Total market value of securities	$2,326,958	$1,829,231
Meets share ownership target	Yes (3.4x)	Yes (2.7x)

1 Stockwell was a member of the Human Resources and Compensation Committee until November 5, 2019, when he left that committee and joined the Corporate Governance Committee.

Lisa de Wilde

Toronto, Ontario, Canada

Age: 63

Director since: 2015

Independent

TELUS Committees:
• Corporate Governance
• Pension

Areas of expertise:
• Senior executive/strategic leadership
• Governance
• Technology and/or industry knowledge
• Government/regulatory affairs

Total compensation for 2019: $241,436



Lisa de Wilde is a corporate director and served as Chief Executive Officer of the Ontario Educational Communications Authority (TVO), from 2005 to 2019, steering the public agency's transformation into Ontario's multi-platform digital learning publisher. Prior to joining TVO, Lisa was President and Chief Executive Officer of Astral Television Networks and legal counsel for the Canadian Radio-television and Telecommunications Commission. She currently serves on the boards of Toronto Global, the Asia Pacific Foundation of Canada and Children First Canada. She also served on the board of the Toronto International Film Festival, which she chaired from 2013 to 2016. She holds a Bachelor of Arts (Honours) and a Bachelor of Laws from McGill University. Lisa holds Honorary Doctorates of Laws from Brandon University and Ryerson University. In 2015, she became a Member of the Order of Canada. In 2009, Lisa was recognized with the Women's Executive Network Canada's Most Powerful Women Top 100 award, and in 2013, was awarded the Queen Elizabeth II Diamond Jubilee Medal.

Board and committee attendance record

	Attendance	Overall
Board	6/6	100%
Corporate Governance	4/4	100%
Pension	4/4	100%

Current public board directorships
None

Past public board directorships (2014 to 2019)
EnerCare Inc.

Voting results of 2019 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	323,460,686	1,277,676	324,738,362
Percentage of votes	99.61%	0.39%	100%

Securities held and total market value as at December 31, 2018 and 2019

	2019	2018
Shares	–	–
DSUs	21,893	18,095
Total market value of securities	$1,100,780	$818,799
Meets share ownership target	Yes (1.6x)	Yes (1.2x)

Darren Entwistle

Vancouver, British Columbia, Canada

Age: 57

Director since: 2000

Not independent

TELUS Committees:
Not eligible[1]

Areas of expertise:
- Senior executive/strategic leadership
- Technology and/or industry knowledge
- Governance
- Retail/customer experience

No compensation received for services as director



Board and committee attendance record

	Attendance	Overall
Board	6/6	100%

Current public board directorships
None

Past directorships (2014 to 2019)
George Weston Limited

Voting results of 2019 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	324,209,730	528,895	324,738,625
Percentage of votes	99.84%	0.16%	100%

See pages 98 to 100 for details on securities held and compensation received for 2019 as President and CEO.

1 Darren is not a member of any Board committee, but regularly attends committee meetings.

Darren Entwistle joined TELUS in 2000 as President and CEO. Darren, and our leadership team, have guided TELUS' evolution from a regional telephone company into a global data and wireless leader with a track record of driving world-leading results for its customers, shareholders and communities. During the 20 years that Darren has led the company, the TELUS brand has increased in value from a few hundred million dollars to $8.6 billion today. Notably, Darren has entrenched a customers first focus across the organization, which has contributed to consistently leading customer loyalty rates. The same focus has led to TELUS repeatedly earning global recognition in respect of coverage, speed and reliability for its world-leading wireless network. Darren's commitment to championing TELUS' social purpose has inspired globally leading engagement levels and led to TELUS being recognized as the most philanthropic company in the world and the global leader in social capitalism. Darren holds a Bachelor of Economics (Honours) from Concordia University in Montreal, an MBA (Finance) from McGill University and a Diploma in Network Engineering from the University of Toronto. He is also an Honorary Fellow of the Royal Conservatory, has Honorary Doctorates of Laws from McGill University, Concordia University, the University of Alberta and the University of Victoria, and has an Honorary Degree in Business Administration from the Northern Alberta Institute of Technology. Darren sits on the boards of the Gairdner Institute and the Principal's International Advisory Board at McGill. In 2018, Darren became a Member of the Order of Canada.

Thomas E. Flynn

Toronto, Ontario, Canada

Age: 56

New nominee

Independent

Areas of expertise:
- Senior executive/strategic leadership
- Finance and accounting
- Risk management
- Executive compensation/HR

Total compensation for 2019: n/a



Board and committee attendance record

n/a

Current public board directorships
None

Past directorships (2014 to 2019)
None

Voting results of 2019 annual meeting

n/a

Securities held and total market value as at December 31, 2019

	2019
Shares	n/a
DSUs	n/a
Total market value of securities	n/a
Meets share ownership target	n/a

Tom Flynn is the Chief Financial Officer of BMO Financial Group, a position he has held since March 2011. Prior to that, he held several leadership positions at the Bank of Montreal, including Executive Vice President and Chief Risk Officer, Executive Vice President Finance and Treasurer, and Head of the Financial Services Corporate and Investment Banking Group in BMO Capital Markets. Tom is Chair of the board of Sunnybrook Health Sciences Centre and has served on the boards of a number of other private and public sector organizations. He obtained his MBA and his Bachelor of Arts (Honours) in Business Administration from the Ivey School of Business at Western University and is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants Ontario.

Mary Jo Haddad

Oakville, Ontario, Canada

Age: 64

Director since: 2014

Independent

TELUS Committees:
• Human Resources and Compensation (Chair)

Areas of expertise:
• Senior executive/strategic leadership
• Technology and/or industry knowledge
• Governance
• Executive compensation/HR

Total compensation for 2019: $268,614



Board and committee attendance record

	Attendance	Overall
Board	6/6	100%
Human Resources and Compensation	4/4	100%

Current public board directorships
Toronto-Dominion Bank

Past public board directorships (2014 to 2019)
None

Voting results of 2019 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	320,791,889	3,939,388	324,731,277
Percentage of votes	98.79%	1.21%	100%

Securities held and total market value as at December 31, 2018 and 2019

	2019	2018
Shares	–	–
DSUs	32,099	27,441
Total market value of securities	$1,613,938	$1,241,705
Meets share ownership target	Yes (2.3x)	Yes (1.8x)

Mary Jo Haddad is the founder and president of MJH & Associates, which provides strategic leadership and healthcare advisory services. In 2013, she retired as President and Chief Executive Officer of The Hospital for Sick Children (SickKids) in Toronto, a position she held since 2004. Prior to that, she held several leadership positions at SickKids, including Executive Vice-President and Chief Operating Officer, and Chief Nurse Executive. Mary Jo has a Bachelor of Science (Honours) from the University of Windsor and holds a Master of Health Science from the University of Toronto and Honorary Doctorates of Laws from the University of Windsor, Ryerson University and the University of Ontario Institute of Technology. In 2011, Mary Jo was named one of Canada's inaugural Top 25 Women of Influence in Health Sciences and was inducted into Canada's Most Powerful Women Top 100 Hall of Fame by the Women's Executive Network. In 2012, she received the Queen Elizabeth II Diamond Jubilee Medal. She is a Member of the Order of Canada and a recipient of the Ontario Premier's Award for Outstanding Achievement. She was appointed Chancellor of the University of Windsor in May 2019.

Kathy Kinloch

Vancouver, British Columbia, Canada

Age: 68

Director since: 2017

Independent

TELUS Committees:
• Corporate Governance
• Human Resources and Compensation

Areas of expertise:
• Senior executive/strategic leadership
• Governance
• Government/regulatory affairs
• Technology and/or industry knowledge

Total compensation for 2019: $237,366



Board and committee attendance record

	Attendance	Overall
Board	5/6[1]	83%
Corporate Governance	3/4[1]	75%
Human Resources and Compensation	3/4[1]	75%

Current public board directorships
None

Past public board directorships (2014 to 2019)
None

Voting results of 2019 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	266,603,788	58,099,161	324,702,949
Percentage of votes	82.11%	17.89%	100%

Securities held and total market value as at December 31, 2018 and 2019

	2019	2018
Shares	110	110
DSUs	14,803	9,525
Total market value of securities	$749,826	$435,984
Meets share ownership target	Yes (1.1x)	No (0.6x)

1 Due to health reasons that have been addressed, Kathy was unable to attend the February Board and committee meetings in 2019. However, she did attend all the remaining meetings in 2019. Her absence was approved by the Chair.

Kathy Kinloch has served as the President of the British Columbia Institute of Technology (BCIT) since January 2014. From 2010 to 2013, she was President of Vancouver Community College, and from 2007 to 2010, she served as the Dean of Health Sciences at BCIT. Kathy was a Senior Advisor to the Ministry of Health for the B.C. government from 2006 to 2007, Chief Operating Officer of the Fraser Health Authority from 2002 to 2006, and Vice-President at Surrey Memorial Hospital from 1981 to 2002. Kathy holds a Bachelor of Science in Nursing from the University of Alberta, a Master of Arts in Leadership and a Graduate Certificate in Executive Coaching from Royal Roads University, and an Honorary Doctorate of Laws from Royal Roads University. She is a recipient of numerous awards and recognition, including the Woman of Distinction award from YWCA Metro Vancouver, 50 Most Influential Women in British Columbia and Most Influential Women in Business award from BC Business Magazine, and the Top 50 Power list from Vancouver Magazine. In 2018, Kathy was inducted into the Women's Executive Network Canada (WXN) Top 100 Most Powerful Women Hall of Fame. In 2019 she was honoured as Canada's Most Admired CEO in the Broader Public Sector category by Waterstone Human Capital.

Christine Magee

Toronto, Ontario, Canada

Age: 60

Director since: 2018

Independent

TELUS Committees:
• Audit

Areas of expertise:
• Senior executive/strategic leadership
• Risk management
• Finance and accounting
• Retail/customer experience

Total compensation for 2019:
$235,000



Christine Magee is the Co-Founder and Chair of Sleep Country Canada, a company she co-founded in 1994. Prior to co-founding Sleep Country Canada, Christine spent 12 years in the banking industry in both commercial and corporate sectors from 1982 to 1994. Christine currently serves as a director of Metro Inc., Woodbine Entertainment Group, Trillium Health Partners and Plan International Canada. She is the Chair of the Advisory Committee of the Talent Fund and a member of the Western University Entrepreneurship Advisory Council. Christine earned an Honours Degree in Business and Administration from the University of Western Ontario and holds an Honorary Doctorate from Ryerson University. She is a recipient of the Excellence Canada Special Recognition of Achievement Award, Possibility Thinker Award and the Toastmasters International Communication and Leadership Award, and was inducted into the WXN's Top 100 Most Powerful Women Hall of Fame in 2013, after being a recipient of this award multiple times. In 2015, she became a Member of the Order of Canada.

Board and committee attendance record

	Attendance	Overall
Board	6/6	100%
Audit	4/4	100%

Current public board directorships
Sleep Country Canada Holdings Inc.
Metro Inc.

Past public board directorships (2014 to 2019)
Sirius XM Canada Holdings Inc.

Voting results of 2019 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	323,278,530	1,408,591	324,687,121
Percentage of votes	99.57%	0.43%	100%

Securities held and total market value as at December 31, 2018 and 2019

	2019	2018
Shares	–	–
DSUs	8,204	3,162
Total market value of securities	$412,497	$143,081
Meets share ownership target	No (0.6x)[1]	No (0.2x)[1]

1 Christine has until August 2, 2023 to reach the target.

John Manley

Ottawa, Ontario, Canada

Age: 70

Director since: 2012

Independent

TELUS Committees:
• Corporate Governance (Chair)
• Pension

Areas of expertise:
• Senior executive/strategic leadership
• Technology and/or industry knowledge
• Governance
• Government/regulatory affairs

Total compensation for 2019: $253,466



John Manley is a Senior Business Advisor with the law firm Bennett Jones LLP. He was the President and Chief Executive Officer of the Business Council of Canada from 2010 to 2018. From 2004 to 2009, he served as counsel to McCarthy Tétrault LLP, a national law firm. Prior to that, John had a 16-year career in politics, serving as Deputy Prime Minister of Canada and Minister in the portfolios of Industry, Foreign Affairs and Finance. John obtained a Bachelor of Arts from Carleton University and a Juris Doctorate from the University of Ottawa. He is certified as a Chartered Director by McMaster University and holds Honorary Doctorates from the University of Ottawa, Carleton University, the University of Toronto, Western University, the University of Windsor and York University. He is an Officer of the Order of Canada.

Board and committee attendance record

	Attendance	Overall
Board	6/6	100%
Corporate Governance	4/4	100%
Pension	3/3[1]	100%
Human Resources and Compensation	1/1[1]	100%

Current public board directorships
CIBC (Chair)
CAE Inc. (Chair)

Past public board directorships (2014 to 2019)
None

Voting results of 2019 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	321,436,656	3,250,465	324,687,121
Percentage of votes	99%	1%	100%

Securities held and total market value as at December 31, 2018 and 2019

	2019	2018
Shares	–	1,300
DSUs	49,203	42,006
Total market value of securities	$2,473,927	$1,959,597
Meets share ownership target	Yes (3.6x)	Yes (2.8x)

1 John left the Pension Committee and joined the Human Resources and Compensation Committee for the August 2019 meetings. On November 5, 2019, John became a member of the Pension Committee again and he left the Human Resources and Compensation Committee.

David Mowat

Edmonton, Alberta, Canada

Age: 64

Director since: 2016

Independent

Audit Committee Financial Expert

TELUS Committees:
• Audit (Chair)

Areas of expertise:
• Senior executive/strategic leadership
• Risk management
• Finance and accounting
• Governance

Total compensation for 2019: $268,000



David Mowat is a corporate director. He was President and Chief Executive Officer of ATB Financial from June 2007 to June 2018. Prior to that, he was the Chief Executive Officer of Vancouver City Savings Credit Union from 2000 until 2007. In 2015, he was named Chair of the Alberta Royalty Review panel. David holds a Bachelor of Commerce from the University of British Columbia. In 2015, he received an Honorary Bachelor of Business Administration from the Southern Alberta Institute of Technology and in 2017 he received an Honorary Doctorate of Laws from the University of Alberta. In 2014, David was selected by Alberta Venture Magazine as Alberta's Business Person of the Year.

Board and committee attendance record

	Attendance	Overall
Board	6/6	100%
Audit	4/4	100%

Current public board directorships
Laurentian Bank Group

Past public board directorships (2014 to 2019)
None

Voting results of 2019 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	324,227,043	460,078	324,687,121
Percentage of votes	99.86%	0.14%	100%

Securities held and total market value as at December 31, 2018 and 2019

	2019	2018
Shares	5,975	5,959
DSUs	17,936	13,917
Total market value of securities	$1,202,245	$899,389
Meets share ownership target	Yes (1.7x)	Yes (1.3x)

Marc Parent

Montreal, Quebec, Canada

Age: 59

Director since: 2017

Independent

TELUS Committees:
- Human Resources and Compensation
- Audit[1]

Areas of expertise:
- Senior executive/strategic leadership
- Executive compensation/HR
- Finance and accounting
- Technology and/or industry knowledge

Total compensation for 2019: $240,655



Marc Parent is the President and Chief Executive Officer of CAE Inc., a position he has held since October 2009. Prior to that, he held several leadership positions at CAE since joining in February 2005, including Group President, Simulation Products and Military Training & Services, and Executive Vice President and Chief Operating Officer. He has over 35 years of experience in the aerospace industry, having previously held positions with Canadair and Bombardier Aerospace in Canada and the United States. He currently sits on the boards of the Business Council of Canada and the Aerospace Industries Association of Canada (AIAC). Marc earned a degree in engineering from École Polytechnique de Montréal and is a graduate of the Harvard Business School Advanced Management Program. He was honoured in 1999 as one of Canada's Top 40 under 40 leaders, and holds an Honorary Doctorate from École Polytechnique de Montréal. In February 2011, Marc was named Canadian Defence Review's first ever Defence Executive of the Year. In 2016, he was awarded the Prix Mérite 2016 of the Association of Polytechnique de Montréal Graduates. In 2018, Marc was nominated as Chief Executive Officer of the year by Les Affaires newspaper in Montreal.

Board and committee attendance record

	Attendance	Overall
Board	6/6	100%
Audit	1/1[1]	100%
Human Resources and Compensation	4/4	100%
Pension	3/3[1]	100%

Current public board directorships
CAE Inc.

Past public board directorships (2014 to 2019)
None

Voting results of 2019 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	321,675,079	3,012,042	324,687,121
Percentage of votes	99.07%	0.93%	100%

Securities held and total market value as at December 31, 2018 and 2019

	2019	2018
Shares	–	–
DSUs	12,045	6,830
Total market value of securities	$605,623	$309,058
Meets share ownership target	No (0.9x)[2]	No (0.4x)[2]

1 Marc was a member of the Pension Committee until November 5, 2019, when he left the Pension Committee and joined the Audit Committee.

2 Marc has until November 7, 2022 to reach the target.

Denise Pickett

Toronto, Ontario, Canada

Age: 54

Director since: 2018

Independent

TELUS Committees:
• Audit

Areas of expertise:
• Senior executive/strategic leadership
• Risk management
• Finance and accounting
• Retail/customer experience

Total compensation for 2019: $237,893



Denise Pickett is the President, Global Services Group of American Express, a role she has held since September 2019. From 1992 to the present, Denise has held a series of progressively senior roles throughout American Express. She was Country Manager for American Express Canada and President and Chief Executive Officer of Amex Bank of Canada. Denise subsequently relocated to the United States, where she served as the President of American Express OPEN, the small business division, then as the President of U.S. Consumer Services, and most recently as American Express' Chief Risk Officer. She was also a member of the board of directors of the Hudson's Bay Company (2012 to 2018) and serves as Vice Chair on the board of directors of the United Way of New York City. Denise holds an MBA from the Schulich School of Business at York University and a Bachelor of Science (Honours) from the University of Toronto. She was included in Payment Source's Most Influential Women in Payments in 2018.

Board and committee attendance record

	Attendance	Overall
Board	6/6	100%
Audit	4/4	100%

Current public board directorships
None

Past public board directorships (2014 to 2019)
Hudson's Bay Company

Voting results of 2019 annual meeting

	Votes for	Votes withheld	Total votes cast
Number of votes	323,354,840	1,332,544	324,687,384
Percentage of votes	99.59%	0.41%	100%

Securities held and total market value as at December 31, 2018 and 2019

	2019	2018
Shares	–	–
DSUs	6,883	1,930
Total market value of securities	$346,077	$87,333
Meets share ownership target	No (0.5x)[1]	No (0.1x)[1]

1 Denise has until November 1, 2023 to reach the target.

Additional disclosure related to directors

Cease trade orders, bankruptcies, penalties or sanctions

TELUS is not aware of any proposed director of TELUS who had been a director or executive officer of any issuer within the 10 years ended March 11, 2020, which, while that person was acting in that capacity or within a year of ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

TELUS is not aware of any proposed director of TELUS who had been a director, chief executive officer or chief financial officer of any issuer within the 10 years ended March 11, 2020, which was subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) that was issued while the director was acting in such capacity, or that was issued after the director ceased to be acting in such capacity and which resulted from an event that occurred while the director was acting in such capacity.

Director compensation

Principles

Our Corporate Governance Committee is responsible for reviewing directors' compensation and recommending changes to the Board as appropriate. In determining the appropriate level and mix of elements in directors' compensation, the Committee is guided by the following compensation principles:

- We target total compensation at the 50th percentile of the selected comparator group
- A flat fee structure aligns with the changing role of directors and the continuous nature of their contributions and responsibility
- Equity is an important element of compensation to emphasize alignment with the interests of shareholders
- Equity pay is determined by reference to a specified value rather than a specified number of DSUs to better reflect market value at the time of grant
- The level of compensation must be sufficient to attract and retain highly qualified directors with an appropriate mix of skills, expertise and experience

Our director compensation principles

Total compensation targeted at the 50th percentile of comparator group

Flat fee structure

Equity compensation aligns with shareholder interests

Reviewed on an annual basis

- Compensation is reviewed each year to ensure that it remains appropriate, is aligned with the market and is reflective of the risks and responsibilities of being an effective director.

> **Compensation is reviewed each year to ensure that it remains appropriate, is aligned with the market and is reflective of the contributions and responsibilities of being an effective director.**

Benchmarking

In conducting its annual benchmarking of compensation, the Corporate Governance Committee compares the mix and level of compensation for TELUS directors to the mix and level for directors of a comparator group consisting of Canadian public companies in similar industries, as well as other Canadian public companies of comparable complexity, governance and size in different industries. In selecting the comparator group, the Committee also takes into account the composition of the comparator group selected for benchmarking executive compensation. The Committee engages an external consultant to assist in the selection of an appropriate comparator group and to collect market data on director compensation. Meridian Compensation Partners LLC (Meridian) was the consultant engaged to benchmark 2019 director compensation. See page 73 for more information about Meridian and the services it provides. After reviewing market data and applying

the compensation principles adopted by the Company, the Committee makes its recommendations to the Board for director compensation for the following year.

The comparator group selected to benchmark 2019 director compensation is listed in the following table. The same group was used in 2018. The comparator group was selected by screening for companies with revenue and market capitalization in an approximate range of one-third to three times TELUS' trailing 12-month revenue and market capitalization. The 2019 director comparator group was identical to the comparator group used to benchmark 2019 executive compensation, except that the director comparator group also included three additional companies. This was recommended by Meridian and considered appropriate by the Corporate Governance Committee, as TELUS regularly competes with these companies to attract candidates for the Board.

Comparator group for benchmarking 2019 director compensation	
BCE Inc. (telecommunications services and media)	Ovintiv Inc.[1] (oil and gas exploration and production)
Canadian Imperial Bank of Commerce (diversified banks)	Quebecor Inc. (telecommunications services and media)
Canadian National Railway Company (railroads)	Rogers Communications Inc. (telecommunications services and media)
Canadian Tire Corporation, Limited (general merchandise)	Shaw Communications Inc. (telecommunications services)
Cenovus Energy Inc. (integrated oil and gas)	SNC-Lavalin Inc. (construction and engineering)
CGI Group Inc. (IT consulting and systems integration)	Suncor Energy Inc. (integrated oil and gas)
Enbridge Inc. (oil and gas storage and transportation)	TC Energy Corporation[2] (oil and gas storage and transportation)
Finning International Inc. (trading companies and distributors)	Teck Resources Limited (diversified metals and mining)
Loblaw Companies Limited (food retail)	Thomson Reuters Corp. (publishing)
Nutrien Ltd. (fertilizers and agricultural chemicals)	Toronto-Dominion Bank (diversified banks)

1 Formerly Encana Corporation.
2 Formerly TransCanada Corporation.

Components of compensation

In 2014, the Board approved a tiered flat fee structure for our non-management directors. The Board believes that a flat fee structure is better aligned with the changing role of directors and is more reflective of the continuous nature of their contributions and responsibility throughout the year (rather than a fee structure based on attendance at meetings). Directors often provide advice outside of meetings, continuously keep abreast of developments affecting the Company and frequently identify opportunities for the Company. As well, directors must be attentive to the best interests of the Company at all times. In accordance with the *TELUS Board Policy Manual*, directors must maintain an excellent Board and committee meeting attendance record and should strive for 100 per cent attendance. The tiered flat fee structure takes into account the different responsibilities of the chairs of each committee and the Board

Chair, while eliminating all Board and committee member fees except where attendance is required at more than a specified number of meetings.

If the directors are required to attend (i) more than 10 Board meetings in a calendar year, (ii) more than 10 Audit Committee meetings in a calendar year, or (iii) for committees other than the Audit Committee, more than nine committee meetings in a calendar year, then such non-management directors will be paid an additional fee of $1,500 (all in cash) for each such additional Board or committee meeting attended. Additional meeting fees may also be paid for service on a special committee.

The components of the tiered flat fee annual retainer structure (to be paid 40 per cent in cash and 60 per cent in DSUs) are shown in the following table. There has been no change to the fee structure since 2018.

| Tier | Compensation ($) | | |
	Cash (40%)	DSUs (60%)	Annual retainer
Non-management directors, including committee service	90,000	140,000	230,000
Chair of Pension Committee or Corporate Governance Committee	95,000	150,000	245,000
Chair of Audit Committee or Human Resources and Compensation Committee	100,000	160,000	260,000
Chair of the Board	200,000	310,000	510,000

Directors may elect to receive the cash portion of their annual retainers and additional meeting fees, if any, in any combination of cash, DSUs and shares, subject to a requirement that 50 per cent of the cash portion of their annual retainer must be paid in DSUs or directed to the purchase of shares until they

meet the minimum share ownership target noted on page 33. Each non-management director is also entitled to reimbursement for certain services and products offered by the Company, subject to a specified cap, and to receive $1,500 for return travel in excess of six hours to attend Board meetings.

2019 actual compensation

The total compensation paid to non-management directors for the year ended December 31, 2019 is shown in the table below.

Directors[1]	Fees earned ($)		Share-based awards (DSUs) ($)	All other compensation[3] ($)	Total ($)
	Annual retainer (cash)	Travel fee[2]			
Dick Auchinleck	200,000	1,500	310,000	6,516	518,016
Ray Chan	90,000	1,500	140,000	6,500	238,000
Stockwell Day	95,000	1,500	150,000	11,500	258,000
Lisa de Wilde	90,000	4,500	140,000	6,936	241,436
Mary Jo Haddad	100,000	4,500	160,000	4,114	268,614
Kathy Kinloch	90,000	1,500	140,000	5,866	237,366
Bill MacKinnon[4]	31,896	3,000	–	–	34,896
Christine Magee	90,000	4,500	140,000	500	235,000
John Manley	95,000	4,500	150,000	3,966	253,466
Sabi Marwah[4]	31,896	1,500	–	3,287	36,683
Claude Mongeau[5]	53,804	4,500	140,000	2,182	200,487
David Mowat	100,000	1,500	160,000	6,500	268,000
Marc Parent	90,000	4,500	140,000	6,155	240,655
Denise Pickett	90,000	3,000	140,000	4,893	237,893

1 Darren does not receive compensation for services as a director. Compensation disclosure for Darren is on page 99.
2 Directors are paid an additional $1,500 per meeting for travel in excess of six hours (return) from their principal residence to attend a Board meeting. This is paid in either cash or DSUs, depending on the director's election.
3 Includes charitable donations of up to $500 per year made in the director's name; reimbursement of up to $6,000 per year for any combination of TELUS services offered to consumers in the director's location, including home services (Optik TV®, home phone and long distance, internet, home security) and mobile phone services (including data and roaming), as well as medical and health-related services offered through TELUS' wholly owned subsidiaries; up to $1,200 per calendar year towards equipment such as smartphones and tablets; and reimbursement of up to $5,000 per calendar year for continuing education. These amounts are paid in cash.
4 Bill and Sabi resigned from the Board on May 9, 2019.
5 Claude resigned from the Board on August 5, 2019.

Director equity ownership target

All non-management directors are required to reach an equity ownership target equal to three times the annual retainer ($690,000) within five years of their appointment date. As Chair of the Board, Dick Auchinleck's equity ownership target is equal to five times his annual retainer ($2,550,000). DSUs are included in calculating whether a director has met the equity ownership target. The equity ownership target for the CEO is equal to seven times his base salary.

All of the current non-management directors have exceeded the ownership target, other than Marc Parent, Christine Magee and Denise Pickett, who are still within the five-year period following the date of their appointment for meeting their ownership target (see their respective director profiles for exact dates). The actual number of shares and DSUs owned or controlled by each non-management director as at December 31, 2018 and December 31, 2019, as well as their total market value, can be found in *Director profiles* on pages 22 to 30. Information for Darren is on page 98.

> Our non-management directors have met their share ownership targets, except for three directors who have five years from the date of their appointment to meet their target and have not yet served five years.

Director share-based awards

Below is a summary of all share-based awards outstanding as at December 31, 2019 for each current non-management director. TELUS does not grant options to non-management directors. All share-based awards granted to current non-management directors were vested as at December 31, 2019. Information regarding share-based awards for Darren is on page 100.

Name	Share-based awards[1]		
	Number of DSUs that have vested[2]	Market or payout value of vested share-based awards not paid out or distributed[3] ($)	Value granted in-year[3] ($)
Dick Auchinleck	202,204	10,166,817	772,904
Ray Chan	24,623	1,238,044	197,198
Stockwell Day	37,383	1,879,617	236,316
Lisa de Wilde	21,893	1,100,780	190,963
Mary Jo Haddad	32,099	1,613,938	234,204
Kathy Kinloch	14,803	744,295	265,378
Christine Magee	8,204	412,497	253,512
John Manley	49,203	2,473,927	361,865
David Mowat	17,936	901,822	202,075
Marc Parent	12,045	605,623	262,210
Denise Pickett	6,883	346,077	249,037

1 Share-based awards are DSUs as at December 31, 2019.
2 DSUs are valued and paid out within a certain period of time after the director ceases to be a director, as elected by him or her, in accordance with the terms of the Directors Deferred Share Unit Plan. See page 110. Includes additional DSUs equivalent in value to the dividends paid on shares, which were credited in-year.
3 Based on the closing price of shares ($50.28) on December 31, 2019. Includes additional DSUs equivalent in value to the dividends paid on shares, which were credited in-year.

CORPORATE GOVERNANCE

Statement of TELUS' corporate governance practices

WHAT WE DO

✔ **Independent board and committees** – Twelve of our 13 directors are independent and all of our committees are composed of independent directors

✔ **Separate role of Board Chair and President and Chief Executive Officer (CEO)** – We maintain separate Chair and CEO positions and our Chair is an independent director

✔ **Share ownership guidelines** – We require directors and senior executives to own shares, or have an equity interest in TELUS, to align their interests with our shareholders and we disclose share ownership targets and numbers

✔ **Majority voting for directors** – Our Board adopted a majority voting policy in 2003

✔ **Strong risk oversight** – Our Board and committees oversee our risk management program and strategic, financial and operational risks

✔ **Formal assessment process** – Our directors formally evaluate the effectiveness of the Board and its committees, as well as the performance of all individual directors (including the Board Chair and committee chairs). This assessment is conducted annually, with an alternating focus each year

✔ **Limit on interlocking boards** – We limit the number of other public company boards our directors can serve on together

✔ **No overboarding of directors** – Our policy states that no directors should sit on more than four other public company boards. A director who is a chief executive

officer or a full-time senior executive at a public company should not serve on more than two public companies boards in addition to the Board of TELUS

✔ **Director recruitment and board succession** – We have adopted a 15-year term limit and a retirement road map that informs our Board succession planning and process

✔ **Diverse board** – Our Board represents a diverse mix of skills, background and experience. Currently, 45% of our independent directors are female

✔ **Independent advice** – Each Board committee has full authority to retain independent external advisors to help it carry out its duties and responsibilities

✔ **Code of ethics and conduct** – Our directors, officers and employees must comply with our code of ethics and conduct and confirm their compliance every year

✔ **Shareholder engagement** – We have a formal shareholder engagement policy that describes how shareholders can provide direct feedback to the Board and we engage with shareholders throughout the year

✔ **Say on pay** – We have held an advisory vote on our approach to executive compensation every year since 2011

✔ **In-camera sessions** – Independent directors meet without management present at each Board and committee meeting

✔ **Formal director orientation and ongoing education program** – We have a comprehensive orientation process for new directors and an ongoing education program for the Board

WHAT WE DO NOT DO

X **No slate voting** – Our directors are individually elected

X **No management directors on committees** – Our management director does not sit on any of the Board committees

X **No share option awards for directors** – We do not grant share options to directors

X **No monetization or hedging** – No director, executive or employee can monetize or hedge our shares or equity-based compensation to undermine the risk-alignment in our equity ownership requirements

We are committed to effective and sound practices in corporate governance and we regularly assess emerging best practices and changing legal requirements. We are also committed to transparent disclosure of our corporate governance practices and to providing voluntary disclosure when we believe that disclosure is helpful to our stakeholders, even if that disclosure goes beyond what is legally required.

TELUS complies with all applicable Canadian and U.S. corporate governance rules, regulations and policies. Although not required to do so, we have voluntarily adopted the expanded definition of independence in Section 303A of the New York Stock Exchange Governance Standards (the NYSE governance rules). We are also in substantial compliance with most of the provisions of the NYSE governance rules that are not mandatory for foreign private issuers, including the NYSE requirements regarding the independence of compensation committee members, except as indicated below.

With respect to shareholders' approval of security-based compensation arrangements, TELUS follows the Toronto Stock Exchange (TSX) rules, which require shareholders' approval of security-based compensation arrangements and material amendments only if they involve newly issued securities. This is in contrast to the NYSE governance rules, which generally require shareholders' approval of all equity-based compensation arrangements regardless of whether they involve newly issued securities or securities purchased in the open market.

TELUS follows many (but not all) of the incremental disclosure provisions under the NYSE governance rules.

Board of Directors

Oversight and mandate

The Board is responsible for the stewardship of the Company and overseeing the management of the Company's business and affairs.

> **A copy of the *TELUS Board Policy Manual* is available at telus.com/governance.**

The Board has adopted the *TELUS Board Policy Manual* to assist directors in fulfilling their obligations, both individually and collectively, and to set out the expectations for the Board, Board committees, individual directors, the Chair, the committee chairs and the CEO. The terms of reference for the Board of Directors are contained in the manual and attached as Appendix A to this information circular. The entire *TELUS Board Policy Manual*, including the terms of reference for the Board of Directors, is reviewed annually by the Corporate Governance Committee and any amendments are approved by the Board.

The Board fulfills its duties and responsibilities directly and by delegating some of these responsibilities to its committees. Following is a discussion of the key mandates for the Board, namely, strategic planning, risk oversight and succession planning.

To further delineate its responsibilities, the Board has adopted a delegation policy under which it delegates certain decisions to management. This policy provides guidance to the Board and management on matters requiring Board approval, including major capital expenditures, acquisitions, investments and divestitures.

Strategic planning

One of the Board's key mandates is to oversee the development and implementation of the Company's strategic objectives and goals. The corporate priorities and the plan to achieve those

> **The Board plays a key role in reviewing the Company's corporate priorities and setting the Company's strategic objectives and goals.**

priorities are reviewed and approved by the Board each December. Every quarter, the Board receives updates on the Company's progress against each of the priorities, with key performance metrics and drivers. At each meeting, the Board holds detailed discussions on strategy and implementation of the Company's strategic plan and priorities.

Critical to this process is the Board's annual strategic advance meeting, held over three days at the beginning of August. At this meeting, the Board and management hold comprehensive discussions on the strategic plan and our corporate priorities, as well as progress toward our operational and financial targets. The August meeting, as well as other activities during the course of the year, provide opportunities for our directors to meet with members of our senior leadership team to enhance their understanding of our business and to inform their participation in executive succession planning.

Risk oversight

Risk oversight and management is another key mandate of the Board.



Board oversight

The Board has oversight for risk management and is responsible for:

- Identifying and overseeing material risks to the Company's business, including strategic, operational, financial, legal, compliance and regulatory risks
- Ensuring the implementation of appropriate systems and processes to identify, monitor and manage material risks
- Reviewing, on an annual basis, the Company's risk management program, including risk appetite, integrated enterprise risk assessment, quality and adequacy of risk-related information provided to the Board and allocation of risk oversight among the Board and each of the committees.

Through an annual internal risk and control assessment, each director identifies key enterprise risks and provides his or her perception of TELUS' risk appetite in key risk areas.

While the Board maintains overall responsibility for risk, the responsibility for certain aspects of the risk oversight program is delegated to certain committees as indicated below. Throughout the year, the Board and each of the committees dedicate a portion of their meetings to reviewing and discussing specific risk topics in greater detail. The Board receives quarterly updates on specific risks and risk mitigation activities from each of the committees.

Audit Committee

The Audit Committee is responsible for overseeing and monitoring risks relating to financial policies, reporting and disclosure, tax, regulatory compliance, litigation, security, ethics and audit (internal and external). It reviews the enterprise key risk profile, risk trending and key risk mitigation strategies on top risks each quarter, and approves the internal and external audit plans on an annual basis.

Corporate Governance Committee

The Corporate Governance Committee oversees and monitors risks related to the Company's governance structure and processes, including assisting the Board in implementing corporate governance guidelines and policies and determining the composition of the Board and its committees. It also has oversight over environmental matters, corporate social responsibility, sustainability and insurance-related matters, as further described below.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee oversees and monitors risks associated with executive compensation, succession planning for executive management, labour relations, respectful workplace policies and practices and health and safety practices. It also reviews (together with the Audit Committee) the code of ethics and conduct and receives reports on breaches of the code.

Pension Committee

The Pension Committee is responsible for overseeing and monitoring risks associated with the administration and investment activities of the pension plans of the Company. It also implements appropriate policies, systems and processes to identify and manage those risks.

For a detailed explanation of the material risks applicable to TELUS and its affiliates, see Sections 9 and 10 of Management's discussion and analysis in the TELUS 2019 annual report.

Sustainability and environmental governance

Sustainability is embedded in our core business strategy and our sustainability performance provides us with social, environmental and economic opportunity. For example, the social capitalism index, which is part of our corporate scorecard, contains metrics that measure our performance in reducing greenhouse gas emissions, as well as social impact metrics. Our performance and achievements related to environmental, social and governance factors are set out in our 2019 sustainability report, which is available at **telus.com/sustainability**.

The Board has overall responsibility for stewardship of the Company, which includes risk oversight and management. The Board exercises its risk oversight relating to corporate social responsibility, environmental and sustainability matters through the Corporate Governance Committee. Our climate-related risks are identified by our Sustainability and Environmental Risk Management Team, which provides quarterly progress reports to the Corporate Governance Committee and other relevant updates to the Board as required. These reports contain pertinent information regarding our environmental risks, compliance and liability. For more information on Board oversight of our climate-related risks and opportunities, see our Task Force for Climate-related Financial Disclosure in the TELUS 2019 annual information form.

The Corporate Governance Committee also reviews the sustainability report on an annual basis and recommends it to the Board for approval.

Our CEO and executives are responsible for the execution of the overall strategic direction of our sustainability programs.

The Sustainability and Environmental Risk Management Team oversees our sustainability strategy development and governance, integrates sustainability considerations across the business, implements training and awareness on sustainability and the environment, and supports our ISO 14001 certified environmental management system.

The National Sustainability Council is a diverse group of more than 20 team members across the Company who dedicate up to 10 per cent of their time supporting the integration of sustainability into our culture. Council members work to make a difference by focusing on behavioural change to reduce natural resource consumption (e.g. energy, paper and waste), communicating in support of sustainability education, and training and supporting our Green Teams.

Green Teams are volunteer groups composed of local TELUS team members across the Company who implement self-driven sustainability initiatives in their workplaces.



Succession planning

Another key mandate of the Board and the Human Resources and Compensation Committee (Compensation Committee) is in the area of succession planning. Executive succession planning is fully integrated with the Company's overall strategic planning process, which covers all management positions to ensure the development of strong talent. On an annual basis, the Compensation Committee meets with the CEO to review and update the succession plan for the ELT (Executive Leadership Team – all Executive Vice-Presidents who are appointed officers of the Company) and the CEO.

Succession planning is an important priority for the Board and is reviewed on an annual basis.

The Board has prioritized executive succession planning and invested significant time in conducting a comprehensive review of CEO succession planning, which is conducted on an annual basis and includes a review of the process itself, as well as a review of the leadership skills and experience being sought and developed in candidates for the role of CEO. In particular, the Board examines the progress made against prior development plans for high-potential executives. The Board also discusses in great detail the strengths and development opportunities of the current candidates for the role of CEO, as well as the strengths and development opportunities of the next generation of executive and CEO candidates. Candidates for the CEO position are assessed relative to their leadership capabilities, sustained operational results and proven ability to drive strategy. The Board and CEO often recommend additional development opportunities, mentorship and enhanced responsibilities to accelerate candidates' growth.

In addition to this annual review, the Compensation Committee and the Board discuss talent management and succession plans throughout the year in the context of performance reviews used to determine executive compensation. For more details on executive succession planning that was conducted in 2019, please refer to the Compensation Committee report on page 60.

Committees

To help the Board fulfill its duties and responsibilities, the Board delegates certain powers, duties and responsibilities to its committees to ensure a full review of certain matters. These include the Audit, Corporate Governance, Human Resources and Compensation, and Pension Committees.

The following table provides an overview of our current Board committees. Management directors do not serve on any committee and, as Board Chair, Dick Auchinleck is not a member of any committee but regularly attends committee meetings. All of the committees are composed solely of independent directors.

Committee	Number of meetings held in 2019	Members as of December 31, 2019	Independent
Audit	4	David Mowat (chair)	✔
		Christine Magee	✔
		Marc Parent	✔
		Denise Pickett	✔
Corporate Governance	4	John Manley (chair)	✔
		Stockwell Day	✔
		Lisa de Wilde	✔
		Kathy Kinloch	✔
Human Resources and Compensation	4	Mary Jo Haddad (chair)	✔
		Ray Chan	✔
		Kathy Kinloch	✔
		Marc Parent	✔
Pension	4	Stockwell Day (chair)	✔
		Ray Chan	✔
		Lisa de Wilde	✔
		John Manley	✔

Each committee has terms of reference that set out its mandate, duties and scope of authority, and each committee reports to the Board on its activities on a regular basis. The mandate and responsibilities of each committee are shown in the table below.

	Mandate	Responsibilities
Audit Committee	To support the Board in fulfilling its oversight responsibilities regarding the integrity of the Company's accounting and financial reporting.	• Monitoring internal controls and disclosure controls • Monitoring legal, regulatory and ethical compliance and reporting and timeliness of filings with regulatory authorities • Reviewing and assessing the independence and performance of the Company's external and internal auditors • Overseeing the management of the Company's risks • Monitoring the Company's creditworthiness, treasury plans and financial policy • Overseeing the Company's whistleblower and complaint procedures. For more details on the Audit Committee's 2019 activities, see page 56. For more information on the Audit Committee, including the text of its terms of reference, refer to the Audit Committee section in our annual information form for the year ended December 31, 2019.
Corporate Governance Committee	To assist the Board in fulfilling its oversight responsibilities to ensure TELUS has an effective corporate governance regime.	• Monitoring corporate governance developments, emerging best practices and the effectiveness of our corporate governance policies and practices • Identifying, recruiting and recommending nominees for election as directors • Providing ongoing education and development for directors • Overseeing Board and director evaluations • Recommending to the Board for its determination of directors' independence, financial literacy, financial expertise, and accounting or related financial management expertise • Monitoring and reviewing insurance, claims and property risks, corporate social responsibility and environmental matters and policies. For more details on the Corporate Governance Committee's 2019 activities, see page 58.
Human Resources and Compensation Committee	To assist the Board in developing its compensation philosophy and guidelines on executive compensation and to oversee policies related to employees.	• Determining CEO goals and objectives relative to compensation • Evaluating CEO performance • Reviewing and recommending to the Board for approval the compensation arrangements for the CEO (based on evaluation) • Reviewing and approving the compensation arrangements for our ELT • Overseeing executive succession planning • Monitoring executive compensation policies, health and safety policies, procedures and compliance, and certain aspects of our approach to business ethics and corporate conduct. For more details on the Compensation Committee's 2019 activities, see page 60.
Pension Committee	To oversee the administration, financial reporting and investment activities for six registered Company pension plans, any related supplemental retirement arrangements as mandated by the Board, and any related trust funds (collectively the Pension Plans).	• Monitoring the actuarial soundness of the Pension Plans • Monitoring the administrative aspects of the Pension Plans • Monitoring the investment policy of the Pension Plans • Monitoring the performance of the investment portfolios and compliance with applicable legislation • Recommending to the Board for approval fundamental changes in the nature of the pension arrangement for any Pension Plan and fundamental changes in the governance structure for the Pension Plans. For more details on the Pension Committee's 2019 activities, see page 59.

Each committee also uses an annual work plan to guide its deliberations during the course of the year. The mandate of each committee and its annual work plan is approved by each committee on an annual basis. Finally, each committee has the authority to retain external advisors at TELUS' expense in connection with its responsibilities. The Compensation Committee retained Meridian Compensation Partners LLC (Meridian) in 2010 as its independent external executive compensation consultant. A description of Meridian's work for the Compensation Committee is on page 73. Since 2011, the Corporate Governance Committee has retained Meridian to assist in the annual market study of directors' compensation (see page 31).

We believe our directors should have exposure to different committees, so that they can develop a broad Company perspective. Our committee succession planning principles include facilitating consistency and continuity, having a common director on the Compensation Committee and Pension Committee (to provide a direct linkage on related matters), having a former Audit Committee member on the Pension Committee, and having former committee chairs act as emergency committee chairs, if required. In 2015, the Corporate Governance Committee approved the following additional planning principles:

- New directors may serve only on the Audit Committee for the first year, and thereafter may serve on two committees

- The Chairs of the Audit and Compensation Committees will only serve on their respective committees of the Board, in consideration of the extra responsibilities associated with those roles

- The principles of our diversity policy should apply to the committee composition succession process to ensure that diversity considerations are taken into account when determining the optimal composition and mix of skills for each committee.

Accordingly, the Corporate Governance Committee reviews the composition of the committees annually and considers the desirability of rotating directors among committees. For instance, since joining in 2003, Dick Auchinleck has served

on each committee, with his longest tenure being on the Corporate Governance Committee (10 years), while Stockwell Day has served on all four committees, with his longest tenure being on the Compensation Committee and the Pension Committee (both six years). Ray Chan joined the Board in 2013 and was on the Audit Committee for four years, as well as the Compensation Committee. He stepped down from the Audit Committee in May 2017 and joined the Pension Committee to gain exposure to a different area of the Company and to lend his financial expertise to this committee.

In 2019, the Board approved the following change to committee membership: John Manley, who has been a director since 2012, stepped down from the Pension Committee after the May 2019 annual meeting, having served on that committee for four years, to join the Compensation Committee, which was the only committee he had not served on yet. Following the resignation of Claude Mongeau from the Board in August 2019, the Board approved further changes to committee membership to ensure a balance of members and expertise on the committees. In November 2019, Marc Parent stepped down from the Pension Committee and joined the Audit Committee. Similarly, John Manley stepped down from the Compensation Committee and rejoined the Pension Committee. Also, given Stockwell Day's long tenure on the Compensation Committee, he stepped down from that committee and joined the Corporate Governance Committee.

In 2020, we will continue the implementation of our committee chair succession process, with Ray Chan replacing Stockwell Day as the Chair of the Pension Committee after the May annual meeting. Stockwell will remain a member of the committee, acting as a resource and helping the Board ensure a smooth transition with an emphasis on continuity and consistency. This change gives Ray, a long-standing member of the Pension Committee, an opportunity to serve as chair of a committee.

For more information about our standing committees, see the committee reports starting on page 56. Each committee's mandate, which includes brief position descriptions for the chair of each Board committee, is also part of the *TELUS Board Policy Manual* available at **telus.com/governance**.

> **Our committee succession planning principles aim to balance giving directors exposure to different committees with maintaining expertise and institutional knowledge on each committee.**

Independence

The Board determines independence using a set of criteria that goes beyond applicable securities rules and has chosen to voluntarily comply with all elements of the independence test set out by the NYSE, including those that are not binding on TELUS. Accordingly, the independence tests applied by the Board comply with the applicable Canadian and U.S. governance rules and the NYSE governance rules. The Board's adoption of these criteria is reflected in the *TELUS Board Policy Manual*, which also requires a majority of the Board's members to be independent. Furthermore, all committee members must be independent. Members of both the Audit and the Compensation Committees must also satisfy the more stringent independence tests set out under the applicable Canadian and U.S. governance rules and the NYSE governance rules. With respect to the Board Chair, the *TELUS Board Policy Manual* provides that the Chair must be independent, but if that is not desirable in the circumstances, the Board must appoint an independent Lead Director.

The Board evaluates the independence of each director by applying these expanded independence criteria to the relationship between each director and the Company based on information updated annually through a comprehensive questionnaire.

As one of Canada's largest telecommunications companies and the incumbent local exchange carrier in certain provinces, the Company provides services to its directors and their families and to many organizations with which the directors are associated. The Board has determined that the provision of services *per se* does not create a material relationship between a director and the Company. Rather, in determining if there is a material relationship, the Board examines a variety of factors, including the scope of the services provided, the monetary and strategic value of those services to each party, the degree of dependence on such relationship by either party and how easily a service may be replaced. The Board considers similar factors in assessing the materiality of any relationship between the Company and any customer, supplier or lender with whom a director is associated.

Applying the above tests and process, the Board is satisfied that, except for Darren Entwistle, there is no material relationship existing between any of the proposed directors, including the Chair, and the Company, either directly or as a partner, shareholder or officer of an organization, that has a material relationship with the Company.

As a regular feature at each Board and standing committee meeting, there is an in-camera session of the independent directors. The Chair or the committee chair, as the case may be, presides over these in-camera sessions. The following table indicates the number of regularly scheduled meetings, in-camera sessions and total meetings held by our Board and each committee in 2019.

Board/Committee	Regularly scheduled meetings	In-camera sessions	Total number of meetings
Board	6	6	6
Audit Committee	4	4	4
Corporate Governance Committee	4	4	4
Human Resources and Compensation Committee	4	4	4
Pension Committee	4	4	4

Position descriptions – Chair and CEO

The Board has developed a description of the roles and responsibilities of the Chair and the CEO, to delineate clearly the Board's expectations of the Chair and the CEO. That description is included in the *TELUS Board Policy Manual* available at **telus.com/governance**.

> **The Chair of the Board is an independent director.**

The Chair's primary responsibility is to lead the Board in its supervision of the business and affairs of the Company and its oversight of management. The Chair's duties include facilitating the effective operation and management of the Board; providing leadership to the Board to ensure it can function independently of management as and when required; fostering the Board's understanding of the boundaries between Board and management responsibilities; chairing in-camera meetings of the independent directors at all Board meetings; assisting the Corporate Governance Committee with the recruitment of new directors and the evaluation of the Board, its committees and its members; and facilitating the Board's efforts to promote engagement with, and feedback from, shareholders.

The CEO reports to the Board and bears prime responsibility for managing the business and affairs of the Company. The CEO's duties include leading the execution of the Company's strategy; keeping the Board current on major developments; recommending the Company's strategic direction to the Board; developing and monitoring annual business and operational plans and budgets; fostering a customers first culture that promotes ethical practices and supports individual and collective integrity; facilitating interaction between the Board and other key members of management; creating, maintaining and reviewing leadership development and succession plans for the ELT; supporting the Corporate Governance Committee in respect of recruiting new directors to the Board; supporting the Compensation Committee in respect of CEO succession planning; and developing and leading the execution of strategies with respect to relations with investors, shareholders, governments, communities and other stakeholders. In addition, the CEO is responsible for delivering on the Company's corporate priorities, which are approved annually by the Board.

> **The CEO is responsible for managing the business and affairs of TELUS and for leading the execution of the Company's strategy.**

Expectations of our Board – Attendance, caps on outside service and interlocks

Our Board expects each director to devote the time, energy and effort necessary for them to be effective. They should develop and expand their knowledge and understanding of our products, services and industry, participate in educational and development programs, and become effective ambassadors of the Company.

In accordance with the *TELUS Board Policy Manual*, each director is expected to attend all Board and committee meetings. The Corporate Governance Committee takes a director's attendance into consideration during the nomination process if a director attends less than 75 per cent of Board and committee meetings held in a year (unless due to exceptional circumstances).

The following table provides a breakdown of each independent director's attendance record.

Name	Board	Audit Committee	Human Resources and Compensation Committee	Corporate Governance Committee	Pension Committee	Total
Dick Auchinleck[1]	6/6					100%
Ray Chan	6/6		4/4		4/4	100%
Stockwell Day[2]	6/6		3/3	1/1	4/4	100%
Lisa de Wilde	6/6			4/4	4/4	100%
Mary Jo Haddad	6/6		4/4			100%
Kathy Kinloch[3]	5/6		3/4	3/4		79%
Bill MacKinnon[4]	3/3	2/2				100%
Christine Magee	6/6	4/4				100%
John Manley[5]	6/6		1/1	4/4	3/3	100%
Sabi Marwah[4]	3/3	2/2		2/2		100%
Claude Mongeau[6]	4/4	3/3		2/3		90%
David Mowat	6/6	4/4				100%
Marc Parent[7]	6/6	1/1	4/4		3/3	100%
Denise Pickett	6/6	4/4				100%

1 Dick is not a member of any committee but regularly attends committee meetings.
2 Stockwell was a member of the Compensation Committee until November 5, 2019, when he joined the Corporate Governance Committee.
3 Due to health reasons that have been addressed, Kathy was unable to attend the February Board and committee meetings in 2019. However, she did attend all the remaining meetings in 2019. Her absence was approved by the Chair.
4 Bill and Sabi resigned from the Board on May 9, 2019.
5 John left the Pension Committee and joined the Compensation Committee for the August 2019 meetings. On November 5, 2019, John became a member of the Pension Committee again and left the Compensation Committee.
6 Claude resigned from the Board on August 5, 2019.
7 Marc was a member of the Pension Committee until November 5, 2019, when he joined the Audit Committee.

Directors who are employed as CEOs or in other senior executive positions on a full-time basis with a public company should not serve on the boards of more than two public companies in addition to the Company's Board. Directors who (i) have full-time employment with non-public companies, (ii) have full-time employment with public companies but not as CEO or in a senior executive position, or (iii) do not have full-time employment, should not serve on the boards of more than four public companies in addition to the Company's Board. TELUS' CEO should not serve on the boards of more than two other public companies and should not serve on the board of any other public company where the CEO of that other company serves on the TELUS Board.

The Board has also limited the number of directors who can serve on the same board or committee of a publicly traded company to two, unless otherwise agreed to by the Board. In 2016, the Board clarified what the Corporate Governance Committee should consider when making its recommendation to permit more than two directors to serve on the same board or committee. Specifically, it will take into account all relevant considerations, including, in particular, the total number of Board interlocks at that time and the strategic requirements of TELUS.

The following table shows which TELUS director nominees served together on other public company boards as at March 11, 2020.

Company	TELUS director	Committees
CAE Inc.	John Manley	Not applicable
	Marc Parent	Not applicable

Board succession planning – Size and composition of the Board, nomination of directors and term limits

The Corporate Governance Committee is responsible for Board and committee succession planning and for making annual recommendations to the Board regarding the size and composition of the Board and its committees. It also proposes new nominees for election as directors.

When considering the Board's size and composition, the Corporate Governance Committee and the Board have two primary objectives:

• To form an effectively functioning Board that presents a diversity of views and business experience

• To select a size that is sufficiently small for the Board to operate effectively, but large enough to ensure there is enough capacity to fully meet the demands of the Board and its four committees and to facilitate transition when new members are elected or appointed.

The Board believes that a board of directors consisting of between 12 and 16 members promotes effectiveness and efficiency.

The Corporate Governance Committee regularly reviews the profile of the Board, including the age and tenure of individual directors, diversity, geography and the representation of various areas of expertise. The objective is to have a sufficient range of skills, expertise and experience to ensure the Board can carry out its responsibilities effectively while facilitating transition following new appointments. The Board also strives to achieve a balance between the need to have a depth of institutional experience and knowledge available from its members and the need for renewal and new perspectives. Succession planning for the Board, in line with these objectives, has been a key focus of the Corporate Governance Committee and the Board in recent years. In 2020, one new Board member, Tom Flynn, is being nominated for election at this meeting. Achieving balance between institutional experience and renewal through effective and smooth succession planning is particularly important in light of the significant and continuing changes that the business of the Company experiences, the average age and tenure of current Board members, and the recent changes in Board membership.

The Board does not have a mandatory age limit, but it does have a term limit policy that requires directors who join the Board after January 1, 2013 to tender their resignation to the Corporate Governance Committee after 15 years of service. The Corporate Governance Committee has the discretion to recommend that the Board extend a director's term for such period as the Corporate Governance Committee deems appropriate, if it is in the best interests of TELUS to do so. The term limit policy does not replace the rigorous annual performance assessment process that takes place under the leadership of the Corporate Governance Committee (see page 47 for further details). In conjunction with the Board evaluation and as part of the succession planning process, directors are also canvassed on their intention to retire from the Board in order to identify impending vacancies as far in advance as possible.

The Board succession planning process also involves maintaining a skills matrix, which helps the Corporate Governance Committee and the Board identify any gaps in the skills and competencies considered most relevant for the Company. Each director is asked to indicate the skills and competencies that each director, including themselves, has demonstrated. The following table lists the top four competencies of our nominees, together with their gender, residence, tenure, age and official languages spoken.

	Gender	Residence				Years on Board			Age			Language		Top four competencies[1]							
		British Columbia	Alberta	Ontario	Quebec	0 to 5	6 to 10	11+	59 and under	60 to 69	70+	English	French	Senior executive / strategic leadership	Finance and accounting	Executive comp / human resources	Governance	Technology and/or industry knowledge	Retail / customer experience	Risk management	Government / regulatory affairs
Dick Auchinleck	M	X						X		X		X		X		X	X			X	
Ray Chan	M	X					X			X		X		X	X	X				X	
Stockwell Day	M	X					X			X		X	X	X		X				X	X
Lisa de Wilde	F			X		X				X		X	X	X				X	X		X
Darren Entwistle	M	X						X	X			X	X	X			X	X	X		
Tom Flynn	M			X		X			X			X		X	X	X				X	
Mary Jo Haddad	F			X			X			X		X		X			X	X	X		
Kathy Kinloch	F	X				X				X		X		X				X	X		X
Christine Magee	F			X		X				X		X		X	X				X	X	
John Manley	M			X			X				X	X	X	X				X	X		X
David Mowat	M		X			X				X		X		X	X		X			X	
Marc Parent	M				X	X			X			X	X	X	X	X			X		
Denise Pickett	F			X		X			X			X		X	X				X	X	

1 Definition of skills and competencies:
- Senior executive/strategic leadership – Experience as a senior executive of a public company or other major organization; experience driving strategic direction and leading growth
- Finance and accounting – Experience with, or understanding of, financial accounting and reporting, and corporate finance, as well as familiarity with internal financial/accounting controls and IFRS
- Executive compensation/human resources – Experience with, or understanding of, executive compensation, talent management/retention and succession planning
- Governance – Experience with, or understanding of, leading governance/corporate responsibility practices with a public company or other major organization; experience leading a culture of accountability and transparency
- Technology and/or industry knowledge – Knowledge of relevant emerging technologies, including information and telecom technology, and knowledge of telecommunications or content and/or health information industries, including strategic context, market competitors and business issues facing those industries
- Retail/customer experience – Experience with, or understanding of, the mass consumer industry (whether directly or indirectly through retail channels)
- Risk management – Experience with, or understanding of, internal risk controls, risk assessments and reporting
- Government/regulatory affairs – Experience with, or understanding of, government and public policy, federally and/or provincially.

In 2019, given the resignation of Bill MacKinnon, Sabi Marwah and Claude Mongeau from the Board, the Corporate Governance Committee prioritized the recruitment of a candidate with a finance and accounting background. This resulted in the recruitment and nomination of Tom Flynn to address this priority.

Recruiting new directors

The Corporate Governance Committee maintains an evergreen list of potential candidates, which is based on its prioritized list of skills and attributes as well as diversity. The directors, the CEO and external professional search organizations regularly identify additional candidates for consideration by the Corporate Governance Committee. Since 2016, the committee has engaged an external recruitment specialist to assist with the recruitment process.

When recruiting new directors, the Corporate Governance Committee considers candidates on merit, taking into account the vision and business strategy of the Company; the skills and competencies of the current directors and the existence of any gaps; and the attributes, knowledge and experience new directors should have in order to best advance the Company's business plan and strategies. Consistent with the Board diversity policy, the Corporate Governance Committee also takes into account diversity considerations, such as gender, geography, age and ethnicity/Indigenous status, with a view to ensuring that the Board benefits from the broader exchange of perspectives made possible by diversity of thought, background, skills and experience.

The committee reviews the list of candidates at each regularly scheduled meeting to identify top candidates and then requests that the CEO conduct an initial meeting with such candidates. As the next step, candidates deemed to be most suited for the Board meet with the Chair of the Board, the Chair of the Corporate Governance Committee and, if appropriate, other members of the Board and the ELT.

Approval

The Corporate Governance Committee reports to the Board throughout the process. It then puts forward its recommendation for new directors to the Board for approval. The financial literacy and independence of the candidates are also assessed before Board approval.

Board evaluation

To support Board succession planning and Board renewal, the Corporate Governance Committee, together with the Chair, carries out an assessment of the Board and the directors as provided in the *TELUS Board Policy Manual*. In addition to succession planning, the evaluation process assists the Board in:

- Assessing its overall performance and measuring the contributions made by the Board as a whole, by each committee and each director
- Evaluating the mechanisms in place for the Board and each committee to operate effectively and make decisions in the best interests of the Company
- Improving the overall performance of the Board by assisting individual directors to build on their strengths
- Identifying gaps in skills and educational opportunities for the Board and individual directors in the coming year.

The Corporate Governance Committee reviews the adequacy of the evaluation process annually, with input from the Chair, and recommends any changes to the Board for approval. In 2015, the Board engaged an external governance consultant to review our evaluation surveys and process, and approved a multi-year evaluation approach to Board, committee and Chair evaluations by alternating the focus of the questionnaires and interviews over a two-year period. In 2020, the Corporate Governance Committee will conduct an independent review of the board evaluation process by an external consultant.

In 2019, the Board completed a Board evaluation and peer assessment. Members of senior management who frequently interact with directors also completed a management survey, which is designed to evaluate the overall effectiveness of the Board and its committees and chairs, the extent to which the Board and management support one another and how that support may be enhanced. In 2020 (as they did in 2018), the directors will complete evaluations relating to the committees, the chair evaluation and a peer assessment, and senior management will complete a management survey.

How we do it



Evaluation

Each director completes the following:
- **The Board evaluation** – A qualitative survey regarding the effectiveness of the Board. The Board survey includes questions on Board processes, culture and dynamics, its relationship with management and shareholder engagement. This survey also requests suggestions for improvement
- **The peer assessment** – A questionnaire to enable directors to evaluate both themselves and their colleagues in their role as directors. It also includes an assessment of their own skills and competencies as members of the Board, which forms the basis of the skills matrix and gap analysis
- **The committee evaluation** – A questionnaire to evaluate the performance of each committee and the chair of each committee. This questionnaire also evaluates the mechanisms in place that enable each committee to operate effectively
- **The Chair evalution** – A questionnaire to evaluate the performance of the Chair of the Board. The objective of the questionnaire is to assess the overall effectiveness of the Chair with respect to his or her position description and any specific Board-related goals.

Analysis and interviews

The Chief Legal and Governance Officer assembles the results of the surveys and forwards them to the Chair (except any results relating to the Chair). The Chair then conducts separate interviews with each director to discuss the results, their individual evaluation, proposed development plans and any other issues relating to the functioning of the Board. The results of evaluations of the Chair of the Board are forwarded to the Chair of the Corporate Governance Committee, who then discusses the results with the Chair.

Feedback and action plan

The Chair reports on the key themes and recommendations identified in the surveys and leads a discussion at meetings of both the Corporate Governance Committee and the Board. An action plan is developed to address the recommendations. The Chair of the Corporate Governance Committee also reports on the key themes raised in the evaluations of the Chair at an in-camera session of the committee and the independent directors of the Board held in the absence of the Chair.

In 2019, Dick Auchinleck, in his capacity as Chair, interviewed each director separately and focused on the results and feedback from the evaluation. These interviews provided an opportunity for candid and constructive discussion of any and all issues, with a view to enhancing Board performance, as well as the personal contributions of each individual. Dick reported the aggregated results and findings to the Board. The consensus was that TELUS has a strong, well-functioning Board, with an appetite for continuous improvement and a focus on certain priority items. The results of the evaluation guided the Board in developing an action plan to prioritize action items identified during the evaluation process.

For more information on our process, see Appendix L of the *TELUS Board Policy Manual* available at **telus.com/governance**.

Diversity and inclusiveness

TELUS' commitment to diversity and inclusiveness is a defining feature of our culture. Our team members have made it clear that this commitment is part of what makes them proud to be a part of the TELUS family. Our vision is to be a global leader in diversity and inclusion with a pipeline of top talent reflecting the diversity of our customers and communities at every level of the organization. These different perspectives, experiences and ways of thinking enable us to elevate the performance of our team members, spark innovation and inspire our customers.

At TELUS, we recognize the value of diverse points of view, and we are committed to increasing the presence of underrepresented groups within key areas of our organization. We are focused on raising awareness of gender diversity within the business and technology fields, and providing a platform to support the next generation of diverse leaders and champions.

Seven years ago, the Board adopted a written diversity policy to improve the representation of diversity on the TELUS Board. The policy provides that, in identifying and recommending director nominees to the Board, the Corporate Governance Committee will consider director candidates on merit, based on a balance of skills, background, experience and knowledge. In identifying the highest quality directors, the Corporate Governance Committee will take into account diversity considerations such as gender, age, ethnicity/Indigenous status and geographic background, with a view to ensuring that the Board benefits from a broader range of perspectives and relevant experience. The Corporate Governance Committee assesses the effectiveness of the diversity policy annually and recommends amendments to the Board for approval, as appropriate. Our Board diversity policy is included in our *TELUS Board Policy Manual*, which can be downloaded at **telus.com/governance**.

According to the policy, the Corporate Governance Committee must also set measurable objectives for achieving diversity and recommend them to the Board for adoption on an annual basis. Our progress towards diversity is reflected in this timeline:



Our Board diversity progress

2013
- Adopted a written Board diversity policy
- Set diversity target of 30 to 40% and gender target of 25% on our Board by May 2017
- Signed Catalyst Accord – Minimum 25% representation of women on our Board by 2017

2015
- Adopted an additional target to have 30% women on our Board by end of 2019
- CEO became founding member of 30% Club Canada – A pledge that supported having 30% women on our Board by end of 2019
- **2015 actuals: 38% diverse, 23% female**

2016
- Restated and accelerated our gender target to minimum of 30% of each gender on our Board by end of 2018
- **2016 actuals: 45% diverse, 27% female**

2018
- Updated our diversity and gender targets to maintain and exceed 30% on our Board
- Signed the Catalyst Accord 2022 – A pledge that supports increasing females on boards and senior management to 30% by 2022
- **2018 actuals: 42% diverse, 25% female**

2019
- Exceeded our diversity and gender targets
- **2019 actuals: 55% diverse, 45% female**

Targets are expressed as a percentage of the independent directors of the Board (excludes Darren Entwistle). Actuals are as disclosed in the information circular for that respective year.

In 2019, we met our two diversity targets. Given the importance of diversity to our Board, our objective is now to maintain and exceed these levels. The Board seeks to achieve board composition in which each gender represents at least 30 per cent of the independent directors and in which at least 30 per cent of the independent directors reflect the diversity considerations noted above.

Based on our current Board, we have exceeded both of these objectives. Diverse members (six directors out of 11) represent 55 per cent of the independent directors, and female members (five directors out of 11) represent 45 per cent of the independent directors.

We extended our commitment to gender diversity by signing the Catalyst Accord 2022, which further pledges to increase the average percentage of women on boards and in senior leadership positions in Canada to 30 per cent or greater by 2022. This pledge underpins our strong support of increasing diversity at all levels, including the representation of women in senior leadership roles. Currently, women represent 20 per cent of senior leadership positions (vice-president or higher at TELUS) and three women have an executive officer position at TELUS – Sandy McIntosh, Zainul Mawji and Andrea Wood – representing 25 per cent of our executive officers (12 individuals composed of the Chair, the CEO and all appointed officers of the Company).

We are committed to fostering a culture that removes barriers, focuses on inclusion, and ensures open and fair processes for the advancement of talent that will, in turn, promote diversity. Our key strategy is to focus on systemic changes to our people practices and on leadership education and awareness. We have implemented several initiatives in connection with this strategy to help inform and evolve our leaders and people practices. Some of these are discussed below.

- Established in 2008, our Diversity and Inclusiveness Office leads the diversity and inclusiveness strategy across TELUS and works alongside the Diversity and Inclusiveness Council to develop and implement initiatives that promote diversity and inclusiveness. Among its core mandates are:
  - Ensuring alignment between our diversity and inclusiveness strategy and our corporate priorities
  - Monitoring and measuring the results of diversity and inclusiveness programs and best practices across TELUS
  - Providing thought leadership by sharing diversity knowledge and expertise with TELUS leaders.

- Since 2013, the Diversity and Inclusiveness Office and the Talent Acquisition and Development Team have had a strong partnership based on the practices and processes involved in three pillars of recruitment – leader education, attraction, and succession and retention. We strive to attract, interview and hire candidates with different abilities, experiences and perspectives to ensure TELUS remains an employer of choice for all.

- Team member resource groups were established for women, Indigenous team members, team members with varying abilities, new immigrants, and lesbian, gay, bisexual, transgender and queer (LGBTQ) team members, to help bring awareness and thought leadership to our cultural evolution and our multicultural business initiatives.

- Since 2014, team members in the position of vice-president and above have received training on conscious and unconscious biases, which is enhancing their talent development approach and their appreciation of the importance of diversity in delivering successful outcomes for our shareholders, customers, team members and communities. In 2016, this training was included in our Hiring Great People course to provide all hiring managers with insights into unconscious bias and to prepare them for conducting an equitable interview and hiring process.

Rather than adhering to specific objectives at the executive level, we believe that these initiatives and efforts are more effective at contributing collectively to maintaining a pipeline of diverse candidates and ensuring that the representation of women, and of diversity in general, is considered when making leadership and executive officer appointments.

Orientation and continuing education

Orientation

The Corporate Governance Committee reviews, approves and reports to the Board on the directors' orientation program. New directors attend a full-day orientation session upon joining the Board, conducted by various members of senior management. The orientation session provides an overview of TELUS' strategy; business imperatives, plans and risks; financial condition and financing strategy; financial statement preparation process and internal controls; internal audit, ethics and enterprise risk assessment process; regulatory matters; telecommunications industry; treasury plans and pensions; taxation and legal entity structure; Board and committee governance, including mandates, roles and policies; corporate policies; and compliance and governance philosophy and practices. Orientation sessions also include more in-depth sessions on different business units, such as consumer and small business solutions, broadband networks, TELUS Health, TELUS International, technology strategy, and business transformation and operations.

In addition, the Board's practice is to appoint new directors to the Audit Committee for at least their first year on the Board. Given the scope of that committee's mandate relative to those of the other committees, Audit Committee members receive a particularly comprehensive view of the Company's operations in their entirety, which offers new directors the quickest path to understanding the Company's operations, risks and strategy.

Management also offers orientation and training to new members on Board committees in the form of a customized orientation session. The session typically includes an overview of the committee's mandate and work plan for the year, as well as current initiatives, key issues, regulatory trends and best practices relevant to the committee.

Continuing education

The Board believes that continuing education is important for the development of the Board as a whole and for each individual director. The Corporate Governance Committee reviews, approves and reports to the Board on plans for the ongoing development and education of existing Board members. As part of this ongoing education, management gives regular presentations and provides topical literature from external experts to the Board and its committees. The Company has also set up an online portal through which directors can access research and educational materials on a wide variety of topics, including audit, pension, governance, human resources, technology, strategy, health, cybersecurity, and regulatory and government affairs. Directors are provided with contacts in management for each educational topic so they may request additional information or arrange for further consultation regarding the materials. In addition, written materials that may be of interest to the Board, which are published in newspapers, journals, magazines and periodicals, or released by law firms and accounting firms, are routinely sent to directors between quarterly meetings, or as supplemental materials in preparation for Board and committee meetings. Directors identify topics for continuing education through discussions at Board and committee meetings, and annual evaluation questionnaires.

TELUS and our directors are all members of the Institute of Corporate Directors (ICD) and the Company pays for the cost of this membership. A number of our directors have attended courses and programs offered by the ICD and this membership also provides them with access to its publications and events to enhance their knowledge of directors' responsibilities and current governance trends. Directors are also encouraged to attend external education programs at TELUS' expense by availing themselves of an annual tuition credit. In 2019, several directors used this credit to take courses from providers such as audit or human resources firms, the Rotman School of Management and the ICD. The range of subjects included executive compensation, political intelligence for boards, challenges for the board and audit committee, machine learning and artificial intelligence. Some of our directors attended conferences during the year, including the EY Directors Summit and the Rotman School of Business – Risk Summit and Financial Literacy Program.

In 2019, management conducted or organized the education sessions noted in the following table. Management also provided information to directors on available courses. A key focus for 2019 was to provide regular updates at each quarterly Board meeting on changes in the competitive landscape, customer requirements, technology, industry developments, government relations and regulatory matters.

Date	Subject	Attendees[1]	Presented by
February 12 May 8 July 31 November 5	Updates on corporate governance, including emerging best practices and trends, significant case law, developments and proposed amendments to Canadian and U.S. securities rules and regulations, and developments related to diversity and climate change disclosure, say on pay and shareholder engagement	Corporate Governance Committee	• Chief Legal and Governance Officer • Senior Legal Counsel
February 12 May 8 July 31 November 5	Updates on topics related to audit committee governance such as trends in regulatory standards for auditor reporting, cyber-resilience and cybersecurity developments, disruptive technology, investor relations, GDPR, taxation changes, other accounting standards developments, and industry updates and challenges	Audit Committee	• Executive Vice-President (EVP) and Chief Financial Officer (CFO) • Vice-President (VP), Risk Management and Chief Internal Auditor • VP, Taxation
February 12 May 8 July 31 November 5	Updates on topical issues relating to current trends, developments or best practices in the areas of pension governance, pension fiduciary obligations, pension investment matters, pension fund management, pension administration issues, accounting and actuarial rules and practices, and an annual legal update on pension and benefits law, including developments in the areas of case law, legislation, regulatory activity and pension reform	Pension Committee	• VP, Investment Management • Director, Investment Management • External consultants
February 12–13 May 8 July 30–31 November 5–6	Strategic context updates, which include the competitive environment, regulatory updates, technological and industry developments, and peer performance	Entire Board	• CEO
May 8 July 31	Updates on compensation trends, including emerging best practices for executive compensation disclosure and regulatory developments	Compensation Committee	• External compensation consultant
November 5	Gender pay equity	Compensation Committee	• EVP, People and Culture and Chief Human Resources Officer
May 8 July 31 November 5	Cybersecurity update	Audit Committee	• VP and Chief Security Officer
November 5	TELUS International and TELUS Health updates	Audit Committee	• EVP, Group President and Chief Corporate Officer • CFO
February 13	Cybersecurity update	Entire Board	• VP and Chief Security Officer
July 31	Innovation Centre demonstration	Entire Board	• Innovation Centre Manager – Technology Strategy
November 5	Shareholder engagement	Entire Board	• CFO
November 5	Panel discussion of Canadian federal election results	Entire Board	• VP, Corporate Citizenship and Communications (moderator) • John Manley (panelist) • Stockwell Day (panelist)

1 Reference to attendance by the entire Board or by a specific committee means attendance by such members of the Board or committee who were in attendance as of the dates indicated above.

Ethical business conduct

TELUS has a code of ethics and conduct that applies to all TELUS team members (including directors, officers and employees), which outlines the responsibilities, guidelines and ethical standards that all TELUS team members are expected to observe, including guidance and the disclosure requirements for actual or potential conflicts of interest. The code is available at **telus.com/governance**. The Compensation Committee and the Audit Committee are required to review the code of ethics and conduct jointly on an annual basis and recommend changes to the Board for approval, as appropriate. Waivers of the code of ethics and conduct are generally not granted. However, any waiver that is granted to an ELT member or director under the policy must be pre-approved by the Board or its delegate, which must be a Board committee, and, if appropriate, disclosed subject to restrictions under the TELUS policy on corporate disclosure and confidentiality of information. For all other employees, a waiver of the code of ethics and conduct must receive prior approval from the Chief Legal and Governance Officer, together with the VP, Risk Management and Chief Internal Auditor, and must be promptly reported to the Audit Committee. There have been no waivers of TELUS' code of ethics and conduct requested or granted since the inception of the Ethics Office and code.

TELUS EthicsLine provides the public and our team members with a channel for submitting anonymous and confidential inquiries or complaints on ethical issues, internal controls or accounting issues. The independence and accessibility of TELUS' EthicsLine is facilitated by our third-party intake provider, EthicsPoint, which runs the hotline and forwards calls or reports received to the Ethics Office, with any complaints relating to accounting and internal accounting controls forwarded to the Chief Legal and Governance Officer. EthicsPoint also forwards respectful workplace issues to the Company's respectful workplace contact. TELUS team members and external callers from around the world can make an inquiry or complaint online or by phone 24 hours a day, seven days a week in a variety of languages. To measure our performance in this regard, we have established an integrity index, which incorporates results from our online learning course, internal team member surveys, external surveys of our customers and reported breaches of our policies. For more information on our integrity index, visit **telus.com/sustainability**.

Our Ethics Office offers team members assistance in ethical decision-making by providing guidance concerning our code of ethics and conduct. The Ethics Office also conducts investigations, establishes appropriate policies and guidelines on TELUS' expected standards of business conduct, and takes action on complaints or inquiries to our EthicsLine. The Ethics Office oversees ethics training, including TELUS Integrity, a mandatory course for all TELUS team members and TELUS International team members, as well as for contractors with access to our information systems. The course combines ethics, respectful workplace, corporate security, privacy and other compliance-related modules. The Ethics Office requires each Board member, as well as each TELUS team member, to acknowledge annually that he or she has reviewed the code of ethics and conduct and understands the code's expectations.

The VP, Risk Management and Chief Internal Auditor provides quarterly reports to the Compensation Committee and the Audit Committee on activities and results related to the code of ethics and conduct. This includes the results of any investigation of whistleblower, ethics and internal controls complaints, as well as confirmed breaches, received by the Ethics Office or by the Chief Legal and Governance Officer (as the case may be). Other quarterly reports also include additional results comprising the integrity index, such as results from online training courses, internal engagement surveys and internal risk assessment surveys.

Under the British Columbia *Business Corporations Act* and the Articles, any director or executive officer who holds any office or possesses any property, right or interest that could result in the creation of a duty or interest that materially conflicts with the individual's duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict. A director who has a disclosable interest in a transaction or contract into which the Company has entered or proposes to enter may not vote on any directors' resolution to approve that contract or transaction.

Anti-bribery and corruption

In Canada, many of our businesses are regulated, and we therefore engage in a number of proceedings and government relations efforts at the federal, provincial and municipal levels. We also have a large number of significant service relationships with Canadian public-sector entities, typically resulting from open procurement processes. We do not provide any significant services to foreign public entities, except for certain wholesale and network supply agreements with wholly or partially state-owned carriers and vendors. Most of the wholesale agreements follow an industry standard form and all our suppliers must comply with our controls related to selection and conduct.

We have service centre operations in North America, Central America, Europe and Asia, and our dealings with public officials in the jurisdictions in which they are located are limited to regulatory reporting or licensing and permitting processes that allow for limited public discretion. These operations do not involve the provision of services to foreign public entities. We are also subject to a number of complex domestic and foreign tax laws and regulations that require us to continuously monitor, clarify and contest with public officials in respect of the application of these laws and regulations.

We have addressed anti-bribery and corruption risks through a risk-based framework that includes:

- **Senior management involvement and support**: Senior leaders across TELUS were identified as responsible and accountable for making sure the anti-bribery and corruption compliance program is effectively implemented and consistently monitored. Senior executives set the tone to create a culture where bribery is not tolerated. TELUS also has a designated Chief Data and Trust Officer, whose role is to work across the enterprise to ensure that appropriate processes and controls are in place to facilitate legal compliance, and to report on compliance to the Audit Committee of the Board.

- **Corporate compliance policies and procedures**: A specific anti-bribery and corruption policy was rolled out to the TELUS team in 2014 after being approved by the Board in 2013. In 2018, the policy was updated to reflect best practices and approved by the Board and the TELUS International (Cda) Inc. board of directors. The policy applies to all team members, including the Board, as well as all third parties engaged by TELUS. It outlines the expectations for all team members and third parties in relation to anti-bribery and corruption matters in Canada and abroad, and applies to all areas of TELUS' business, including commercial activities in both the public and private sectors. The anti-bribery and corruption policy is available at **telus.com/governance**. Other relevant policies include a comprehensive code of ethics and conduct for our employees (as mentioned above), a supplier code of conduct, a business sales code of conduct, and expense and procurement policies.

- **Training and education**: Our annual TELUS Integrity training highlights our zero-tolerance approach to bribery and corruption. This training is mandatory and is delivered to all team members and contractors. Further targeted training continues to be provided through our business sales code of conduct and anti-bribery and corruption programs. The courses cover the processes and controls intended to mitigate such risks and include topics and scenarios that promote a deeper understanding of the material covered.

- **Incentives and consistent disciplinary procedures**: Employees are made aware that failure to comply with the anti-bribery and corruption policy may subject them to disciplinary action, which may include dismissal. TELUS' Chief Data and Trust Officer, and team members who are responsible for the implementation and monitoring of the compliance program, have annual performance objectives, that are tracked on a quarterly basis, to ensure accountability, execution and oversight of the anti-bribery and corruption program.

Shareholder engagement and say on pay

Our Board believes that regular communication is an important part of creating an open and constructive dialogue with our shareholders. To facilitate such engagement, in 2015, the Board amended its say-on-pay and shareholder engagement policy, restating it as two separate policies. The say-on-pay policy sets out the Board's objectives and practices with respect to say on pay and compensation disclosure pertaining to executive compensation. The shareholder engagement policy outlines how the Board may communicate with shareholders, how shareholders may communicate with the Board and which topics are appropriate for the Board to address. It also provides an overview of how management interacts with shareholders. A copy of our shareholder engagement policy is available at **telus.com/governance**.

We communicate with our shareholders and other stakeholders through various channels, including our annual and quarterly reports, information circular, annual information form, sustainability report, news releases, website and presentations at industry and investor conferences.

Some of our long-standing shareholder engagement practices are outlined in the following table:

Event	Who we engage with	Who engages	What we talk about
Annual general meeting (in person and webcast)	Shareholders (retail and institutional)	• Chair of the Board and Board of Directors • CEO • Senior management as applicable	Business of the meeting (financial statements, director elections, advisory vote on executive compensation and other proposals for shareholder vote)
Quarterly earnings calls (webcast)	Financial analysts and institutional shareholders	• CEO • EVP and CFO • Senior management	Most recently released financial and operating results for the quarter. Our February earnings conference call is also a guidance release where we report on our financial outlook for the coming year and provide an overview of business operations and strategies. Additionally, it includes an open question and answer session. These calls are also available to retail shareholders on a listen-only basis via phone or webcast. The webcast, slides (if used), transcripts (if available) and audio replays are posted at **telus.com/investors**
News releases	Shareholders (retail and institutional), financial analysts and media	Senior management	Quarterly results and any major corporate developments that occur throughout the year
Industry conferences and executive tours (in Canada, the United States and Europe)	Financial analysts and institutional shareholders	• CEO • EVP and CFO • Senior management	Information that is publicly available, including business, strategy and operations
Regular meetings, calls and discussions	Shareholders (retail and institutional), brokers, financial analysts and media	Investor Relations	Responding to any inquiries received through the 1-800 investor line, **ir@telus.com** and **ceo@telus.com** mailboxes, consistent with TELUS' disclosure obligations
Ad hoc meetings	Shareholders (retail and institutional) and shareholder advocacy groups (e.g. the Canadian Coalition for Good Governance)	• Chair of the Board and/or Chair of Corporate Governance or Compensation Committee (as applicable) • Senior management	Governance, sustainability, executive compensation and any other topics within the Board's mandate. For example, in 2019, Mary Jo Haddad and Sandy McIntosh met with an investor at their request to discuss executive compensation issues

Our Board email inbox (**board@telus.com**) provides shareholders and other stakeholders with a channel for communicating directly with the Board on appropriate topics between annual meetings. Alternatively, shareholders and other stakeholders can also communicate with the Board by mail, marking the envelope as confidential, to (c/o TELUS' Chief Legal and Governance Officer) 7th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3. The Board strives to respond to all appropriate correspondence in a timely manner. On a quarterly basis, the Corporate Governance Committee considers all communications sent to the Board inbox and reviews and considers responses in relation to corporate governance matters.

Throughout the year, we also respond to any shareholder concerns and letters we receive.

We encourage shareholders to contact the Board, and specifically members of the Compensation or Corporate Governance Committees, to discuss any concerns about our approach to executive compensation and corporate governance practices.

COMMITTEE REPORTS

Audit Committee report

Committee members

David Mowat (Chair) ✔
(Audit Committee
financial expert)

Christine Magee ✔

Marc Parent[1] ✔

Denise Pickett ✔

**100% independent
and financially literate** ✔

4

meetings in 2019

At each quarterly meeting, the Committee has the opportunity to meet separately in-camera with each of the Chief Financial Officer (CFO), Chief Internal Auditor and external auditors. In addition, it holds an in-camera session without management present at each meeting.

The Board has determined that David Mowat is the audit committee financial expert and has accounting or related financial management expertise as defined by applicable securities laws. No member of the Committee serves simultaneously on the audit committee of more than three public companies. Information regarding the education and experience of the Committee members is contained in our annual information form for the year ended December 31, 2019 and hereunder in the *Director Profiles* section.

1 Marc became a member of the Audit Committee on November 5, 2019.

2019 Committee highlights

The following sets forth highlights of the actions taken by the Committee in 2019:

Financial reporting

- Received presentations from the CFO and made inquiries related to the quarterly and annual financial performance and operating results of the Company, including its reporting segments, relative to results in prior periods and investor expectations
- Reviewed any changes to, or adoption of, significant accounting policies and significant estimates impacting the current and future reporting of the financial results of the Company
- Reviewed and recommended to the Board for approval the public release and filing of the annual audited consolidated financial statements and quarterly unaudited condensed consolidated financial statements of the Company and those subsidiaries for which financial statements are publicly filed, including related news releases and Management's discussion and analysis
- Reviewed and recommended to the Board for approval key securities filings that contain financial information, including the annual information form and Form 40-F.

External auditors

- Oversaw the work of the external auditors
- Conducted an evaluation of the external auditors in accordance with Chartered Professional Accountants of Canada and Canadian Public Accountability Board protocols
- Reviewed and approved the annual audit plan
- Recommended to shareholders the appointment of external auditors
- Reviewed and set the compensation of the external auditors
- Reviewed and pre-approved all audit, audit-related and non-audit services provided by the external auditors or their affiliates.

Accounting and financial management

- Reviewed and approved the Company's major accounting policies, including alternatives and potential key management estimates and judgments and the Company's financial policies and compliance with such policies
- Reviewed quarterly financing reports, including the status of capital markets and the global availability of credit and implications for TELUS, industry and TELUS credit rating developments, hedging programs, pension funding updates and financing plans, and approved key treasury matters
- Reviewed and recommended to the Board for approval the issuance of notes including $1.0 billion of senior unsecured 3.30% Notes, Series CY, which will mature on May 2, 2029; the issuance of US$500 million of senior unsecured 4.30% Notes, which will mature on June 15, 2049, and the redemption of $650 million of the $1.0 billion aggregate principal amount of our 5.05% Notes, Series CH, due July 23, 2020; the issuance of $800 million of senior unsecured 2.75% Notes, Series CZ, which will mature on July 8, 2026, and the redemption of the remaining $350 million of our 5.05% Notes, Series CH
- Reviewed and recommended to the Board for approval the renewal of the Company's normal course issuer bid
- Reviewed and recommended to the Board for approval increases to the Company's dividend and the implementation of a discount under the Company's dividend reinvestment plan
- Reviewed quarterly reports on derivatives, guarantees and indemnities
- Received quarterly reports regarding taxation matters, including an analysis of the tax expense, any tax adjustments and tax morality, and reviewed and recommended to the Board for approval a restated version of the Company's tax policy
- Reviewed significant capital expenditures.

Audit Committee report (continued)

Internal controls and disclosure controls

- Reviewed and approved the internal audit program to provide assurance regarding risk exposures and internal controls
- Reviewed quarterly reports on internal audit activities
- Reviewed Internal Audit's evaluation of the internal control systems and risk mitigation progress
- Met regularly with the Chief Internal Auditor without management present
- Monitored the adequacy of the resources and the independence and objectivity of the internal audit function
- Reviewed quarterly the results of the SOX 302 certifications by key stakeholders in the financial reporting and disclosure controls processes to provide reasonable assurance and confidence to the President and Chief Executive Officer (CEO) and CFO
- Received and reviewed management's quarterly reports on activities to ensure SOX 404 compliance for the 2019 financial year
- Considered reports from the Chief Data and Trust Officer and the Chief Legal and Governance Officer on matters relating to compliance with laws and regulations
- Received and considered quarterly reports regarding the receipt, investigation and treatment of whistleblower, ethics and internal controls complaints.

Enterprise risk governance

- Reviewed the results of management's annual risk assessment (and quarterly updates thereto), including identification and prioritization of key enterprise risks, engagement of executives to mitigate risk exposures, perceptions of risk appetite by key risk category, management's perceptions of the Company's resilience for key risks and key risk mitigation strategies
- Reviewed security reports and reports on management's approach to safeguarding corporate assets and information systems
- Received and considered quarterly reports on litigation matters and business continuity planning
- Reviewed results of management's annual fraud risk assessment
- Received periodic presentations on risk mitigation strategies from certain executive key risk owners.

Audit Committee related governance

- Reviewed the policy on corporate disclosure and confidentiality of information and recommended changes to the Board for approval
- Received and reviewed with management updates throughout the year regarding changing governance-related laws, rules and emerging best practices, and implications of the proposals of Canadian and U.S. regulators
- Reviewed and recommended to the Board for approval our 2019 and 2020 code of ethics and conduct.

Signed, the members of the Audit Committee

David Mowat (Chair)

Christine Magee

Marc Parent

Denise Pickett

Corporate Governance Committee report

Committee members

John Manley (Chair) ✔
Stockwell Day[1] ✔
Lisa de Wilde ✔
Kathy Kinloch ✔

100% independent ✔

4

meetings in 2019
At each meeting, the Committee holds an in-camera session without management present.

2019 Committee highlights

Commitment to best practices in corporate governance

- Conducted an annual assessment of the independence and financial literacy of directors and made recommendations to the Board, which made the final determinations
- Received quarterly updates on changing laws, rules and regulations in both Canada and the United States, corporate governance initiatives taken by Canadian and U.S. securities regulators and other stakeholders, and emerging best practices and their implications for the Company
- Reviewed quarterly reports on corporate social responsibility and environmental risk management updates, as well as the sustainability report
- Evaluated the adequacy of our say-on-pay policy and shareholder engagement practices
- Reviewed and reported on shareholder communications received in the Board inbox on a quarterly basis, as well as any correspondence from the Board or committees sent in response to such communications.

Board and committee succession planning

- Recommended changes to committee membership to give the following directors the opportunity to serve on different committees and to be exposed to different facets of the Company. John, who has been a director since 2012, stepped down from the Pension Committee after the May 2019 annual meeting, having served on that committee for four years, to join the Human Resources and Compensation Committee (Compensation Committee), which was the only committee he had not served on yet. Given the resignation of Claude from the Board in August 2019, the Committee recommended some further changes to committee membership to ensure a balance of members and expertise on the committees. In November 2019, Marc Parent stepped down from the Pension Committee and joined the Audit Committee. Similarly, John stepped down from the Compensation Committee and rejoined the Pension Committee. Also, given Stockwell's long tenure on the Compensation Committee, he stepped down from that committee and is now a member of the Corporate Governance Committee
- Continued to work with an external recruitment specialist to assist with the director recruitment process and review and update the evergreen list of director candidates. Oversaw the recruitment of Tom Flynn, who is nominated for election at this meeting, and who fulfills the finance and accounting priority identified by the Committee in its director search based on the results of an annual review of the Board's skills matrix and gap analysis
- Conducted an annual review of the succession planning process for the Chair and committee chairs.

Diversity

- Surpassed our Board diversity target of 30 per cent diverse members and 30 per cent of each gender. Currently, 55 per cent of our independent directors are diverse (six directors) and 45 per cent are women (five directors).
- Conducted an annual review of the Board diversity policy and approved maintaining a diversity and gender target at 30 per cent of our independent directors, as well as adding Indigenous status as an element of diversity.

Annual Board evaluation – Board and peer assessments

- Reviewed and approved the 2019 Board evaluation process and surveys for evaluating Board performance (conducted every other year), as well as a peer evaluation (conducted annually), and reviewed the results of the surveys
- Developed and will monitor implementation of an action plan to prioritize items identified during the evaluation process.

Signed, the members of the Corporate Governance Committee

John Manley (Chair)

Stockwell Day

Lisa de Wilde

Kathy Kinloch

1 Stockwell became a member of the Corporate Governance Committee on November 5, 2019.

Pension Committee report

Committee members

Stockwell Day (Chair) ✔
Ray Chan ✔
Lisa de Wilde ✔
John Manley[1] ✔

100% independent ✔

4

meetings in 2019

At each meeting, the Committee meets in-camera with the Senior Vice-President and Treasurer, and also in-camera without management present. The Committee also meets annually with Pension Plan auditors without management present.

1 John left the Pension Committee and joined the Compensation Committee for the August 2019 meetings. On November 5, 2019, John became a member of the Pension Committee again and stepped down from the Compensation Committee.

2019 Committee highlights

Governance audit review

- An external governance audit review was conducted by Willis Towers Watson, which concluded that the standard of governance of the Pension Plans is high and is compliant with the *Pension Benefits Standards Act (Canada)* and the guidance provided by the Office of the Superintendent of Financial Institutions and the Canadian Association of Pension Supervisory Authorities
- Minor policy improvements were recommended.

Changes to the Defined Contribution Pension Plans

- Effective June 2019, a new record-keeper was selected and transitioned for the Defined Contribution Pension Plans
- In conjunction with the new record-keeper, better investment options and fee reductions were offered to members and implemented
- Over $1 billion in assets were transitioned, with a majority of investment allocated to the new Target Date Funds.

Governance and oversight of Pension Plans

In accordance with its mandate, the Committee approved the appointments of the auditor and actuary for certain of the Pension Plans. As well, the Committee received, reviewed or approved, as required, the following:

- The Defined Benefit Pension Plans' investment goals and objectives and long-term asset mix policy
- An annual report, including annual financial statements and audit reports prepared by the external auditors, for each of the Defined Benefit Pension Plans
- An audit scope report
- An annual update on developments in pension law
- Reports from the actuary of the Pension Plans, including the assumptions and results
- Pension Plan budgets, including plan expenses and peer plan results
- Quarterly and annual investment results measured against plan benchmarks and liabilities and including an in-depth review of a feature asset class at each meeting
- Pension Plan insurance coverage
- Management's self-assessment of internal controls
- Reports confirming compliance with Pension Plan ethical standards, investment policies and procedures, derivative policies and legislation
- Investment manager performance assessments
- Reports on the investment strategy and risk assessment
- Defined Contribution Pension Plan membership statistics, introduction of new plan administrator and active investment program
- A cost of living adjustment for the TELUS Corporation Pension Plan
- Management presentations on the topics of annuity purchases and private equity and infrastructure investments
- Presentation by service providers on governance trends, economic and capital market updates.

Signed, the members of the Pension Committee



Stockwell Day (Chair)



Ray Chan

Lisa de Wilde

John Manley

Human Resources and Compensation Committee report

Committee members

Mary Jo Haddad
(Chair) ✔
Ray Chan ✔
Kathy Kinloch ✔
Marc Parent ✔

100% independent ✔

The Board has determined that all members of the Compensation Committee meet the compensation committee independence requirements of the New York Stock Exchange (NYSE).

This Committee has a formal policy limiting the number of currently serving CEOs of other public companies on the Committee to no more than one-third of its members.

4

meetings in 2019

At each meeting, the Committee meets in-camera with the Executive Vice-President (EVP), People and Culture and Chief Human Resources Officer and also in-camera without management present. The Committee also meets with the executive compensation consultant without management present at each meeting.

2019 Committee highlights

Succession planning

In 2019, the Committee continued to invest significant time focusing on the succession planning process and discussing the positions of the CEO and ELT (Executive Leadership Team – all EVPs who are appointed officers of the Company). In addition, the top talent and future leaders across the organization were reviewed.

All ELT succession plans were reviewed with the Committee. These plans highlight immediate and emergency or interim successors, as well as a deep pipeline of next-generation leaders. Top talent successors are candidates with extensive expertise, an understanding of our culture and proven track records in a number of key roles across our business. In line with our diversity and inclusiveness goals, the strong leadership pipeline also reflects the diversity of our customers, communities and team members.

The CEO succession plan and process, as well as the candidates for this role, were discussed with the entire Board at great length. Candidates for the CEO position were assessed relative to their leadership capabilities, sustained operational results and proven ability to drive strategy. The Board and CEO recommended additional development opportunities, mentorship and enhanced responsibilities to accelerate candidates' growth. The Board's review of the succession plan for the CEO is also discussed on page 39.

Consistent with our succession plans, in late 2019 Navin Arora took on additional responsibilities and was appointed an officer of the Company (reporting directly to the CEO) effective January 2020. Similarly, François Gratton's role was also expanded as part of his ongoing career development, giving him an opportunity to lead more of our growing and emerging businesses.

Moving forward in 2020, given that CEO succession is one of the highest priorities for the Board, we have engaged Korn Ferry to further advise us on our CEO succession plan, enhancing the process and accelerating the development of our top candidates.

Compensation philosophy

The Committee reviewed the compensation philosophy and guidelines for executives by assessing:
- The comparator group used for ELT compensation benchmarking
- Our target pay positioning within the comparator group
- The linkage of the executive compensation philosophy and incentive plans to the Company's financial and non-financial performance and business strategy
- The alignment with our compensation philosophy that applies to all team members
- The mix of compensation elements used to deliver ELT compensation.

CEO compensation and performance
- Reviewed and approved the corporate goals and objectives relevant to CEO compensation
- Assessed the performance of the CEO, with input from the full Board
- Reviewed and recommended to the Board for approval the various components of the CEO's compensation for 2019 (including base salary, performance bonus, and restricted share unit (RSU) and performance share unit (PSU) grants), based on its evaluation of his performance and its review of the design and adequacy of CEO compensation, as well as a consideration of market trends and data
- Reviewed and recommended to the Board for approval the size of the performance bonus profit-sharing pool allocation for the CEO.

ELT compensation and performance
- Reviewed the CEO's evaluation of the performance of each ELT member
- Reviewed and approved the appropriate compensation for ELT members (base salary, performance bonus, and RSU and PSU grants), after considering market trends and data
- Reviewed and recommended to the Board for approval the aggregate dollar amount of RSU awards for the ELT (in respect of 2019 performance).

Human Resources and Compensation Committee report (continued)

Performance bonus plan
- Reviewed and recommended to the Board for approval the 2019 performance bonus pool size
- Reviewed and approved the 2019 corporate scorecard (targets at the beginning of the year and the final scorecard multiplier after year-end)
- Reviewed and approved the integration of a business unit component that applies to all employees in the organization
- Reviewed the degree of stretch in the financial targets on the corporate scorecard for compensation purposes and validated the measures relative to financial reporting.

Equity plans
- Reviewed and approved the payout factors and the actual payouts to the ELT associated with the performance-contingent RSUs that were granted in 2017 and vested on November 25, 2019 (and recommended the same payout factors to the Board with respect to the CEO's performance-contingent RSUs)
- Reviewed and approved the performance criteria for the performance-contingent RSUs granted in respect of 2019 performance
- Reviewed and recommended to the Board for approval the total spend on annual grants of RSUs to management below the ELT level under the RSU Plan for 2019 performance
- Approved the total annual grants of executive performance share units (EPSUs) to ELT members and management performance share units (MPSUs) to management under the PSU Plan for 2019 performance
- Reviewed and approved the replenishment of a discretionary pool of RSUs that the CEO has the authority to grant to non-executive management for reward, retention and recognition purposes, subject to the parameters specified by the Compensation Committee
- Monitored the actual 2019 discretionary grants under the RSU Plan to certain members of non-executive management for reward, retention or recognition purposes
- Received updates on the share ownership of each ELT member relative to established ownership targets
- Recommended to the Board for approval amendments to the RSU and PSU Plans to provide the Compensation Committee the right to elect to pay benefits under these plans in the form of newly issued shares (as approved by shareholders at the May 2019 annual meeting)
- Approved the new total customer connections calculation methodology for the 2019 RSU grants and the unvested 2018 and 2017 grants.

Governance
- Adopted a two-consultant model (one consultant to management and one consultant to the Committee) to ensure that no potential or perceived conflict of interest exists in the provision of executive compensation consulting services and to strengthen independence on executive compensation matters
- Reviewed and approved the Compensation Committee 2020 annual work plan, including the division of duties between the Board and management executive compensation advisors
- Reviewed and approved an independent assessment conducted by Meridian Compensation Partners LLC (Meridian) of the key compensation parameters to determine the extent to which appropriate compensation risk mitigation safeguards are in place
- Reviewed and recommended to the Board for approval the proposed appointment of individuals as ELT members and as executive officers of the Company
- Reviewed and approved the annual work plan, budget and fees, engagement agreement and independence letter for Meridian
- Received regular updates from management and Meridian on compensation matters, and considered proposed and new Canadian and U.S. regulatory requirements, as well as evolving best practices, on executive compensation

Human Resources and Compensation Committee report (continued)

- Received compliance reports on a quarterly basis on business ethics and the workplace environment at the Company. The workplace environment report is produced by the Respectful Workplace Office and includes an overview of relevant education and training activities and an analysis of complaints related to discrimination, harassment (including sexual harassment) and bullying. In addition to the business ethics report, the Compensation Committee conducted an annual review of our code of ethics and conduct, and recommended changes to the Board for approval
- Reviewed reports on employee health and safety programs, gender pay practices, and an internal audit of the Company's sales incentive program.

Public disclosure

- Reviewed and approved for publication this report of the Compensation Committee, and the compensation discussion and analysis that follows.

Signed, the members of the Compensation Committee



Mary Jo Haddad (Chair)   Ray Chan

Kathy Kinloch   Marc Parent

EXECUTIVE COMPENSATION AT TELUS

Report to shareholders

To our shareholders,

On behalf of the Board of Directors, I am pleased to share with you an overview of our approach to compensation and how it connects directly to our performance. At TELUS, our goal is to share information that is clear and relevant with our shareholders, in order to help you understand and evaluate our compensation program. We invite you to review the following information in order to gain a greater understanding of our executive compensation decisions in 2019.

Our philosophy

Our overall philosophy for executive compensation is simple – we pay for performance. This philosophy has remained consistent since 2000, in line with our corporate growth strategy. We believe that executive compensation should have a direct connection to the actual contribution our executives make to the achievement of our overall business objectives and corporate success.

TELUS' compensation practices and risk governance

We believe that a good compensation program is defined by two key features: **strong governance** and **rewards for appropriate risk-taking** by executives to create value for shareholders and other stakeholders. TELUS has a long history of adopting best practices based on the interests of our investors and emerging best practice trends in respect

> **We believe that a good compensation program is defined by two key features: strong governance and rewards for appropriate risk-taking by executives to create value for shareholders and other stakeholders.**

of corporate governance. We have a robust governance process with an independent Human Resources and Compensation Committee (Compensation Committee), which in turn engages an independent compensation consultant (the Board advisor).

Our external Board advisor, Meridian Compensation Partners Inc. (Meridian), conducts an independent review of compensation programs, plans and policies at TELUS – with input and involvement from management – to assess whether these may create or encourage risks that are reasonably likely to have a material adverse effect on the Company. The table below provides an overview of Meridian's assessment of TELUS' programs relative to their compensation risk assessment checklist. For each category assessed, Meridian concluded that TELUS' pay programs and policies balance, neutralize or mitigate risk.

Risk category	Assessment	Commentary
Pay philosophy and governance	✔ No or neutral risk	• TELUS has a clearly stated pay philosophy, and a strong governance and oversight culture
Pay structure, mix and vesting periods	✔ No or neutral risk	• TELUS' program is well balanced. Current vesting of all medium-term (executive performance share units or EPSUs) and long-term (time-based restricted share units (RSUs) and performance-contingent RSUs) incentive awards occurs within a period of approximately three years following grant • Annual grants have overlapping vesting cycles, along with post-retirement holding requirements. These practices ensure that executives remain exposed to the long-term consequences of their business decisions • TELUS has stringent share ownership requirements and only counts actual share ownership (unvested RSUs and EPSUs are not counted)
Performance metrics and measurement	✔ No or neutral risk	• Strong process and rigour around performance scorecard/assessment (along with profit-based funding controls for incentives)
Risk mitigation practices (i.e. incentive clawbacks, hedging prohibition, share ownership requirements)	✔ No or neutral risk	• Program is consistent with best practice

TELUS executive compensation is effectively managed within the framework of balanced business risk tolerance established by the Board of Directors. At each year's strategic advance meeting, the full Board sets the strategic direction, which flows through the corporate scorecard, within established risk management constraints of the Company, while also taking into consideration the risks associated with that direction.

2019 highlights

3.2% consolidated revenue growth	**$2.90** basic earnings per share	**16%** total shareholder return	**1.2** million new subscribers
8.4% growth in Adjusted EBITDA[1]	**$2.2525** dividends declared per share	**$55** million contributed to charitable and community organizations	**#1** in customer satisfaction among our peers for the 10th year in a row

Linking pay and performance

Corporate, business unit and individual performance is foundational to our executive compensation program – actual payouts are closely aligned with the achievement of TELUS' performance objectives and our strategic priorities. Compensation is targeted at the 50th percentile within the markets in which TELUS competes, with Company and individual performance driving at-risk compensation payouts up or down. The majority of compensation for the ELT (Executive Leadership Team – all Executive Vice-Presidents who are appointed officers of the Company) is considered at-risk because its value is based on specific performance criteria and payout is not guaranteed. Operational and financial performance metrics are used for both the annual bonus and long-term incentive plans. In determining annual incentive pay and the granting of annual long-term incentives (LTIs), we regularly review the relationship between pay and performance, including at the corporate and business unit level in our performance scorecards, as well as at the individual executive level.

2019 performance and key compensation decisions

TELUS' 2019 results reflect our team's consistent focus on our customers first priority and demonstrate the ongoing progression of our long-standing strategy, which contributed to solid operational and financial results in 2019, including the following accomplishments.

- TELUS' unwavering dedication to our customers is evidenced by a number of successes in 2019, including:
  - Leading our peers in customer satisfaction for the 10th year in a row, receiving the fewest customer complaints of any national wireless service provider in the annual Commission for Complaints for Telecom-television Services report
  - Achieving industry-leading customer loyalty, with 2019 marking the sixth consecutive year in which TELUS has earned a postpaid mobile phone churn result below one per cent – an unparalleled accomplishment in North America
  - Expanding our total subscriber base by 1.2 million, including approximately 490,000 new security customers through our acquisition of ADT Canada

- Connecting Canadians quickly and reliably, as evidenced by our consistent recognition for network excellence, which was noted in five major mobile network reports from Opensignal, J.D. Power, PCMag and Ookla, each for three years or more, as well as from Tutela for the first time in 2019
- Announcing TELUS International's acquisition of Competence Call Center, a leading provider of higher value business services with a focus on customer relationship management and content moderation. The merger is expected to increase TELUS International's enterprise value to approximately $5 billion, enabling TELUS to further bolster the continued advancement of TELUS International's growth strategy through an initial public offering targeted in 12 to 24 months.

- TELUS' total shareholder return has performed strongly against the Toronto Stock Exchange's S&P/TSX Composite Index and the MSCI World Telecom Services Index (MSCI Index):
  - TELUS shareholders received $2.2525 of dividends declared per share in 2019. Taking into account reinvestment of dividends from our industry-leading dividend growth program, TELUS' 2019 total shareholder return was strong at 16 per cent. While this was slightly below the return of the MSCI Index and the S&P/TSX Composite Index during the same time period, TELUS outperformed its Canadian sector peers Shaw (11 per cent) and Rogers (negative five per cent), and effectively matched Bell (17 per cent)
  - Extended our semi-annual dividend growth program with annual increases targeted in a range from seven to 10 per cent from 2020 to 2022. Dividend decisions will continue to be dependent on earnings and free cash flow and subject to the Board's assessment and determination of TELUS' financial situation, capital requirements and economic outlook on a quarterly basis
  - TELUS' two-year total shareholder return since December 31, 2017 effectively matched the MSCI return of 16 per cent and outperformed the S&P/TSX Composite Index return of 11 per cent

---

1 Adjusted EBITDA is a non-GAAP measure and does not have a standardized meaning under IFRS-IASB. See Section 11 of Management's discussion and analysis in the TELUS 2019 annual report.

- Since the beginning of 2000 through to the end of 2019, TELUS has generated a total shareholder return of 515 per cent, more than 275 points higher than the return for the S&P/TSX Composite Index of 235 per cent and overshadowing the MSCI Index return of 19 per cent over the same period.

- In 2019, we achieved three of our four consolidated targets for the 10th consecutive year:
  - We achieved consolidated revenue growth of 3.2 per cent to $14.7 billion, meeting our target of three to five per cent. This growth rate excludes the 2018 sale of TELUS Garden
  - Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) grew by 8.4 per cent to $5.69 billion, meeting our target of eight to 10 per cent growth

- Our 2019 basic earnings per share (EPS) of $2.90 increased by 8.2 per cent, meeting our target of two to 10 per cent growth
- Capital expenditures of $2.91 billion exceeded our target of approximately $2.85 billion due to a continued focus on strategic investments in our broadband infrastructure.

- TELUS continued to lead the world in its social purpose and philanthropic efforts in 2019, as detailed on pages 2 and 3 and in our sustainability report.

Notwithstanding the achievements highlighted above, 2019 was also a year of continued intense competition, which had an effect on our achievement of corporate scorecard targets, resulting in a 2019 corporate scorecard multiplier of 0.70 (in line with our 2018 multiplier).

CEO 2019 total direct compensation

President and Chief Executive Officer (CEO) Total direct compensation (TDC)[1]	2019 TDC ($)	2018 TDC ($)	2019/2018 $ change	2019/2018 % change
Base salary	1,375,000	1,375,000	0	0.0
Performance bonus	727,765	669,798[2]	57,967	8.7
EPSU[3]	727,765	644,535[4]	83,230	12.9
RSU	9,250,000	9,000,000	250,000	2.8
Total direct compensation	**12,080,530**	**11,689,333**	**391,197**	**3.3**

1 Includes base salary, annual performance bonus, EPSUs and RSUs.
2 Consists of $524,190 for the portion of the performance bonus paid in cash and $145,608 for the portion of the performance bonus paid in EPSUs.
3 EPSUs are typically paid in cash for the CEO in light of his significant shareholdings.
4 Consists of $504,419 for the portion of the EPSU grant paid in cash and $140,116 for the portion paid in EPSUs.

The total direct compensation for Darren Entwistle in 2019 was $12,080,530, representing an increase of $391,197 or 3.3 per cent from his total direct compensation in 2018. The increase in Darren's 2019 direct compensation was primarily due to a higher RSU grant.

2019 named exectuve officer compensation

Total direct compensation for the year-over-year comparable set of named executive officers (NEOs) (including the CEO, but excluding Josh Blair, who resigned from the ELT on December 31, 2019) increased by four per cent from 2018. The overall increase in their compensation is attributable to the following factors:

- An increase of two per cent in base salary amounts, reflecting salary increases for Doug French and Eros Spadotto
- An increase of 12 per cent in performance bonus and EPSU amounts, driven by a larger 2019 performance bonus pool
- An increase of three per cent in annual RSUs.

Further details on the compensation paid to our CEO and other NEOs are available starting on page 84.

Looking ahead to 2020

We will continue to monitor and respond to market trends and best practices to ensure our programs are aligned with your expectations and our pay-for-performance philosophy.

We are firmly committed to providing you with comprehensive and relevant information regarding our executive compensation program. We encourage you to review the following pages, which provide a much more detailed explanation of our methodologies and the actual pay of our executives. We invite you to share any direct feedback with your Board at **board@telus.com**.

Sincerely,

Mary Jo Haddad
Chair, Human Resources and Compensation Committee
On behalf of the TELUS Board of Directors

Compensation discussion and analysis

The following is a discussion of TELUS' executive compensation program. It includes information relating to our philosophy and approach to executive compensation, the methodologies and market research we use in determining compensation, and the actual compensation paid to TELUS' named executive officers (NEOs) for their 2019 performance.

For 2019, our NEOs are:
- Darren Entwistle, President and Chief Executive Officer (CEO)
- Doug French, Executive Vice-President (EVP) and Chief Financial Officer (CFO)
- Eros Spadotto, EVP, Technology Strategy and Business Transformation
- Tony Geheran, EVP and Chief Customer Officer
- François Gratton, EVP, Group President and Chair, TELUS Québec
- Josh Blair, Former EVP, Group President and Chief Corporate Officer (current Chair of TELUS International)[1]

1 Josh resigned as EVP, Group President and Chief Corporate Officer effective on December 31, 2019, but remains an NEO for purposes of this circular, by virtue of his 2019 role and compensation. Although he continues to serve as Chair of TELUS International, Josh is no longer an executive officer of the Company. In the interest of transparency, we are including another current executive in this circular such that our disclosure includes five NEOs for 2019 who are still executive officers of the Company.

Key compensation principles

TELUS pays for performance. We establish a clear and direct linkage between compensation and the achievement of business objectives – in the short, medium and long term – by providing an appropriate mix of fixed versus at-risk compensation and immediate versus future income linked to our share price performance. We also drive continued levels of high performance by setting ambitious targets.

75% of ELT and 85% of CEO compensation is variable, dependent on performance. Compensation consists mainly of variable compensation that is tied to TELUS' performance.

The primary focus of the Human Resources and Compensation Committee (Compensation Committee) is to maintain an executive compensation program that supports the achievement of three objectives:
- To advance our business strategy
- To enhance our growth and profitability
- To attract and retain the key talent necessary to achieve our business objectives.

The Compensation Committee utilizes an approach to compensation that is both market-based and performance-based.

An executive's compensation is based on his or her personal performance, together with corporate performance and position within a range determined with reference to market compensation data.

Linking executive pay to actual performance ensures that executive compensation is aligned with shareholder value. This includes the compensation of our President and CEO and the members of our ELT (Executive Leadership Team – all EVPs who are appointed officers of the Company).

1. We pay for performance

ELT target pay mix

75% at risk

25% · 25% · 12.5% · 12.5% · 25%

- Base salary
- Performance bonus
- EPSUs
- Performance-contingent RSUs
- Time-vested RSUs

CEO target pay mix

85% at risk

33.5% · 15% · 9% · 9% · 33.5%

- Base salary
- Performance bonus
- EPSUs
- Performance-contingent RSUs
- Time-vested RSUs

Components of variable compensation		Performance metrics
Short-term	Performance bonus (cash)	Combination of corporate and business unit scorecard results, and achievement of individual personal performance objectives
Medium-term	Executive performance share units (EPSUs)	Same metrics as annual bonus for grants, plus subsequent share price performance
Long-term	Restricted share units (RSUs)	Individual performance for grant levels, plus subsequent share price performance, with half also based on relative total shareholder return and total customer connections

2. We promote sound risk-taking

Our compensation program incorporates many elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking. Below are some of the governance practices, policies and inherent design elements of TELUS' compensation program that help manage and mitigate risk in executive compensation.

WHAT WE DO

✓ **Independent Compensation Committee** – All members of our Compensation Committee are independent, including in accordance with the additional standards for compensation committees in the New York Stock Exchange (NYSE) manual

✓ **Independent consultant** – We use an external independent executive compensation consultant to assess our executive compensation programs to ensure they are aligned with shareholder and corporate objectives, best practices and governance principles

✓ **Pay for performance** – At-risk pay is 75% of total direct compensation for the ELT and 85% of total direct compensation for the CEO, and therefore linked to the performance of the Company

✓ **Caps on payouts** – Incentive awards are capped to avoid excessive payouts and are in line with market practices

✓ **Balanced performance metrics** – Our performance metrics are well communicated and regularly monitored through the corporate scorecard, and include multiple measures to avoid the pursuit of a performance metric at the expense of the business more generally
  - At target, only 12.5% of an ELT member's pay (annual performance bonus) is tied to short-term results, with 12.5% tied to medium-term results and 50% in the form of long-term incentives (LTIs). For the CEO, only 9% of pay is tied to short-term results, with 9% tied to medium-term results and 67% in the form of LTIs
  - The annual performance bonus pool is based on a percentage of earnings before interest and taxes (EBIT), ensuring that payouts are based on profitability
  - 50% of LTI awards are subject to performance-vesting criteria

✓ **Balance between short-term and long-term incentives** – Reasonable balance between elements that focus on short-term financial performance and those that reward longer-term share price appreciation

✓ **Stress-testing of targets** – Targets for performance metrics in the corporate scorecard are stress-tested and generally made more difficult to attain each year in order to promote continuous stretch and performance improvement year over year, as reviewed by the Board

✓ **Overlapping performance periods** – Within our LTI program, this overlap ensures that executives remain exposed to the risks of their decision-making and risk-taking through their unvested equity awards and the shares that they are required to own

✓ **Clawback policy** – Allows the Compensation Committee to recoup an executive's incentive compensation in the event of a material misrepresentation or material error in the financial statements, misconduct and overpayment of incentives attributable to the restated financial results

✓ **Insider trading policy and process** – The CEO and executive officers are required to pre-clear all trades to protect against insider trading and trading during blackout periods

✓ **Stringent share ownership requirements** – In place for our executives (CEO – 7x base salary, ELT – 3x base salary)

✓ **Hold period after retirement** – Requirement to continue to hold a number of shares equal to the share ownership requirement for one year following retirement

WHAT WE DO NOT DO

X Allow any director, executive or employee to monetize or hedge our shares or equity-based compensation to undermine the risk alignment in our equity ownership requirements

X Maintain or reduce performance target levels for incentive plans. Steadily increasing performance levels must be achieved to realize payouts year after year

X Guarantee a minimum level of vesting for our performance-contingent RSUs

X Offer single-trigger change in control rights to executives

X Include unvested RSUs, performance share units (PSUs) and unexercised options (if any) in the calculation of share ownership targets

X Offer excessive severance. The CEO has a three-month severance (except in the case of change of control or disability, which provide a 24-month severance); all other ELT members have an 18-month severance

X Over-emphasize any single performance metric

X Guarantee annual base salary increases or bonus payments

X Offer excessive perquisites

An important part of the Compensation Committee's risk oversight activities is a mandatory annual review of the linkage between our pay practices and risk. In 2019, Meridian Compensation Partners Inc. (Meridian), the Compensation Committee's independent executive compensation consultant, was engaged to provide an external perspective on the risks of our compensation programs. Meridian concluded that there are appropriate measures in place that mitigate or balance any potential for undue risk-taking. Meridian based its assessment on a scorecard that reviewed 51 dimensions across the following four categories:

- Pay philosophy and governance
- Pay structure
- Performance metrics/measurement
- Risk mitigation practices.

In addition, we completed our annual internal review of select sales incentive programs throughout the organization. The scope of the review included: structure, authority and responsibility; performance measures and monitoring; and commitment to competence, integrity and ethical values. Based on the review, we concluded that there are robust oversight and governance frameworks in place across the sales programs reviewed, strong monitoring controls, and a culture of integrity supported by the code of ethics and conduct, the sales code of conduct and our EthicsLine.

After considering the results of the assessment and internal review, the Compensation Committee did not identify any risks in relation to the Company's compensation policies and practices that would be reasonably likely to have a material adverse effect on the Company.

Our compensation risk assessment did not identify any risks in relation to our compensation policies and practices that would have a material adverse effect on the Company.

3. We balance the short, medium and long term

Our program features a well-balanced mix of fixed and variable pay elements, with layering of payout timing, annual awards and overlapping vesting of equity incentives and various incentive vehicles.

LTIs (three-year cliff-vested performance-contingent RSUs and three-year cliff-vested time-based RSUs) are granted on an annual basis, resulting in a continuous overlapping vesting schedule rather than a one-time event when an extraordinarily large grant vests and an executive can cash out. Medium-term incentives (EPSUs) are granted in the same way.

This approach ensures that our executives' interests are not solely tied to success in any single performance period.

Overlapping performance periods and vesting mitigate against excessive risk-taking.


2019 Compensation
Salary
Short-term incentive
Medium-term incentive1
Long-term incentive
2020 Compensation
Salary
Short-term incentive
Medium-term incentive1
Long-term incentive
2021 Compensation
Salary
Short-term incentive
Medium-term incentive1
Long-term incentive
2019
2020
2021
2022
2023
2024

1 Reflects EPSUs, vesting one-third per year.

4. We reward contribution

TELUS utilizes an approach to compensation that is both market-based and performance-based. Our compensation structure is established based on benchmarking relative to a select comparator group made up of competitors of TELUS and companies in other Canadian industries of appropriate size compared to that of the Company, with executive positions of similar scope and complexity, and with which TELUS would compete for executive talent in the marketplace. We also use a U.S.-based comparator group as a secondary reference point.

However, an executive's actual compensation may be positioned above or below the market benchmark, based on his or her personal level of responsibility, expertise, competence, experience and performance.

Of note, LTI grant levels are performance-differentiated and are based on the executive's in-year performance and future potential. The Board considers this performance-based approach to granting LTIs to be a best practice, in contrast to typical practice, where LTIs are granted based on market benchmarks only.

> **Compensation is established based on level of responsibility, expertise, competence, experience and performance and is compared to a peer group consisting of competitors and companies in other Canadian industries of comparable complexity and size. We also use a U.S.-based comparator group as a secondary reference point, but not directly for benchmarking pay levels.**

5. We align compensation with corporate strategy

Our long-standing national growth strategy was founded on our strategic intent – to unleash the power of the internet to deliver the best solutions for Canadians at home, in the workplace and on the move. Our six strategic imperatives, which guide our team as we work together to advance our national growth strategy, include:

- Focusing relentlessly on the growth markets of data, IP and wireless
- Providing integrated solutions that differentiate TELUS from our competitors
- Building national capabilities across data, IP, voice and wireless
- Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on our core business
- Going to market as one team, under a common brand, executing a single strategy
- Investing in internal capabilities to build a high-performance culture and efficient operation.

To further advance our strategy, each year we establish corporate priorities. For 2019, these priorities were:

- Honouring our customers, communities and social purpose by our team delivering on our brand promise

- Leveraging our broadband network to drive TELUS' growth
- Fuelling our future through recurring efficiency gains
- Driving emerging opportunities to build scale in TELUS Health and TELUS International.

To align executive compensation with our corporate strategy, we make a direct link between an executive's performance against the achievement of our strategic imperatives and corporate priorities, and his or her pay.

The CEO and ELT members' performance bonus is evaluated through a combination of our corporate scorecard and individual performance (plus business unit scorecard for ELT members). Performance bonus metrics are part of a multi-year business plan and are aligned with our longer-term goals. This performance calculation methodology is also used for granting the medium-term EPSU awards.

Our 2019 corporate scorecard metrics (see page 91), the business unit scorecards, and individual performance of our executives are directly linked to achieving these priorities.

> **The TELUS team remains focused on the delivery of our national growth strategy and six strategic imperatives, which have guided our efforts since 2000. To further advance our strategy, each year we establish corporate priorities.**

6. We align compensation with long-term shareholder value

Our executive compensation programs closely link actual payouts to the creation of shareholder value. In fact, shareholder value has grown significantly faster than our executive compensation levels.

Where most companies pay annual bonuses in the form of cash, we pay half of our annual bonuses in the form of EPSUs.

To ensure further alignment with shareholders' interests, the actual number of EPSUs awarded is determined by taking the dollar value of an executive's annual performance cash bonus and dividing it by the value of TELUS common shares at either the *beginning* or *end* of the performance year (i.e. the year preceding the year of allocation), whichever is higher. This results in a lower EPSU award if there has been a decline in the share price over the year.

In addition, at least 50 per cent of each ELT member's total compensation is delivered in the form of RSUs, of which 50 per cent have performance conditions to further align with shareholder interests (since 2014).

CEO and ELT compensation is aligned with total shareholder return.

TELUS' 10-year total shareholder return (since December 31, 2009) was:

351%

(on December 31, 2019)

The total increase in 2019 CEO direct compensation as compared to the CEO's total direct compensation in 2009 (10 years ago):

96%

(on December 31, 2019)

7. We align our pay practices across the organization

TELUS' pay practices are aligned across the organization. We also use the following methodologies in considering equitable compensation:

- We ensure overall annual increases to base salary for the executives are relatively aligned with increases to base salary for positions below the executive level
- All employees share in the achievement of corporate success through participation in a common profit-sharing performance bonus pool that may increase or decrease based on growth in our EBIT and/or corporate scorecard results
- All employees within a business unit share in the achievement of their business unit's success through their respective business unit scorecard
- Increased responsibility in any team member's role and/or a subsequent promotion are accompanied by a change in pay, as appropriate

- We use benchmarking compensation data, along with other relevant factors such as internal equity and strategic significance of the role, to develop a base salary range and a total compensation target for all positions across the organization; for roles governed by collective bargaining agreements, the job assessment and compensation ranges are dictated by the terms of the negotiated collective agreement
- CEO pay is assessed in relation to the second highest paid NEO, so that CEO pay is no more than four times greater than the total direct compensation associated with the second highest paid NEO. This reflects an executive compensation best practice.

Consistent with the approach taken for the entire TELUS team, after a planned two-year salary freeze, we resumed modest base salary increases for our executives in 2019, where appropriate.

Board oversight and compensation governance

The Board is responsible for both executive compensation and engagement with shareholders. The Board oversees the work of the Compensation Committee, which is responsible for reviewing and approving the compensation arrangements of our ELT and for reviewing and recommending to the Board for approval the compensation of the CEO.

The Compensation Committee works in collaboration with the Corporate Governance Committee, and receives advice from an independent executive compensation consultant (the Board advisor). The EVP, People and Culture and Chief Human Resources Officer (CHRO) and the People and Culture team are responsible for implementing the processes required to administer the executive compensation program. They also advise and report to the Compensation Committee on various elements of the executive compensation program. The CHRO and the People and Culture team receive advice from a separate executive compensation consultant (the management consultant).


Board advisor
(see page 73)
CONSULTS
Compensation Committee
responsible for our compensation programs and practices
REPORTS
Board of Directors
engages with shareholders and oversees compensation program and practices
REPORTS
ELECTS
Shareholders
have a say on pay
REPORTS
CHRO and People and Culture team
responsible for our HR strategies and policies and ensuring alignment between TELUS' executive and non-executive compensation programs
CONSULTS
Corporate Governance Committee
works in collaboration with the Compensation Committee to monitor and identify best practices for executive compensation and disclosure
CONSULTS
Management consultant
(see page 73)

The Compensation Committee

The Compensation Committee is responsible for:

- Developing the compensation philosophy and guidelines on executive compensation
- Overseeing succession planning for the ELT, determining CEO goals and objectives relative to compensation
- Evaluating CEO performance
- Reviewing performance metrics and any year-end performance adjustments proposed by management
- Reviewing and recommending CEO compensation to the Board based on its evaluation
- Determining compensation for executives other than the CEO
- Reviewing and monitoring the Company's exposure to risks associated with its executive compensation program and policies and identifying practices and policies to mitigate such risk
- Reviewing and administering the supplemental retirement arrangements (other than registered pension plans) for the ELT and all of our equity-based incentive plans.

The Compensation Committee's mandate also includes oversight of executive compensation policies, health and safety policies, procedures and compliance, and certain aspects of our approach to business ethics and corporate conduct.

Compensation Committee experience

Members of the Compensation Committee have a range of complementary skills in areas such as human resources, corporate governance, risk assessment, public company leadership and board experience, which enable them to make effective decisions on our compensation practices. All of the Compensation Committee members have served in executive capacities or on compensation committees with other public issuers and, through those roles, have acquired direct experience relevant to their responsibilities for reviewing and considering executive compensation.

The Board has determined that all members of the Compensation Committee meet the compensation committee independence requirements of the NYSE. The following is a brief description of the experience of each current member of this Committee that is relevant to the exercise of his or her responsibilities as a member of the Committee:

- **Mary Jo Haddad** – Mary Jo has more than 30 years of experience in the healthcare industry in Canada and the United States. In 2013, she retired as President and CEO of The Hospital for Sick Children (SickKids) in Toronto, a position she had held since 2004. As CEO, she established compensation framework programs and policies for SickKids. She is also a member of the compensation committee of the Toronto-Dominion Bank and various non-profit organizations. Mary Jo became a member of the Compensation Committee in 2016 and Chair of the Compensation Committee in May 2017.

- **Ray Chan** – Ray has more than 40 years of experience in the oil and gas industry, and has held several senior executive positions, including as CFO, CEO, Executive Chair and Chair. He was the Lead Independent Director of Baytex Energy Corp. from August 2018 to May 2019 and was chair of its human resources and compensation committee. Ray also previously served on the compensation committee of the TMX Group Inc. and TORC Oil & Gas Ltd. Through his executive roles, Ray has been involved in a variety of compensation matters, such as the development and financial analysis of compensation plans and leadership succession planning. Ray has been a member of the Compensation Committee since 2013 and is also a member of our Pension Committee.
- **Kathy Kinloch** – Kathy is the President of the British Columbia Institute of Technology (BCIT), a position she has held since January 2014. From 2010 to 2013, she was President of Vancouver Community College, and from 2007 to 2010, she served as the Dean of Health Sciences at BCIT. Kathy has extensive experience in the public sector and has served on the compensation committee of organizations in which she has held a vice-president or CEO role. She also currently serves on a number of public sector and not-for-profit boards. Kathy joined the Compensation Committee in May 2018.
- **Marc Parent** – Marc is the President and CEO of CAE Inc., a position he has held since October 2009. Prior to that, he held several leadership positions at CAE since joining in February 2005, including Group President, Simulation Products and Military Training & Services, and Executive Vice-President and Chief Operating Officer. Marc has over 35 years of experience in the aerospace industry, having held positions with Canadair and Bombardier Aerospace in Canada and the United States. He currently sits on the Board of Directors of the Business Council of Canada and the Aerospace Industries Association of Canada (AIAC). Marc joined the Compensation Committee in November 2018.

Further information about the Compensation Committee members can be found under *Director profiles* starting on pages 22 to 30.

Executive compensation consultants

The Compensation Committee has retained Meridian as its independent executive compensation consultant (the Board advisor). Meridian provides counsel to boards and management on executive and board compensation. The Committee first retained Meridian in 2010.

The mandate of the executive compensation Board advisor is to support the Board of Directors, and specifically the Compensation Committee and the Corporate Governance Committee. The nature and scope of services provided by Meridian include:
- An independent risk assessment of pay policies and practices
- Ongoing support with regard to the latest relevant regulatory, technical and accounting considerations impacting executive compensation and executive benefits programs, including proxy disclosure
- Advice on CEO and ELT compensation
- Advice on the development of the corporate scorecard metrics and on adjustments to the scorecard results
- Preparation for, and attendance at, Compensation Committee meetings and selected management meetings, including meetings with the Chair of the Compensation Committee
- Advice on special projects throughout the year relating to the review and analysis of equity plans and grants, CEO pay-for-performance

analysis, review and drafting of the information circular, and preparation of an executive compensation education session.

As an independent advisor, Meridian does not receive direction from the Compensation Committee to perform any of these services in any particular manner or under any particular method. The Chair of the Compensation Committee approves all invoices for executive compensation work performed by Meridian. The Compensation Committee has the authority to hire and terminate Meridian as the Board advisor and is responsible for determining the scope of services performed by Meridian. It assesses Meridian's performance annually and approves a letter of engagement each year.

Meridian also assisted in determining a comparator group and gathering market information regarding director compensation in 2019, which the Corporate Governance Committee used in making its recommendation for directors' compensation and for Board Chair compensation.

Prior to 2019, Meridian was TELUS' single independent executive compensation consultant. Consistent with best practice, to ensure that no potential or perceived conflict of interest exists in the provision of executive compensation consulting services and to strengthen independence on executive compensation matters, TELUS appointed Mercer (Canada) Limited (Mercer) as its management consultant in 2019. The mandate of the management consultant is to provide executive compensation consulting services that will enable management to deliver on their objectives. Services provided in accordance with this mandate include:
- Analyzing market pay and trends for executive compensation, including pay analyses for the ELT
- Advising on ELT compensation and performance
- Advising on the composition of TELUS' compensation and performance peer groups
- Reviewing compensation philosophy, share ownership guidelines and executive policy changes
- Advising on any corporate scorecard adjustments proposed by management
- Conducting a pay-for-performance analysis to evaluate the relationship between pay and performance
- Where appropriate, reviewing communication materials prepared by management, including the information circular, key internal communications and management prepared Compensation Committee materials.

As Meridian was TELUS' sole independent executive compensation advisor until Mercer's appointment as management consultant on September 1, 2019, Meridian performed both Board advisor services and management consultant services until that date.

Compensation consultant fees

The following table lists the fees billed by our Board advisor, Meridian, for the past two years. Meridian provided no other services aside from director and executive compensation related services in 2019.

Type of work	2019 ($)	2018 ($)
Services related to determining director and executive officer compensation	325,697	393,022
All other fees	Nil	Nil
Total	**325,697**	**393,022**

Compensation elements for the CEO and ELT

The key components of **total direct compensation** for the CEO and ELT are fixed base salary, short-term performance bonuses (paid in cash to reward annual performance), medium-term incentives (paid in EPSUs to reward performance in the medium term, over approximately three years) and LTIs (paid in RSUs to promote the retention of the executive and reward performance over the long term).

Also considered as part of the Company's **total compensation** program are benefits and perquisites, as well as retirement benefits. See page 101 for details.

Total compensation at a glance

Component	Targeted % of total	Description	Objective
Annual compensation			
Fixed base salary	CEO 15 ELT 25	• Ranges are established for each position based on the market, with the mid-point of the range being set at the median of the Canadian comparator group	Recognizes varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in the comparator group
Annual performance bonus	CEO 9 ELT 12.5	• Fifty per cent of base salary at-target for an ELT member and 60% of base salary for the CEO, subject to affordability based on the profit-sharing pool • Tied to corporate, business unit and individual performance, with corporate performance given 80% weighting for the CEO and 70% weighting for an ELT member (see page 75) • Performance metrics can lead to payouts ranging from zero (for substandard performance) to no more than 200% (for exceptional performance)	Provides an annual cash award based on corporate, business unit and individual results
Medium-term incentive			
EPSUs	CEO 9 ELT 12.5	• Fifty per cent of base salary at-target for an ELT member and 60% of base salary for the CEO, subject to affordability based on the profit-sharing pool • Grant value is determined in the same way as the annual performance bonus, but the number of EPSUs that are awarded is determined by dividing the dollar value of the annual performance bonus by the higher of the share price at the beginning of the prior year or the end of the prior year (see page 77) • EPSUs vest at a rate of one-third every year over a period of just under three years and encourage the executives to drive shareholder value over the medium term (may be provided in cash to the CEO given his shareholdings)	Links a portion of the annual at-risk compensation to both the achievement of performance targets and shareholder return
Long-term incentive			
RSUs	CEO 67 ELT 50	• Consist of 50% time-vested RSUs and 50% performance-contingent RSUs (see page 78) • The size of grants to executives is differentiated based in part on their performance and future potential (performance granting) and market benchmarking • RSUs cliff-vest in just under three years	Links a significant portion of the at-risk compensation to both the achievement of performance targets and shareholder return. Helps to promote retention of executives
Indirect compensation			
Benefits and perquisites		• A competitive executive benefits program, including comprehensive annual health assessments for the executives and their spouses • Vehicle, executive healthcare, telecommunications benefit and flexible perquisite plan	
Retirement benefits		• Registered defined benefit plan and Supplemental Retirement Arrangement (SRA) consistent with market practice. The SRA provisions are described on page 101 • In some cases, may also be a registered defined contribution (DC) plan and DC supplementary plan for designated employees	

2019 approach to compensation

Base salary methodology

At TELUS, we set our salary range midpoints at the 50th percentile of the Canadian comparator group. We then make adjustments to individual base salaries that we consider appropriate to recognize the executives' varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in the comparator group. The Compensation Committee considers and approves base salaries for the ELT, while the Board approves the CEO's base salary based on the Compensation Committee's recommendations.

At-risk incentive pay components

At-risk incentive pay consists of three components:

- Annual performance bonus (cash)
- Medium-term incentives (EPSU awards)
- Long-term incentives (RSU awards)
  - Fifty per cent time-vested
  - Fifty per cent performance-contingent.

The following outlines our approach in determining and delivering these at-risk components.

At-risk pay: Annual performance bonus

Methodology

The annual performance bonus is designed to reward the achievement of business objectives in the short term by providing immediate income in cash. This component of at-risk pay is calculated based on individual and corporate performance and, to better reflect affordability and our continued focus on funding strategic investments, on the size of the annual profit-sharing pool.

Annual performance bonuses for the entire TELUS team, including the CEO, are drawn from a collective profit-sharing pool. Benefits of the profit-sharing pool approach include:

- Affordability – The size of the annual bonus pool is linked to EBIT, ensuring that the payout is always affordable
- Transparency – The methodology we use provides a transparent and easily understandable approach for team members and shareholders
- One team, one goal – All team members share proportionately in the risks and rewards of the profit-sharing pool. By taking a collective approach, we strengthen our goal of fostering a collaborative culture, supported by a profit-sharing mindset across the Company.

We selected EBIT as the measure for determining the size of the bonus pool because we believe it is a fair and accurate representation of TELUS' profit that team members can help to influence, and it measures the effectiveness of our return on capital investments by accounting for depreciation and amortization. EBIT is a non-GAAP measure and does not have a standardized meaning under IFRS-IASB. It is used by TELUS as a measure of profitability.

For 2019, the profit-sharing pool was set at 8.0 per cent of EBIT, providing a reduced payout that is more reflective of approximately 48 per cent of an ELT member's base salary (at target), versus 50 per cent, and approximately 58 per cent of the CEO's base salary (at target), versus 60 per cent.

For 2020, the Compensation Committee and the Board set the size of the profit-sharing pool at 8.0 to 8.5 per cent of EBIT, which is consistent with 2019. The percentage that was set for the purposes of the 2020 annual performance bonus was driven by affordability and our continued focus on funding strategic investments. The Board's longer-term goal is to move gradually toward a fully funded performance bonus program in alignment with the market.

Each executive's annual performance bonus is determined using the following formula. Each element in the formula is explained in the steps outlined below.



8.0% of 2019 EBIT x **Executive's personal portion of profit-sharing pool** x **Corporate scorecard multiplier** (minimum: 0 cap: 200) x **Corporate weighting** CEO: 80% ELT: 70% = **Corporate performance payout**

\+

8.0% of 2019 EBIT x **Executive's personal portion of profit-sharing pool** x **Business unit / individual multiplier** (minimum: 0 cap: 200) x **Business unit / individual weighting** CEO[1]: 20% ELT: 30% = **Business unit / individual performance payout**

=

Annual performance bonus

1 The CEO's remaining 20% weighting reflects only individual performance.

To determine the annual performance bonus for each executive, we follow a four-step process:

- **Step 1**: Determine the size of the profit-sharing pool and each executive's personal portion of the pool
- **Step 2**: Assess corporate performance as measured by the corporate scorecard results
- **Step 3**: a) Assess business unit performance as measured by the business unit scorecard results
  b) Assess individual performance and adjust each ELT member's business unit result to achieve the combined business unit/individual performance result
- **Step 4**: Calculate the annual performance bonus based on the above payout formula.

Step 1: Determine the size of the profit-sharing pool and each executive's personal portion of the pool

At the start of each year, the Board and the Compensation Committee approve the size of the profit-sharing pool for the executives, which was 8.0 per cent of EBIT for 2019.

Each executive's personal portion of the 2019 profit-sharing pool is determined by the following formula:

<table>
<tr>
<td align="center">Individual executive's
target bonus ($)

Executive's 2019
base salary
X
performance bonus
target %</td>
<td align="center">÷</td>
<td align="center">Sum of all employees'
target bonuses[1] ($)

All employees' 2019
base salary
X
performance bonus
target %

1 All employees includes executives.</td>
</tr>
</table>

Step 2: Assess corporate performance as measured by corporate scorecard results

Corporate performance is measured through the results of TELUS' corporate scorecard. This is determined after the end of the performance year by rating the extent to which we have met or exceeded our targets for each metric set at the start of the year. Our 2019 metrics measured achievements in three areas: TELUS team, customers first, and profitable growth and efficiency. See page 91 for details on the 2019 corporate scorecard and our results.

Setting objectives

The objectives in our corporate scorecard are set each year and approved by the Compensation Committee at the beginning of the year. Financial metrics in the objectives are largely based on targets that meet or exceed the annual budget approved by the Board.

The key aspects of the target-setting process include:
- Selecting measurable and auditable performance metrics
- Ensuring that, as a general principle, the threshold target for any metric (yielding a 0.5x multiplier) exceeds the actual result on that metric in the previous year. The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board

- Stress-testing the current year's targets against the prior year's scorecard to determine year-over-year continuous improvement
- Ensuring that the targets and stretch targets that are used to determine whether these objectives have been met or exceeded are clearly set out in the corporate scorecard
- Ensuring that all performance metrics are tied to the Company's strategic imperatives and corporate priorities.

During the year, results may be adjusted to normalize for one-time events or other unique circumstances. In accordance with the adjustment process, the Compensation Committee reviews and has approval authority on all adjustments proposed by management.

Step 3a: Assess business unit performance as measured by the business unit scorecard results

As a new step in the performance bonus process in 2019, each ELT member is also evaluated against his or her business unit scorecard. These business unit scorecards measure the overall performance of the business unit and apply to all employees within the respective business unit.

The business unit goals are established annually and consist of a number of metrics across the same categories in our corporate scorecard – TELUS team, customers first, and profitable growth and efficiency, which collectively measure the health of the business unit and ultimately TELUS. The business unit scorecard measures our success in achieving not only our publicly communicated financial and operating targets, but also our internal business unit priorities.

The purpose of the business unit scorecard is to:
- Articulate and communicate the business unit strategy
- Align individual, organizational and cross-departmental initiatives to achieve common business unit goals
- Establish a common, consistent language and shared accountability
- Recognize levels of achievement against our strategy
- Drive effective strategic dialogue.

At TELUS, we believe all members of our team should benefit from our successes and share in the value they help create. Aligned with this pay-for-performance philosophy, the business unit scorecard results are used to calculate variable pay awards.

There are a large number of potential metrics that could be included in the business unit scorecard. The senior leadership team within each business unit selects metrics that are: readily quantifiable, easily generated by our information systems, auditable and of corporate relevance. The metrics also balance year-to-year consistency with the business units' annual priorities. In addition, team members should feel they are able to contribute towards accomplishing them. If there are too many metrics, the significance of each becomes diluted. The business unit scorecard is aligned with all of the business unit strategic imperatives.

The target-setting and adjustment process for the business unit component is consistent with the approach taken for the corporate component described in Step 2.

Step 3b: Assess individual performance and adjust each ELT member's business unit result to achieve the combined business unit/individual performance result

To simplify our approach and reduce the overlap with the corporate scorecard and business unit scorecard, beginning in 2019, personal performance objectives (PPOs) were no longer included in an executive's individual performance. As a result, individual performance is now measured against the executive's demonstrated leadership skills, achievement of goals, demonstration of values, and other strategic considerations. See page 94 for further information.

The individual performance of each ELT member is initially assessed by the CEO. The individual performance of the CEO is assessed by the Compensation Committee, with input from the Board as collected through Meridian's formal CEO evaluation. The Chair of the Compensation Committee invites Board members to provide her with their comments or observations in writing regarding the CEO's performance prior to the meeting of the Compensation Committee at which members will assess the performance of the CEO.

In particular, in 2019, feedback was requested with respect to each of the four categories of the personal value-add assessment model (PVAAM): results achieved, leadership, retention risk and value to strategy. Information on how to assess the categories was given to each Board member.

Once the first two categories of PVAAM (results achieved and leadership) were determined, the CEO used this evaluation to adjust each ELT member's business unit result in step 3a up or down to arrive at an overall business unit / individual performance payout. See page 80 for further details regarding PVAAM.

Step 4: Calculate the annual performance bonus

In the fourth step, the Compensation Committee reviews the CEO's assessment of each executive's performance, along with his recommendations on each ELT member's business unit / individual multiplier, and determines the annual performance bonus for each executive using the formula on page 75. The Compensation Committee, with input from the Board, assesses the personal performance of the CEO and his leadership. Based on this assessment, the Committee determines an individual multiplier and, along with the related multiplier in the corporate balanced scorecard, recommends to the Board for approval the annual performance bonus of the CEO, based on the formula on page 75.

The relative weight that corporate, business unit and individual performance has in determining a team member's annual performance bonus depends on the individual's organizational level and ability to influence the Company's overall performance. In the case of the CEO, corporate performance is weighted at 80 per cent and individual performance is weighted at 20 per cent. For the ELT, corporate performance is weighted at 70 per cent and the combination of business unit and individual performance is weighted at 30 per cent. In addition to corporate, business unit and individual performance, the Board

has the discretion to adjust bonus payouts for any extraordinary circumstances or other factors, as it sees fit.

Payouts on corporate and business unit performance can range from zero for substandard performance to a maximum of 200 per cent for exceptional performance. Each ELT member's individual performance is used to adjust their business unit results to arrive at an overall payout for business unit / individual performance. This approach ensures that the at-risk incentive pay reflects actual performance, and requires outstanding results to generate payments exceeding the target award.

At-risk pay: Medium-term incentives (EPSUs)

Methodology

Medium-term incentives are paid in the form of EPSUs under the PSU Plan. EPSUs are designed to reward the achievement of our business objectives in the medium term (up to three years) by providing future income that is linked to share price performance. We achieve this by pegging the value of EPSUs to the value of the Company's shares (which further aligns the interests of executives with those of shareholders) and paying them out over approximately three years on a schedule under which one-third of the EPSUs vest each year.

We believe this medium-term incentive, targeted at 50 per cent (for the ELT) or 60 per cent (for the CEO) of annual base salary, is better aligned with shareholder interests. Deferring and linking this portion of executive compensation to share price performance also distinguishes us from other companies that target cash bonuses at 125 to 150 per cent of base salary for their CEO, and 75 to 100 per cent for other NEOs.

To determine this award, we start with the amount of the annual performance bonus and apply the following formula:

$$\text{EPSU award} = \frac{\text{The dollar value of the annual performance bonus}}{\text{The higher of the share price at the beginning of the year or at year-end}[1]}$$

1 Determined using the weighted average price of shares listed on the Toronto Stock Exchange (TSX) for the 15 trading days immediately preceding either January 1 or December 31 of the immediately preceding fiscal year, whichever is higher.

Any decline in the value of the shares of the Company over the performance year directly reduces the value of the executive's EPSU award, despite the fact that performance objectives for the year may have been met. If an executive resigns, all unvested EPSUs are forfeited. See page 111 for a description of the key terms of the PSU Plan.

The Compensation Committee approves EPSU awards to the ELT annually following its review of the CEO's assessment of each ELT member's performance, while the EPSU award to the CEO is approved by the Board annually upon the recommendation of the Compensation Committee.

> **According to our benchmarking, other companies target cash bonuses at 125 to 150 per cent of base salary for their CEO, and 75 to 100 per cent for other NEOs. At TELUS, our annual performance bonus paid in cash equals 60 per cent of the annual base salary for at-target performance for the CEO and 50 per cent of the annual base salary for at-target performance for the other NEOs. An equal amount is awarded in EPSUs, which provides further alignment with shareholder interests.**

At-risk pay: Long-term incentives (RSUs)

Methodology

LTIs can be awarded in the form of RSUs and/or options granted under the RSU Plan and the Management Option Plan, respectively. However, we have not issued options since 2012.

The key features of the LTIs are as follows:

- They are generally provided in the form of RSUs that typically cliff-vest in just under three years from the grant date.
- The Compensation Committee (for the ELT) and the Board (for the CEO) approve a dollar value for the grants of RSUs. They are then converted into units based on the market value of the shares on the date of the grant, determined in accordance with the RSU Plan. See page 113 for details.
- The size of these awards, which are usually determined at the beginning of the fiscal year in respect of the previous year's performance, is based on an executive's performance in the previous year and the executive's future potential, and is compared to market compensation information.
  - The Compensation Committee takes into account grants made in the previous three years and the vesting schedule of such grants when determining new grants and the size of such grants.
  - The Compensation Committee considers the number of unvested LTIs in place when assessing retention risk and as a comparator when granting future LTIs that are based on performance.
- Since February 2014, half the value of the overall LTI award to executives has been in the form of performance-contingent RSUs and half has been in the form of time-vesting RSUs.

Performance-contingent incentives

The performance-contingent RSUs provide for a performance period of three years and cliff-vest at the end of the three-year performance period. Accordingly, for the performance-contingent RSUs granted in February 2020, and awarded in respect of 2019 performance, the three-year performance period is October 1, 2019 to September 30, 2022 for a payout (if warranted) in November 2022.

The two performance metrics are:

- Relative total shareholder return (TSR), weighted at 75 per cent, as compared to the incumbent telecom companies in the MSCI World Telecom Services Index (MSCI Index), over a 36-month period
- Total customer connections (TCC), weighted at 25 per cent and measured annually over three equally weighted years.

Type of LTI	Performance metric	Weighting
Performance-contingent LTI	TCC	12.5%
	Relative TSR	37.5%
Time-vested LTI		50.0%

Relative total shareholder return

The Compensation Committee believes that relative TSR over a three-year period, as compared to the more than 20 incumbent telecoms in the MSCI Index, is an appropriate metric upon which to base the payout of an LTI, as it enhances the alignment of our executives' pay with shareholder interests. It is also consistent with prevalent and/or leading market practices and is a reliable and accurate measurement of our ability to create shareholder value in relation to other public companies, as we acknowledge that telecom investors have a choice as to where they want to invest.

Weighted at 75 per cent of the performance-contingent portion, payouts could range from zero (if TELUS ranks below the 45th percentile) to 200 per cent (if TELUS ranks at or above the 90th percentile). The following chart depicts the payout scale.



Relative TSR payout scale

This performance scale is more challenging than market practice, which typically provides a 50 per cent payout for 25th percentile performance and a 200 per cent payout for 75th percentile performance.

> **Long-term incentives are designed to promote retention and reward the achievement of business objectives in the longer term (three years and beyond) by providing future income that is linked to performance.**

Total customer connections

TCC is an internal, absolute metric that directly supports our top corporate priority to put customers first. This metric measures our ability to organically grow our customer connections, retain our current customers and attract customers from our competitors with outstanding customer service and new products and applications.

The Compensation Committee reviews this metric annually to determine whether the definition remains appropriate. Prior to the grant in respect of 2018, the metric was based on a three-year forecast established at grant. In 2019, we changed our methodology for calculating TCC for our performance-contingent RSUs to more closely align with our robust annual budgeting process and business strategies. Under the new methodology, the metric is based on the average of three one-year targets, with targets established at the beginning of each

one-year period and aligned with the annual corporate scorecard targets. The annual forecasts are based on the Board-approved annual target for total connections, risk-adjusted to reflect competitor activity, and approved by the Compensation Committee.

As previously mentioned, the new methodology was applied to all prior unvested grants for performance periods after 2018. This ensures that 2019 performance has a more meaningful connection to pay, as 2019 targets established at the beginning of 2019 are generally more suitable than 2019 forecasts made in 2018 or earlier. For the grants in respect of 2017 and 2018, performance was locked in based on actual performance to September 30, 2018 against pro-rated performance targets. Performance period weightings were also pro-rated, as outlined in the below table:

	Performance weightings		
TCC performance	**2017 grant**	**2018 grant**	**2019 grant**
Legacy 2017/2018 TCC performance	67%	–	–
Legacy 2018 TCC performance	–	33%	–
2019 TCC target from corporate scorecard	33%	33%	33%
2020 TCC target from corporate scorecard	–	33%	33%
2021 TCC target from corporate scorecard	–	–	33%

Prior to the 2019 performance year, TCC includes residential wireline network access lines (NALs), and wireless, internet and TELUS TV® connections, but excludes business NALs, machine-to-machine, security and health revenue-generating unit (RGU) connections. For performance years beginning in 2019 or thereafter, TCC also captures certain connections from the corporate scorecard net additions index, including connected device connections, and as of 2020, security RGU connections.

While we disclosed the targets for this metric of our performance-contingent LTI program in 2014, we believe that continuing disclosure would enable our competitors to reverse-engineer our year-over-year targets and any changes in this regard, thereby providing insight into our strategic business plans that is not in the best interests of our shareholders and would seriously prejudice our Company in the intensely competitive market in which we operate. Both the Compensation Committee and the Board are confident that this year's customer connections threshold, target and stretch goals are set on a basis that requires significant effort and will be challenging to achieve.

The metric is weighted at 25 per cent of the performance-contingent portion, with payouts ranging from zero to 200 per cent. A minimum level of performance results in a payout of 50 per cent of target. At-target performance results in a payout of 100 per cent of target, and a maximum level of performance results in a payout of 200 per cent of target.

Payout calculation methodology

Upon vesting, the payout for each metric will be calculated using the following formula:

> **Number of share units at vesting (including reinvested dividends)**
> **X**
> **Share price at the time of vesting**
> **X**
> **Performance multiplier for that metric**
>
> **= Payout award**

The following chart illustrates the payout award if an executive is granted an RSU award of $1 million, assuming a share price of $45 at the time of grant and a share price of $50 at vesting. The chart also assumes that the performance multiplier is 100 per cent for each of the two performance metrics. Figures do not include additional RSUs equivalent in value to the dividends paid on the shares, which would enhance the value of the award.

LTI component	Performance element	Grant value	Number of RSUs granted at $45	Vesting value with share price at $50[1]	Performance multiplier	Pre-tax payout value
Time-vested RSUs	Not applicable	$500,000	11,111	11,111 x $50 = $555,550	Not applicable	$555,550
Performance-contingent RSUs	Relative TSR (75% weight)	$375,000	8,333	8,333 x $50 = $416,650	60th percentile ranking = 100% payout	$416,650
	TTC (25% weight)	$125,000	2,778	2,778 x $50 = $138,900	Assume on-target 100% payout	$138,900
Total		$1,000,000				$1,111,100

1 This figure is for the purpose of illustration only and is not a forward-looking statement, target or guidance.

Prior to making any payments with respect to performance-contingent RSUs, the Compensation Committee has discretion to make determinations regarding the performance level achieved and the resulting performance multiplier. In making such determinations, the Compensation Committee or the Board, as applicable, may take into consideration significant external challenges and opportunities faced by the Company that were not contemplated or reasonably expected at the time the RSU grant was approved and may increase or decrease the performance multiplier (subject to a maximum performance multiplier of 200 per cent) to reflect:
- Changes in the composition of companies in the MSCI Index
- Extraordinarily good or poor performance
- External factors affecting the Company's performance, such as significant changes in the telecom regulatory landscape in Canada, and/or

- Other reasons as the Compensation Committee or the Board, as applicable, shall determine at its discretion.

Assessing individual performance with PVAAM

Unlike most organizations, our LTIs are performance-granted – the size of each award is based on the individual executive's current performance and future potential.

PVAAM is the assessment tool used to evaluate each executive's performance in the previous year and their future potential. Executives are assessed under the four categories described in the following table – results achieved, leadership, retention risk and value to strategy – and are awarded a score from one to five in each of the four categories.

PVAAM			
Performance		**Potential**	
Results achieved	Leadership	Retention risk	Value to strategy
The extent to which the executive has achieved results	The extent to which the executive has exhibited leadership skills (through living and championing the TELUS values)	The potential cost and impact of a departure by the executive	The value that the executive brings to achieving TELUS' strategy

In both the **results achieved** and **leadership** categories, performance is ranked out of five as follows: well above average (five), above average (four), average (three), below average (two) and well below average (one).

In the **retention risk** category, retention risk is assessed as: very high (five), high (four), average (three), low (two) and very low (one). An executive is given a score based on the following considerations:
- Opportunities in the internal or external market, or how sought-after the skill set or experience of the executive is in the marketplace relative to his or her peers
- How easily replaceable the skill set or experience of the executive is in the marketplace relative to his or her peers

- How costly it would be to replace the executive relative to his or her peers.

In the **value to strategy** category, an executive is given a score from one to five as a measure of the executive's potential for growth and strategic contribution. A score of five would indicate the executive has a very high value in respect of the realization of the Company's strategy over the years ahead, with scores from four to one, respectively, indicating that the executive's value in respect of the Company realizing its strategy over the years ahead is high, medium, low or very low.

Our LTI awards are differentiated and granted based on performance and future potential, which we deem to be a leading practice and preferable to LTI grants based exclusively on market benchmarks. Our practice provides for performance-based differentiation that reflects corporate and individual performance.

The following factors, relative to the executive's peers, are considered:
- The expertise of the executive in his or her current role or discipline
- The capacity of the executive to take on broader assignments in his or her current role
- The capacity of the executive for promotion
- The ability of the executive to lead or mentor others beyond the expectations of his or her current role
- The ability of the executive to apply strategic thinking beyond the expectations of his or her current role
- The ability of the executive to actively integrate his or her work with other initiatives across the business
- The ability of the executive to apply a level of decision-making beyond the expectations of his or her current role.

The total score received by an executive as a result of these assessments is then used to determine the PVAAM category in which the executive will be placed. The five PVAAM categories are as follows:

PVAAM category	Total score
Crucial resource	18 to 20
Key player	16 to 17
Highly valuable contributor	14 to 15
Solid talent	12 to 13
Build capabilities/ performance manage	Less than 12

The dollar value of any LTI awards paid to executives, including the CEO, will be aligned with our overall compensation philosophy, which is that compensation should be both performance-based and market-based. The following model is used for granting LTIs based on individual performance and potential, and market position relative to total direct compensation (base salary + annual performance bonus + EPSU awards + RSU/option awards).

PVAAM category	Total direct compensation (percentile of comparator group)
Crucial resource	At or about the 75th percentile
Key player	At or about the 60th percentile
Highly valuable contributor	At or about the 50th percentile
Solid talent	Below the 50th percentile
Build capabilities/ performance manage	n/a

For the CEO, RSU grants require Board approval upon the recommendation of the Compensation Committee. For executives other than the CEO, the CEO first recommends to the Compensation Committee the total value of RSUs to be granted to each executive, and the Compensation Committee, after considering the CEO's recommendation, then recommends to the Board the total value of RSUs to be granted in the aggregate to all executives. The Compensation Committee approves individual grants to the ELT.

The aggregate dollar amount for the annual grants of RSUs to non-executive management is approved by the Compensation Committee, but the individual grants are approved by the CEO.

At-risk pay: Other considerations

As described above, our compensation practices are robust and involve the consideration of a number of internal and external performance measures consistent with our pay-for-performance philosophy. The Compensation Committee, however, retains the authority to reduce or supplement compensation determined by our practices in exceptional circumstances.

In assessing performance against the corporate scorecard, the Compensation Committee and the Board exercised discretion to adjust certain of the performance metrics in order to take into account changes in strategy, which occurred mid-year, and matters beyond those considered by the Compensation Committee at the time the performance measures were approved. The result was a 2019 corporate scorecard multiplier of 0.70. For further details, see page 91.

Ranges are established for each performance category and for each position based on market benchmarking. Actual awards can range from zero to an amount that would put the total direct compensation at or near the 75th percentile of the comparator group for an executive who is a crucial resource to the Company.

Benchmarking

Highlights

- We select a Canadian comparator group composed of competitors and companies in other Canadian industries of comparable complexity and size to benchmark compensation ranges and levels
- We also use a U.S.-based comparator group as a secondary reference point
- Benchmarking results are size-adjusted, when required, to the Company's revenues
- The list of companies in the comparator groups is reviewed and updated annually by the Compensation Committee

Selection of comparator group

Each year, the Compensation Committee reviews and selects a comparator group for benchmarking purposes, with input from the executive compensation consultant and management. The comparator group is composed of competitors of TELUS and companies in other Canadian industries of appropriate size compared to that of the Company, with executive positions of similar scope and complexity, and with which TELUS would compete for executive talent in the marketplace. We also aim to include companies with strong financial results and governance practices. To ensure we do not overestimate compensation levels, benchmarking results are size-adjusted, when required, to the Company's revenues using statistical analysis.

Typically, we consider an appropriate range for the size of companies included in our comparator groups to be companies with approximately one-third to three times TELUS' total revenues, depending on the availability of suitable industry comparators. All of the companies in

our 2019 Canadian comparator group selected for benchmarking purposes are within or close to this range in relation to TELUS' annual revenue. Companies included in the 2019 Canadian comparator group had revenues ranging from $4.2 billion to $47.0 billion, with a median of $13.7 billion, compared to TELUS' revenue of $14.2 billion. All revenue amounts are trailing 12-month revenues at the time of the review.

As illustrated in the following graph, TELUS is positioned at the 53rd percentile on trailing 12-month revenues and at the 52nd percentile on market capitalization.



The comparator group selected for 2019 compensation benchmarking is listed in the table below and is identical to the comparator group selected in 2018.

Canadian comparator group used for benchmarking

BCE Inc. (telecommunications services and media)	Ovintiv Inc.[1] (oil and gas exploration and production)
Canadian National Railway Company (railroads)	Quebecor Inc. (telecommunications services and media)
Canadian Tire Corporation, Limited (general merchandise)	Rogers Communications Inc. (telecommunications services and media)
Cenovus Energy Inc. (integrated oil and gas)	Shaw Communications Inc. (telecommunications services)
CGI Group Inc. (IT consulting and systems integration)	Suncor Energy Inc. (integrated oil and gas)
Enbridge Inc. (oil and gas storage and transportation)	TC Energy Corp.[2] (oil and gas storage and transportation)
Finning International Inc. (trading companies and distributors)	Teck Resources Limited (diversified metals and mining)
Loblaw Companies Limited (food retail)	Thomson Reuters Corp. (publishing)
Nutrien Ltd. (fertilizers and agricultural chemicals)	

1 Formerly Encana Corporation.
2 Formerly TransCanada Corporation.

Recognizing the increasing competitiveness of the telecommunications industry and the global talent pool available at the executive level, the Compensation Committee also approved the continued use of a U.S.-based telecommunications comparator group. This group is not directly used for benchmarking, but serves as a source of secondary data in assessing executive compensation against market data.

As previously noted, we typically consider an appropriate range for the size of companies included in our comparator groups to be companies with approximately one-third to three times TELUS' total revenues, depending on the availability of suitable industry comparators. All of the companies included in our 2019 U.S.-based comparator group are within this range, except for Sprint Corp. and T-Mobile US Inc., which had revenues that were slightly higher than the top end of this range. The companies included in the 2019 U.S.-based comparator group had revenues ranging from US$4.0 billion to US$43.9 billion (based on trailing 12-month revenues), with a median of US$12.6 billion. The comparator group for 2019 is listed in the table below and is identical to the comparator group selected in 2018, with the exception of the removal of Windstream Holdings Inc., as it filed for Chapter 11 bankruptcy in February 2019.

U.S.-based comparator group used as secondary reference for benchmarking

CenturyLink Inc.	Qualcomm Inc.
DISH Network Corp	Sprint Corp.
Frontier Communications Corp.	T-Mobile US Inc.
Liberty Global Plc.	Telephone and Data Systems Inc.
Motorola Solutions Inc.	U.S. Cellular Corp.

Benchmarking process

The Compensation Committee reviews and benchmarks TELUS' compensation mix and total proposed compensation for its executives against the data from the Canadian comparator group to ensure we are providing competitive compensation. To obtain a secondary reference point, the Compensation Committee then assesses the proposed compensation against the data from the U.S.-based comparator group.

The Compensation Committee also considers and benchmarks the value of the other elements of an executive's total compensation, such as benefits, retirement programs and perquisites, against the data from the same Canadian comparator group.

Throughout the process, the Compensation Committee engages and receives expert advice from the independent executive compensation consultant, who conducts surveys and provides competitive data and market trends, and the Committee also considers any management recommendations that may be offered. The benchmarking data, along with other relevant factors, such as internal equity and the strategic significance of each role, are used to determine the appropriate mix of benefits and perquisites. In keeping with our pay-for-performance approach, actual compensation is measured against the benchmark data but is driven by an executive's performance.

2019 actual compensation paid to named executive officers

Darren Entwistle
President and CEO



As President and CEO, Darren is responsible for the Company's strategy and leading the development and execution of business and operating plans. He is committed to advancing TELUS' globally recognized culture, further embedding a customers first focus across the organization, and championing TELUS' social purpose. Darren began serving as President and CEO in 2000, which makes him the longest-serving CEO among global incumbent telecom companies.

2019 key results

- Progressed our track record of delivering impressive shareholder returns relative to our global peers. Since the beginning of 2000 through to the end of 2019, TELUS has generated a total shareholder return of 515%, which is number one in the world among incumbent peers. This compared favourably to the return of the S&P/TSX Composite Index at 235% and the MSCI Index at 19% over the same period
- In 2019, the Company achieved strong growth of 1.2 million new subscribers, while achieving our annual revenue and EBITDA growth targets for the ninth consecutive year. In addition, TELUS continued its leadership in customer loyalty, with an industry-leading mobile phone churn rate of 1.08%. On an annual basis, 2019 marked the sixth consecutive year of postpaid churn below 1% – an industry-best achievement
- Returned more than $1.3 billion in dividends in 2019 through four quarterly dividend payments declared to individual shareholders, mutual fund owners, pensioners and institutional investors.

Compensation (as at December 31)

	2019 ($)	2018 ($)	2017 ($)
Base salary	1,375,000	1,375,000	1,375,000
Annual performance bonus			
Cash	727,765	524,190	645,565
One-time EPSUs		145,608[1]	
EPSUs			
Cash (in lieu of EPSUs)	727,765	504,419[2]	645,565
One-time EPSUs		140,116[1,2]	
LTI – RSUs	9,250,000	9,000,000	8,750,000
Total direct compensation	**12,080,530**	**11,689,333**	**11,416,130**
Change from previous year	3.3%	2.4%	(6.7)%

2019 pay mix



- **11%** Base salary
- **6%** Performance bonus
- **6%** EPSUs
- **38.5%** Performance-contingent RSUs
- **38.5%** Time-vested RSUs

Share ownership

Required level	Number of shares held[3]	Share price (Dec. 31, 2019)	Total value	Multiple
7x base salary	187,843	$50.28	$9,444,746	6.9x

1 In connection with the approval of the normalized corporate scorecard multiplier, the Compensation Committee and the Board determined that a portion (approximately 20% for the ELT) of the 2018 annual performance bonus (and Darren's EPSUs that are typically paid out in cash) should be paid out in MPSUs or EPSUs instead of cash to all management team members.
2 Relative to the annual performance bonus, the value of the EPSU award was reduced proportionately to the Company's share price decline during the 2018 performance year, as per the terms of the PSU Plan.
3 As at year-end, Darren's holdings are 6.9x salary, just short of his 7.0x guideline. Darren has committed to meeting the 7.0x target by the end of 2020.

Doug French
EVP and CFO

Doug has 30 years of financial management experience and is a skilled and trusted advisor to the TELUS leadership team. With 20 years in the industry, he has the most national carrier experience of all Canadian telecommunications CFOs. Doug leads a team that includes Financial Reporting and Analysis, Finance Operations, Treasury, Investor Relations, Risk Management, Revenue Assurance, Taxation, Pension Investment Management, Corporate Affairs, Corporate Development, Ventures, Legal Services, Real Estate and Sustainability. Doug joined TELUS' predecessor company Clearnet Communications Inc. in 1996.



2019 key results

- Helped fuel TELUS' financial growth by driving an increase in consolidated operating revenues of $290 million through operating efficiencies. Excluding the effect of the non-recurring third quarter 2018 equity income related to real estate joint ventures arising from the sale of TELUS Garden, consolidated operating revenues increased by $461 million in 2019
- Completed four debt offerings of $1 billion, US$500 million, $800 million and $1 billion, respectively. These offerings lowered our weighted average cost of long-term debt from 4.18% to 3.94% and extended our average term to maturity from 12.2 years to 12.8 years, providing TELUS with additional flexibility to manage and grow our business
- Through our capital markets strategy, supported strong performance in terms of TELUS' share price, which finished the year higher by 11%, or over 16% when incorporating reinvested dividends. 2019 marks the eighth year in the past 10 that TELUS has delivered double-digit share price gains and our shareholders received a total of $2.2525 per share in declared dividends in the year, an increase of 7.3% over 2018.

Compensation (as at December 31)

	2019 ($)	2018 ($)	2017 ($)
Base salary	618,750	600,000	590,179
Annual performance bonus			
Cash	234,348	154,610	193,585
One-time EPSUs		43,947[1]	
EPSUs	234,348	198,557[2]	193,585
LTI – RSUs	2,400,000	2,200,000	2,150,000
Total direct compensation	**3,487,446**	**3,197,114**	**3,127,349**
Change from previous year	9.1%	2.2%	11%

2019 pay mix



- **18%** Base salary
- **7%** Performance bonus
- **7%** EPSUs
- **34%** Performance-contingent RSUs
- **34%** Time-vested RSUs

82% at risk

Share ownership

Required level	Number of shares held[3]	Share price (Dec. 31, 2019)	Total value	Multiple
3x base salary	34,226	$50.28	$1,720,883	2.8x

1 In connection with the approval of the normalized corporate scorecard multiplier, the Compensation Committee and the Board determined that a portion (approximately 20% for the ELT) of the 2018 annual performance bonus should be paid out in MPSUs or EPSUs instead of cash to all management team members.

2 The number of EPSUs was calibrated based on the January 1, 2018 share price of $47.99 (i.e. the higher of the weighted average price of the shares on the TSX for the 15 trading days preceding either January 1 or December 31 of the immediately preceding fiscal year) and was granted on August 15, 2019.

3 Doug has until February 2022 to reach the share ownership target.

Eros Spadotto
EVP, Technology Strategy and Business Transformation

Eros has responsibility for TELUS' integrated network, information technologies and services strategy, with the objective to deliver transformational experiences and superior reliability for our customers. Eros has end-to-end accountability for our wireless and fixed broadband technologies, network spectrum strategy, application and service development, architecture, network and systems assurance, and supply chain management, while also leading our privacy, identity and security road maps and governance. Eros brings his passion for innovation and deep knowledge of the industry to this role to forecast local and global technology trends and drive industry-leading digital solutions for Canadians. Eros has been in senior leadership positions in the Canadian wireless industry for 22 years. During this time, he has provided vision, direction and thought leadership to a number of teams at the forefront of innovation. Eros joined predecessor company Clearnet Communications Inc. in 1995.



2019 key results

- Earned top marks for the third consecutive year for our 4G LTE and LTE-advanced wireless network from third-party organizations, including Opensignal, J.D. Power, Ookla and PCMag, and from Tutela for the first time
- Evolved our TELUS PureFibre® and high-speed internet access technologies, earning recognition for offering the fastest internet speed in Western Canada, the best gaming internet service provider nationally, and delivering a superior customer experience with our new Wireless Hub + Boost WiFi, Pik TV® for Apple devices and upgrades to our Optik TV services
- Established the TELUS Cyber Defense Centre, bringing together monitoring, threat detection, reporting and incident response to serve as a hub for cybersecurity activities that protect TELUS and our customers.

Compensation (as at December 31)

	2019 ($)	2018 ($)	2017 ($)
Base salary	625,000	607,292	600,000
Annual performance bonus			
Cash	227,726	158,846	204,395
One-time EPSUs		45,006[1]	
EPSUs	227,726	203,852[2]	204,395
LTI – RSUs	2,000,000	2,000,000	2,250,000
Total direct compensation	**3,080,452**	**3,014,996**	**3,258,790**
Change from previous year	2%	(7)%	8%

2019 pay mix



- **20%** Base salary
- **7%** Performance bonus
- **7%** EPSUs
- **33%** Performance-contingent RSUs
- **33%** Time-vested RSUs

80% at risk

Share ownership

Required level	Number of shares held	Share price (Dec. 31, 2019)	Total value	Multiple
3x base salary	75,020	$50.28	$3,772,006	6.0x

1 In connection with the approval of the normalized corporate scorecard multiplier, the Compensation Committee and the Board determined that a portion (approximately 20% for the ELT) of the 2018 annual performance bonus should be paid out in MPSUs or EPSUs instead of cash to all management team members.

2 The number of EPSUs was calibrated based on the January 1, 2018 share price of $47.99 (i.e. the higher of the weighted average price of the shares on the TSX for the 15 trading days preceding either January 1 or December 31 of the immediately preceding fiscal year) and was granted on August 15, 2019.

Tony Geheran
EVP and Chief Customer Officer

Tony leads Customer Service Excellence (CSE), a team dedicated to creating a friendlier future by enriching Canadians' lives through the power of technology and elevating the customer service experience. CSE team members look after all aspects of the customer service journey for Mobility and Home Solutions, as well as the deployment of TELUS' PureFibre network and digital strategy. The CSE team's responsibilities include contact centre operations, installation and assurance of home services, digital solutions, wireline network operations, and much more. Tony joined TELUS in 2001.



2019 key results

- Continued to lead our customers first priority by dramatically improving both Mobility and Home Solutions call centre wait times through strategic investment, resulting in a 50% year-over-year reduction in abandoned calls
- Increased our TELUS PureFibre footprint, adding 336,000 premises and bringing the overall number of homes and businesses with access to TELUS PureFibre to 2.2 million across 129 communities in B.C., Alberta and Quebec
- Drove the use of conversational artificial intelligence appointment reminders, outage dispatch prevention and proactive remediation of service challenges to avoid over 73,000 dispatches and save 26,000 hours of technician effort.

Compensation (as at December 31)

	2019 ($)	2018 ($)	2017 ($)
Base salary	575,000	502,446	440,000
Annual performance bonus			
Cash	234,318	128,420	153,600
One-time EPSUs		36,330[1]	
EPSUs	234,318	164,750[2]	153,600
LTI – RSUs	2,400,000	2,200,000	1,800,000
Total direct compensation	**3,443,636**	**3,031,946**	**2,547,200**
Change from previous year	15%	19%	3%

2019 pay mix



83% at risk

- **17%** Base salary
- **7%** Performance bonus
- **7%** EPSUs
- **34.5%** Performance-contingent RSUs
- **34.5%** Time-vested RSUs

Share ownership

Required level	Number of shares held	Share price (Dec. 31, 2019)	Total value	Multiple
3x base salary	70,911	$50.28	$3,565,405	6.2x

1 In connection with the approval of the normalized corporate scorecard multiplier, the Compensation Committee and the Board determined that a portion (approximately 20% for the ELT) of the 2018 annual performance bonus should be paid out in MPSUs or EPSUs instead of cash to all management team members.

2 The number of EPSUs was calibrated based on the January 1, 2018 share price of $47.99 (i.e. the higher of the weighted average price of the shares on the TSX for the 15 trading days preceding either January 1 or December 31 of the immediately preceding fiscal year) and was granted on August 15, 2019.

François Gratton
EVP, Group President and Chair, TELUS Québec

François leads a diverse portfolio of growth-oriented business units: TELUS Enterprise Solutions, TELUS Partner Solutions, TELUS Internet of Things (IoT), TELUS Health, TELUS Agriculture and TELUS Québec. Through everyday innovation, these teams are delivering on TELUS' social purpose and enabling better human outcomes in our digital society, notably through the delivery of unmatched entertainment, internet and IT solutions, as well as world-class network and mobility solutions that are faster, more secure and more reliable than ever. François joined predecessor company Emergis in 2002.



2019 key results

- Contributed to the advancement of TELUS Business Solutions' strategy through organic growth, partnerships and, more specifically, a number of acquisitions to position it as a next-generation provider of unified communications and software-defined network solutions, and as a market leader
- Drove improvements in IoT by significantly increasing loading, expanding channel coverage and gaining market share by winning a majority of available net adds. Our IoT team developed new, fast-growing verticals, such as intelligent transportation and intelligent mobility, through corporate development, acquisition and investment activities
- Signed the largest SD-WAN deployment in Canada and the largest mobility corporate deal of the year. We also advanced our brand positioning and reputation in Quebec, maintaining our five-year leadership position in likelihood to recommend, and executing the historical deployment of high-speed internet and mobility in the Lower North Shore, which connected 14 previously isolated communities, in alignment with our social purpose.

Compensation (as at December 31)

	2019 ($)	2018 ($)	2017 ($)
Base salary	556,250	500,000	500,000
Annual performance bonus			
Cash	206,677	127,076	164,005
One-time EPSUs		36,182[1]	
EPSUs	206,677	163,258[2]	164,005
LTI – RSUs	2,000,000	1,800,000	1,800,000
Total direct compensation	**2,969,604**	**2,626,516**	**2,628,010**
Change from previous year	13%	0%	8%

2019 pay mix



81% at risk

- 19% Base salary
- 7% Performance bonus
- 7% EPSUs
- 33.5% Performance-contingent RSUs
- 33.5% Time-vested RSUs

Share ownership

Required level	Number of shares held	Share price (Dec. 31, 2019)	Total value	Multiple
3x base salary	43,159	$50.28	$2,170,035	3.8x

1 In connection with the approval of the normalized corporate scorecard multiplier, the Compensation Committee and the Board determined that a portion (approximately 20% for the ELT) of the 2018 annual performance bonus should be paid out in MPSUs or EPSUs instead of cash to all management team members.

2 The number of EPSUs was calibrated based on the January 1, 2018 share price of $47.99 (i.e. the higher of the weighted average price of the shares on the TSX for the 15 trading days preceding either January 1 or December 31 of the immediately preceding fiscal year) and was granted on August 15, 2019.

Josh Blair
Former EVP, Group President and Chief Corporate Officer (current Chair of TELUS International)



In his Group President and Chief Corporate Officer capacity, Josh led TELUS Health, TELUS Agriculture, TELUS Ventures, co-led TELUS Business Solutions, and served as the Chair of the Board for TELUS International. At the end of 2019, Josh stepped down from his executive role at TELUS while agreeing to serve on a continuing basis as the Chair of the Board for TELUS International. Josh joined predecessor company BC TEL in 1995.

2019 key results

- TELUS International realized strong double-digit revenue growth on a year-over-year basis, with total annual revenue surpassing $1.3 billion (including revenue from TELUS), driven by successes such as winning new customers and expanding service offerings to existing marquee brand clients

- TELUS Health delivered double-digit health solutions revenue growth on a year-over-year basis, with TELUS' health vertical revenue (health solutions and telecom services) close to surpassing $800 million, driven by organic and acquisition-based expansion

- TELUS Business Solutions achieved revenue and EBITDA growth on a consolidated basis, driven by strong wireless results and improving wireline financial results.

Compensation (as at December 31)

	2019 ($)	2018 ($)	2017 ($)
Base salary	650,000	650,000	650,000
Annual performance bonus			
Cash	492,368[1]	165,199	213,207
One-time EPSUs		47,036[2]	
EPSUs	0	212,235[3]	213,207
LTI – RSUs	0[4]	2,200,000	2,300,000
Total direct compensation	**1,142,368**	**3,274,470**	**3,376,414**
Change from previous year	(65)%	(3)%	(27)%

2019 pay mix[4]



- **57%** Base salary
- **43%** Performance bonus

Share ownership

Required level	Number of shares held	Share price (Dec. 31, 2019)	Total value	Multiple
3x base salary	195,134	$50.28	$9,811,338	15.1x

1 Annual performance bonus paid entirely in cash.

2 In connection with the approval of the normalized corporate scorecard multiplier, the Compensation Committee and the Board determined that a portion (approximately 20% for the ELT) of the 2018 annual performance bonus should be paid out in MPSUs or EPSUs instead of cash to all management team members.

3 The number of EPSUs was calibrated based on the January 1, 2018 share price of $47.99 (i.e. the higher of the weighted average price of the shares on the TSX for the 15 trading days preceding either January 1 or December 31 of the immediately preceding fiscal year) and was granted on August 15, 2019.

4 Josh's 2019 grant for 2018 performance was reported in our 2019 information circular, and is included as a 2018 grant, consistent with our practice. Josh resigned as EVP, Group President and Chief Corporate Officer on December 31, 2019 and did not receive an LTI grant with respect to 2019 performance.

2019 actual compensation mix (percentage of total direct compensation)

Compensation element	Provided as	CEO[1]		Other NEOs[2]	
		Target	2019 actual	Target	2019 actual
Base salary (fixed)	Cash	15%	11%	25%	19%
Performance bonus (at risk)	Cash	9%	6%	12.5%	7%
Medium-term incentive (at risk)	EPSUs	9%	6%	12.5%	7%
Long-term incentive (at risk)	RSUs	67%	77%	50%	67%

1 Darren was awarded a portion of his EPSUs in cash in light of his significant shareholdings.
2 Josh left the ELT on December 31, 2019 and did not receive an LTI grant with respect to 2019 performance. On that basis, Josh is excluded from the percentages above.

2019 base salary compensation

The annual base salaries at year-end for the NEOs were as follows:

Name	2019 base salary ($)	2018 base salary ($)	% change
Darren Entwistle[1]	1,375,000	1,375,000	0
Doug French	625,000	600,000	4
Eros Spadotto	625,000	625,000	0
Tony Geheran	575,000	575,000	0
François Gratton	575,000	500,000	15[2]
Josh Blair	650,000	650,000	0

1 Darren's salary remains unchanged since 2012.
2 Salary increase was in relation to François' expanded role in 2019.

The year 2019 represents the first time since 2016 that the CEO and ELT were eligible for a salary increase. For 2017 and 2018, CEO and ELT base salaries were frozen, as was the case for the salaries of all TELUS team members. Unlike other TELUS team members, the CEO and ELT did not receive any one-time payments in connection with such salary freezes. The last increase to the CEO's salary was in 2012.

For more details, see the *Summary compensation table* on page 99. Overall, the base salaries paid to the CEO and ELT were within a competitive range of the 50th percentile of the selected comparator group.

2019 actual at-risk compensation

2019 corporate performance metrics and results

The following chart describes the corporate performance metrics and results included in the 2019 corporate scorecard.

2019 saw changes to the profitable growth and efficiency metrics, with the removal of the prior three metrics (top line revenue growth, simple cash flow and earnings per share) and the incorporation of the network revenue performance index, strategic revenue growth index and Adjusted EBITDA. These new metrics provide enhanced pay-for-performance alignment, as team members have a greater ability to influence results. The new metrics also better capture our evolving operations and strategies.

To drive continued levels of high performance, TELUS sets ambitious targets. As a result, metrics are typically made more challenging each year, with corporate scorecard thresholds (resulting in 50 per cent of the target payout) generally set to exceed the previous year's actual results. Furthermore, we test new scorecard targets against the previous year's results to ensure there is a substantial year-over-year improvement in productivity. When the 2019 targets were applied to the 2018 corporate scorecard for stress-test purposes, the multiplier was 1.23x, whereas the 2018 corporate scorecard multiplier was 0.70x, clearly indicating that the 2019 targets represented a significant year-over-year increase of 76 per cent in targeted performance in comparison to the 2018 results.

| Objectives | Metrics | 2019 corporate objectives | | | | 2019 results | |
		Weight	Threshold (0.5x)	Target (1.0x)	Stretch (2.0x)	Actual	Multiplier
TELUS team (10%)	Engagement	10%	86%	88%	91%	84%	0.00
Customers first (50%)	Net client addition index[1]	15%	0.50	1.00	2.00	1.00	0.15
	Client churn index[1]	7%	0.50	1.00	2.00	0.67	0.05
	Customer satisfaction index[1]	20%	0.50	1.00	2.00	0.34	0.07
	Corporate sustainability index[1]	3%	0.50	1.00	2.00	1.49	0.04
	Digital adoption index[1]	5%	0.50	1.00	2.00	0.70	0.03
Profitable growth and efficiency (40%)	Network revenue performance index[1]	15%	0.50	1.00	2.00	1.18	0.18
	Strategic revenue growth index[1]	10%	0.50	1.00	2.00	0.57	0.06
	Adjusted EBITDA ($ millions)[2,3]	15%	$5,715	$5,785	$5,855	$5,718	0.08
Multiplier							**0.66**
Adjusted multiplier							**0.70**

1 Internally developed indices representing a composite of various benchmarks and standards. The net client additions index measures our ability to attract and retain customers; the client churn index measures churn rates and line losses of our wireline segments; the customer satisfaction index provides survey results per customer segment, and measures service indicators such as minutes of outages, video quality, security measures, and systems quality and availability measurement metrics; the corporate sustainability index measures TELUS' commitment to the community, our brand perception, and green metrics measuring our programs on greenhouse gas emissions; the digital adoption index measures digital adoption and customer effort reduction; the network revenue performance index measures the competitiveness and performance of our wireless network segment; and the strategic revenue growth index measures our growth and performance of emerging businesses. These internally developed indices are competitively sensitive and are not disclosed in detail.

2 Adjusted EBITDA is a non-GAAP measure and does not have a standardized meaning under IFRS-IASB. We have issued guidance on and report EBITDA because it is a key metric used to evaluate performance at a consolidated level and the contribution of our two segments. Adjusted EBITDA excludes items of an unusual nature that do not reflect our ongoing operations. For definition and explanation, see Section 11.1 Non-GAAP and other financial measures in Management's discussion and analysis in the TELUS 2019 annual report. For the purposes of the corporate scorecard payout, Adjusted EBITDA is also normalized by excluding real estate gains and various other non-controllable items.

3 For the purposes of the scorecard payout, Adjusted EBITDA was normalized to remove the impact of certain one-time factors. As a result, Adjusted EBITDA was adjusted from $5,693 million to $5,718 million.

Achieving performance at target would result in an overall multiplier of 1.0 on the corporate scorecard. The normalized 2019 multiplier was 0.66, as indicated in the table above. This score reflected collective achievements in delivering positive results across our net client additions, network revenue performance and sustainability targets. However, actual results reflected a number of factors, including below target performance in respect of customer satisfaction and systems availability.

In an effort to recognize our team's significant contributions in a challenging year, the Compensation Committee and the Board approved an increase to the corporate scorecard multiplier, resulting in an adjusted multiplier of 0.70. In making this adjustment, they considered our overall engagement score (which remains in the top 10 per cent of all employers globally), our strong performance relative to our peers (particularly as it relates to TCC), and our elevating performance across emerging lines of business. The Compensation Committee and the Board wished to balance the interests of the Company and its shareholders and also acknowledge the hard work and efforts of our team members.

It should be noted that if a result within an index is below threshold, the principle of not paying for a result below threshold is applied at the individual metric level within the index and not at the index level (which is a composite result). An individual metric contained within the index may not be disclosed due to the competitive nature of the metric and the harm its disclosure may cause to TELUS.

The Compensation Committee decided it was appropriate to exclude negative and positive impacts of some events that could not have been anticipated when setting the targets or that resulted from in-year strategic decisions of senior management to achieve long-term benefits. Thus, certain results were normalized, as indicated above.

The underlying metrics that comprise the internally developed index metrics are largely operational in nature, and therefore highly competitively sensitive. In our view, detailed disclosure of these metrics would seriously prejudice our Company in the intensively competitive market in which we operate, as they contain information that would be valuable to our competitors regarding the Company's 2019 and future financial, marketing and operating plans. We are relying on an exemption available under applicable securities laws from the requirement to disclose these metrics on the basis that their disclosure would seriously prejudice the Company's interests. It should be stressed that these metrics represent only 7.2 per cent of the CEO's 2019 total direct compensation and an average of 7.3 per cent of ELT total direct compensation.

TELUS has had a practice in place since 2009 whereby the chairs of the Audit Committee and Compensation Committee review the results on the corporate scorecard in advance of their respective quarterly meetings and facilitate a line-by-line reconciliation of the corporate scorecard metrics and results with the quarterly financial results. Any proposed adjustments to the corporate scorecard results for payout purposes are subject to this review. In approving the adjustments to the corporate scorecard results, the Compensation Committee followed an approach that reflected a reasonable assessment of the performance for 2019 and was balanced and fair to the employees, as the corporate scorecard results drive the annual performance bonus of all employees participating in the program.

At-risk pay – Darren Entwistle, President and CEO

Individual performance

Eighty per cent of Darren's bonus and EPSU award is based on the corporate scorecard. In 2019, we are no longer basing Darren's at-risk pay on PPOs. As a result, the remaining 20 per cent is now based on the evaluation by the Compensation Committee and the Board of his personal performance, which is based on:

- An assessment of his leadership contributions
- The Company's objectives and results achieved
- Other strategic considerations.

See page 77 for details regarding the process followed by the Compensation Committee to obtain input from each Board member on Darren's performance.

2019 payout

The Compensation Committee and the Board, when assessing Darren's personal performance in 2019, considered, in addition to the corporate results, his vision, performance against TELUS' leadership values, direction taken and decisiveness in:

- Putting our communities first through the launch of a $500,000 TELUS Social Innovation Fund for Indigenous Communities in Canada and expanding the reach and support of our Connecting for Good initiatives, which ensure marginalized citizens and youth have access to technology, health and educational opportunities
- Focusing on customer service excellence as demonstrated by our industry-low mobile phone churn and results presented in the annual Commission for Complaints for Telecom-television Services report

- Building on TELUS' strategy and commitment to leverage our world-leading wireless and TELUS PureFibre network to drive our security business through the acquisition of ADT Canada
- Implementing and accelerating capital programs for the ongoing expansion of our TELUS PureFibre network and our continued evolution to 5G
- Responding effectively to the highly competitive landscape and delivering strong results in 2019 driven by both our wireless and wireline businesses:
  - Driving wireless leadership including many industry-leading operating results, such as our postpaid churn rate
  - Realizing strong wireline revenue growth driven by our diverse portfolio of data services solutions
- Delivering on our multi-year dividend growth model by returning more than $1.3 billion to our shareholders in 2019.

These achievements will underpin the Company's performance in 2020 and beyond.

Darren's annual performance bonus and EPSU award were each determined based on corporate performance against targets, taking into account his highly effective leadership. Applying the formula outlined on pages 75 and 77, this resulted in an annual performance bonus and EPSU award of $727,765 each, equal to 53 per cent of his base salary, in each instance against a target of 60 per cent. The value of the EPSU award was calculated using the following formula: the dollar value of the annual performance bonus divided by the higher of the volume-weighted average share price for the 15 trading days preceding the beginning of the year ($46.18) or at year-end ($50.38), multiplied by the share price at year-end ($50.38). See page 77 for details.

	Corporate scorecard multiplier (80% wt)	Individual performance multiplier (20% wt)	Bonus award as % of base salary	EPSU award (paid in cash) as % of base salary
CEO – At-target performance	1.00	1.00	60%	60%
CEO – Actual 2019 performance results	0.70	1.80	53%	53%

The Compensation Committee recommended that the Board approve an all-cash payment in lieu of the EPSU award to Darren, and accordingly, no EPSUs were granted to him. The Board, upon the recommendation of the Compensation Committee, awarded to Darren a total cash payment of $1,455,530 (comprising his annual performance bonus and cash in lieu of the usual EPSU grant).

His aggregate annual performance bonus and EPSU award increased from 2018 by 11 per cent, as a result of a larger bonus pool in 2019. Using PVAAM, the Board rated Darren's individual performance and potential within the top two categories – key player/crucial resource (PVAAM score of between 16 and 20). Given the corporate performance in 2019 and Darren's exceptional leadership, as described above, the Board awarded Darren LTIs totalling $9.25 million, of which 50 per

cent were three-year time-vesting RSUs and 50 per cent were performance-contingent RSUs, subject to the performance criteria outlined on page 78. The 2019 annual LTI grant was $250,000 higher than the amount he was awarded last year.

In addition, the Compensation Committee compared Darren's compensation to that of the next highest paid NEO, and determined that it was not more than four times higher. The Compensation Committee believes that this ratio addresses the reasonableness of CEO pay and the general structure of our compensation program as a whole, and sets an appropriate level of pay for the next highest paid NEO. This ratio also aligns with our succession planning, as it helps ensure that a successor with sufficient scope and breadth of role and leadership acumen would be within the succession planning horizon.

At-risk pay – Doug French, Eros Spadotto, Tony Geheran, François Gratton and Josh Blair

Business unit and individual performance

As indicated previously, 70 per cent of an ELT member's bonus and EPSU award is based on the corporate scorecard, while the combination of business unit scorecard and individual performance comprise the remaining 30 per cent.

Each business unit scorecard includes an extensive set of metrics aimed at capturing all of the business unit's significant objectives. While the metrics vary greatly from one business unit to the next, they all support the overall corporate objectives, as demonstrated by the adoption of the same performance areas as the corporate scorecard: TELUS team, customers first, and profitable growth and efficiency. The table below outlines some of the key metrics by performance area for each ELT member.

As mentioned, business unit scorecards were established in 2019. These scorecards apply to all team members based on their respective business unit and as such, they drive the achievement of key division-wide goals. The inclusion of business unit scorecards also aligns with our pay-for-performance philosophy by ensuring a portion of bonus payouts are tied to the performance of an individual's business unit.

The targets for the specific business unit performance metrics are generally set so they are more challenging each year, in order to promote continuous stretch and performance improvement year over year. As a general principle, the threshold target for any metric (yielding a 0.5x multiplier) must exceed the actual result on that metric in the previous year. The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board.

		Business unit performance							**Individual performance**
		TELUS team		**Customers first**		**Profitable growth and efficiency**			
Name	**Business unit**	**Wt.**	**Key metrics**	**Wt.**	**Key metrics**	**Wt.**	**Key metrics**		
Doug French	Corporate Affairs and Finance	15%	• Engagement • Enabling work • Team development	40%	• Value realization index[1] • Real estate effectiveness • Trusted business partner	45%	• Enabling partnerships • Revenue, EBITDA, free cash flow • Acquisition integration effectiveness		CEO and Compensation Committee assessment of: • Leadership contributions • Objectives and results achieved • Other strategic considerations
Eros Spadotto	Technology Strategy & Business Transformation	10%	• Engagement • Work improvements	60%	• Innovation index • Wireless leadership index[1]	30%	• Capital effectiveness index[1] • Income contribution • Supply chain index[1]		
Tony Geheran	Customer Service Excellence	10%	• Pulsecheck index[1]	45%	• Average speed of answer • Service level index[1] • Customer survey quality index[1]	45%	• PureFibre index[1] • Cost to serve • Churn index[1]		
François Gratton[2]	Business Solutions, TELUS Québec, Partner Solutions, IoT	10%	• Engagement • Enabling work	40 to 50%	• Net client additions • Adoption	40 to 50%	• Revenue • EBITDA		
Josh Blair[2]	TELUS Health Payment Solutions, Business Solutions, TELUS International	10%	• Engagement • Enabling work	40 to 50%	• Adoption • Solution delivery and implementation • Quality of service index[1]	40 to 50%	• Revenue • EBITDA • Free cash flow		

1 Internally developed indices representing a composite of various benchmarks and standards, measuring our targeted areas of performance. These indices are competitively sensitive and are not disclosed in detail.

2 François and Josh are evaluated against multiple business unit scorecards. As a result, their customers first and profitable growth and efficiency category weightings reflect the range of weightings across their various scorecards.

Once business unit performance is assessed, the CEO and Compensation Committee evaluate each ELT member's individual performance, which is based on:

- The Company's objectives and results achieved
- An assessment of his or her leadership contributions
- Other strategic considerations.

The CEO and Compensation Committee use this evaluation to adjust the business unit result up or down to arrive at an overall business unit / individual performance payout.

2019 payouts

Each executive's annual performance bonus and EPSU award were determined by applying the formulas outlined on pages 75 and 77.

Based on corporate performance against targets, as measured by the corporate scorecard, and effective personal performance and leadership, the Compensation Committee approved annual performance bonuses and EPSU awards as outlined below. The average annual performance bonus for the ELT was 38 per cent of their base salaries, compared to at-target performance of 50 per cent.

Using PVAAM, the CEO, with the approval of the Compensation Committee, rated each ELT member's individual performance and potential. As a result, the Compensation Committee awarded LTIs (based on performance) that ranged from $2.0 million to $2.4 million, of which 50 per cent were three-year time-vesting RSUs and 50 per cent were performance-contingent RSUs, subject to the performance criteria outlined on page 78. This resulted in the compensation set out below.

	Doug French EVP and CFO	Eros Spadotto EVP, Technology Strategy and Business Transformation	Tony Geheran EVP and Chief Customer Officer	François Gratton EVP, Group President and Chair, TELUS Québec	Josh Blair[1] Former EVP, Group President and Chief Corporate Officer (current Chair of TELUS International)
Corporate performance (weighting)	70%	70%	70%	70%	70%
Corporate performance multiplier	0.70	0.70	0.70	0.70	0.70
Business unit/individual performance (weighting)	30%	30%	30%	30%	30%
Business unit/individual performance multiplier	1.00	0.90	1.20	0.95	1.00
Performance bonus award	$234,348	$227,726	$234,318	$206,677	$492,368[2]
As a percentage of base salary (target)	50%	50%	50%	50%	100%[2]
As a percentage of base salary (actual)	38%	36%	41%	37%	76%[2]
Executive performance share units award	$234,348	$227,726	$234,318	$206,677	n/a
As a percentage of base salary (target)	50%	50%	50%	50%	n/a
As a percentage of base salary (actual)	38%	36%	41%	37%	n/a
Performance (PVAAM rating)	Within top two categories	Within top two categories	Within top two categories	Within top two categories	n/a
Long-term incentives[3]	$2,400,000	$2,000,000	$2,400,000	$2,000,000	n/a
Percentage of total direct compensation related to internally developed indices in the corporate scorecard[4]	7.1%	7.8%	7.1%	7.3%	22.6%

1 Josh's 2019 grant for 2018 performance was reported in our 2019 information circular, consistent with our practice. Josh resigned as EVP, Group President and Chief Corporate Officer on December 31, 2019 and did not receive an LTI grant with respect to 2019 performance.
2 Annual performance bonus paid entirely in cash.
3 Fifty per cent of these awards were in time-vesting RSUs and 50 per cent were in performance-contingent RSUs.
4 Internally developed indices reflect 75 per cent of the corporate scorecard.

Performance graph and NEO compensation

The graph below compares our share performance to our performance peer group (MSCI Index), the Canadian stock market (S&P/TSX Composite Index) and total compensation awarded to our CEO and NEOs for the past five years ending December 31, 2019. The MSCI Index is composed of securities classified in the telecommunications sector as per the Global Industry Classification Standard (GICS) across 23 developed market countries.

For comparison purposes, we have assumed:
- $100 initial investment in TELUS shares and market indexes at December 31, 2014, with dividends reinvested over the period
- The MSCI Index performance reflects local currency return
- TELUS CEO and NEO total compensation reflects values in the *Summary compensation table*.

From 2014 to 2019, TELUS' total shareholder return was **49%** while the S&P/TSX Composite Index was **36%** and the MSCI Index was **37%.** Over that same period, TELUS' CEO compensation rose by **35%**[1].



	2014	2015	2016	2017	2018	2019
TELUS shares	$100	$95	$111	$129	$128	$149
S&P/TSX Composite Index	$100	$92	$111	$121	$110	$136
MSCI Index	$100	$104	$111	$118	$107	$137
CEO total direct compensation	$8,963,034	$12,102,078	$12,231,966	$11,416,130	$11,689,333	$12,080,530
NEO total direct compensation[2]	$25,206,650	$23,328,476	$25,697,937	$26,387,473	$22,160,438	$25,061,668

1   Darren's salary has remained unchanged since 2012 and his total direct compensation has remained relatively flat since 2015. For six consecutive years, from 2010 to 2015 inclusive, Darren chose to receive payment of his base salary net of taxes and withholdings in TELUS shares.
2   Includes the CEO, the CFO and the next three highest paid NEOs as disclosed in each year's information circular.

As shown in the graphs above and on page 96, TELUS shares have strongly outperformed the MSCI Index and the S&P/TSX Composite Index:
- The **five-year** TELUS total shareholder return since December 31, 2014 was 49 per cent, in contrast to the MSCI Index at 37 per cent and the S&P/TSX Composite Index at 36 per cent, while CEO total direct compensation increased by 35 per cent, and top five NEO total direct compensation decreased by one per cent over the same period. The decrease in NEO compensation was partly due to the fact that different individuals with varying portfolios and degrees of responsibility have been considered NEOs during the five-year period.

- During the **10-year** period, TELUS total shareholder return was 351 per cent, in contrast to the MSCI Index at 120 per cent and the S&P/TSX Composite Index at 95 per cent, while CEO total direct compensation increased by 96 per cent.
- TELUS' favourable performance continued to be reflected over the **15-year** period. During this period, TELUS total shareholder return was 406 per cent, in contrast to the MSCI Index at 153 per cent and the S&P/TSX Composite Index at 181 per cent, while CEO total direct compensation increased by 138 per cent. Within this period, between 2010 and 2015 inclusive, Darren chose to receive payment of his base salary net of taxes and withholdings in TELUS shares.

The following graphs compare the yearly change in the cumulative total shareholder return on TELUS shares to the cumulative total return for the S&P/TSX Composite Index. The graphs show changes over the past 10 and 15 years, assuming an investment of $100 on December 31, 2009 and 2004 and the reinvestment of dividends. We have adjusted for the two-for-one split of TELUS shares that took effect on April 16, 2013.

Ten-year performance graph



	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
TELUS shares	$100	$140	$185	$218	$254	$302	$287	$336	$391	$388	$451
S&P/TSX Composite Index	$100	$118	$107	$115	$130	$144	$132	$159	$174	$159	$195
MSCI Index	$100	$111	$114	$122	$162	$160	$166	$177	$189	$172	$220

Fifteen-year performance graph



	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
TELUS shares	$100	$135	$154	$147	$115	$112	$157	$207	$244	$284	$338	$322	$376	$437	$435	$506
S&P/TSX Composite Index	$100	$124	$145	$160	$107	$144	$170	$155	$166	$188	$207	$190	$230	$251	$229	$281
MSC Index	$100	$91	$121	$148	$100	$115	$128	$131	$141	$186	$184	$191	$204	$218	$198	$253

Clawback policy

Since January 1, 2013, the Company has had a clawback policy that allows it to recover or cancel certain incentives or deferred compensation to executive officers in circumstances where:

1. There has been a material misrepresentation or material error resulting in the restatement of the Company's financial statements
2. An executive would have received less incentive compensation based on the restated financials, and
3. The executive's misconduct (such as an act of fraud, dishonesty or wilful negligence or material non-compliance with legal requirements) contributed to the obligation to restate the financial statements.

In the circumstances described above, the Board may cancel, or require the executive to repay to the Company, all or part of the following compensation paid or awarded to the executive in respect of the financial year for which restated financial statements are required:

- The annual performance bonus
- Unvested options, RSUs and EPSUs
- Vested but unexercised options
- Any monetary payments and shares received from the exercise of options or redemption of EPSUs and RSUs.

The Board may seek recoupment if the restatement of the financial statement(s) occurs within 36 months of the original date the audited financial statements were filed with the requisite provincial securities commissions.

Of note, the Company has not had to claw back any compensation pursuant to this policy since it was put in place and did not previously encounter a situation in which a compensation recoupment or adjustment would have been required had a clawback policy been in place.

Share ownership requirement

Our executive share ownership requirement has been in place for over a decade, further demonstrating our compensation philosophy to align the interests of our executives with those of our shareholders. Our executives must beneficially own, either directly or indirectly, a certain number of shares based on targets varying by position. This is a more stringent requirement than prevalent market practice since TELUS does not include options, EPSUs or RSUs when determining if the target has been met. In our view, an executive purchasing shares with his or her own funds more clearly demonstrates his or her commitment to the Company and its future success.

	Share (excluding options, EPSUs and RSUs) ownership guidelines
CEO	7x annual base salary, to be attained in five years
ELT	3x annual base salary, to be attained in five years

An executive must meet the requirement within five years of hire or promotion. We also require an executive who has not met the share ownership requirement to take 50 per cent of net equity awards (after taxes) in shares for any equity vesting unless that executive is pursuing other means of meeting the share ownership requirement. The executive must also hold such shares until the requirement is met.

Furthermore, upon retirement, an executive must continue to hold a number of shares equal to the share ownership requirement for one year following retirement.

To further enhance the alignment of compensation with shareholders' interests, we encourage our senior managers below the executive level (senior vice-president, vice-president and director level employees) to commit to meeting the following share ownership targets.

	Share (excluding options, EPSUs, MPSUs and RSUs) ownership guidelines
Senior vice-presidents	75% of base salary, to be attained in four years
Vice-presidents	50% of base salary, to be attained in four years
Directors	25% of base salary, to be attained in five years

In consideration of their voluntary participation, managers are eligible for annual grants of medium-term RSUs called management performance share units (MPSUs). MPSU grants are based on annual target amounts established by the CEO for each job level. Currently, these targets range from $10,000 a year for directors to $50,000 a year for senior vice-presidents. The actual awards for individual managers are then adjusted up or down from the target based on their weighted corporate, business unit and individual performance multipliers for the performance year, in the same way that their annual performance bonus is adjusted. Thus, actual MPSU awards can range from zero for substandard performance to no more than 200 per cent of the target amount for exceptional performance (with the average at approximately 100 per cent).

MPSUs are awarded under the PSU Plan and are substantially similar to EPSUs, except that MPSU awards are not subject to reduction as a result of any decline in share price during the performance year. MPSUs vest at a rate of one-third every year over a period of just under three years. If share ownership targets are not met within the required timeframes, or thereafter are not maintained, managers will not be eligible to receive an award of MPSUs until the applicable share ownership targets are met.

Executive shareholdings and total equity summary

The following table lists the number and value of shares and total equity (shares, EPSUs and RSUs) held by each NEO as at December 31, 2019. It also shows total shareholdings as a multiple of the individual's annual base salary at year-end relative to the share ownership guidelines described previously.

Name	Total shares[1]	Value of shares[2]	Total EPSUs/ RSUs[1]	Value of EPSUs/ RSUs[2]	Total equity (shares/ EPSUs/ RSUs)[1]	Value of total equity[2]	Base salary	Value of total equity as a multiple of base salary	Value of shareholdings[3] as a multiple of base salary
Darren Entwistle	187,843	$9,444,746	402,866	$20,256,103	590,709	$29,700,849	$1,375,000	21.6	6.9
Doug French	34,226	$1,720,883	102,636	$5,160,538	136,862	$6,881,421	$625,000	11.0	2.8[4]
Eros Spadotto	75,020	$3,772,006	100,932	$5,074,861	175,952	$8,846,867	$625,000	14.2	6.0
Tony Geheran	70,911	$3,565,405	93,443	$4,698,314	164,354	$8,263,719	$575,000	14.4	6.2
François Gratton	43,159	$2,170,035	84,999	$4,273,750	128,158	$6,443,784	$575,000	11.2	3.8
Josh Blair	195,134	$9,811,338	106,582	$5,358,943	301,716	$15,170,281	$650,000	23.3	15.1

1 Excludes any shares that were acquired by an executive in 2020 in payment of EPSUs that vested in 2019.
2 On December 31, 2019, the closing share price on the TSX was $50.28.
3 Excludes RSUs and EPSUs, per TELUS' stringent requirements.
4 Doug has until February 2022 to meet his share ownership target of three times annual base salary.

The ownership requirement was met by four NEOs in 2019 (Eros, Tony, François and Josh). Doug is making progress toward meeting his share ownership target and has five years from the time of his official appointment (February 2022) to reach the target. As at year-end, Darren's holdings are 6.9x salary, just short of his 7.0x guideline. Darren has committed to meeting the 7.0x target by the end of 2020.

Conclusion

The Compensation Committee believes that the overall compensation program is effective in attracting and retaining executives, as well as in providing direction and motivation for the executives to make a significant contribution to the Company's success, thereby enhancing the value of the Company for its shareholders. We also believe that the design of our executive compensation program encourages appropriate risk-taking.

Signed, the members of the Human Resources and Compensation Committee



Mary Jo Haddad (Chair)   Ray Chan

Kathy Kinloch   Marc Parent

Executive compensation summary

Summary compensation table

($)	Year	Salary	Share-based awards[1]	Option-based awards	Non-equity incentive plan compensation		Pension value	All other compen-sation[2,3]	Total compen-sation
					Annual incentive plans	Long-term incentive plans			
Darren Entwistle President and Chief Executive Officer (CEO)	2019	1,375,000	9,977,765[4]	–	727,765	–	711,000	129,334	**12,920,864**
	2018	1,375,000	9,644,535[4]	–	669,798	–	742,000	131,883	**12,563,216**
	2017	1,375,000	9,395,565[4]	–	645,565	–	619,000	132,448	**12,167,578**
Doug French Executive Vice-President (EVP) and Chief Financial Officer (CFO)	2019	618,750	2,634,348	–	234,348	–	345,000	8,658	**3,841,104**
	2018	600,000	2,398,557	–	198,557	–	159,000	7,706	**3,363,820**
	2017	590,179	2,343,585	–	193,585	–	3,417,000[5]	21,642	**6,565,991**
Eros Spadotto EVP, Technology Strategy and Business Transformation	2019	625,000	2,227,726	–	227,726	–	535,000	20,487	**3,635,939**
	2018	607,292	2,203,852	–	203,852	–	205,000	20,765	**3,240,761**
	2017	600,000	2,454,395	–	204,395	–	96,000	20,929	**3,375,719**
Tony Geheran EVP and Chief Customer Officer	2019	575,000	2,634,318	–	234,318	–	944,000[6]	17,422	**4,405,058**
	2018	502,446	2,364,750	–	164,750	–	442,000	15,429	**3,489,375**
	2017	440,000	1,953,600	–	153,600	–	83,000	14,690	**2,644,890**
François Gratton EVP, Group President and Chair, TELUS Québec	2019	556,250	2,206,677	–	206,677	–	949,000[6]	18,205	**3,936,809**
	2018	500,000	1,963,258	–	163,258	–	120,000	17,799	**2,764,315**
	2017	500,000	1,964,005	–	164,005	–	63,000	17,969	**2,708,979**
Josh Blair Former EVP, Group President and Chief Corporate Officer (current Chair of TELUS International)	2019	650,000	–[7]	–	492,368[8]	–	327,000	19,270	**1,488,638**
	2018	650,000	2,412,235	–	212,235	–	72,000	20,278	**3,366,748**
	2017	650,000	2,513,207	–	213,207	–	(202,000)[9]	20,654	**3,195,068**

1 The value of share-based awards (executive performance stock units or EPSUs, as well as restricted share units or RSUs) is based on the executive's performance. Therefore, the awards for a particular year are granted at the beginning of the following year. The grants were awarded by the Human Resources and Compensation Committee (Compensation Committee) and the Board in dollar amounts. For 2019, the dollar amounts for the RSUs and EPSUs were established by the Board on February 11, 2020, and the units were granted on February 27, 2020. These amounts were converted into RSUs or EPSUs based on the formula provided in the applicable plans. Thus, the number of EPSUs was determined by dividing the dollar amount granted by the weighted average price of the shares on the Toronto Stock Exchange (TSX) for the 15 trading days immediately preceding either January 1 or December 31 of the immediately preceding fiscal year, whichever was higher. The EPSUs granted on February 27, 2020 were valued at $50.38, which matched the accounting fair value. The number of RSUs was determined by dividing the dollar amount granted by the weighted average price of the shares on the TSX for the five trading days immediately preceding February 27, 2020. These RSUs were valued at $51.40. This matched the accounting fair value for the time-vesting RSUs (which represented 50 per cent of the notional RSU grant value) and for the total customer connections performance-contingent RSUs (which represented 12.5 per cent of the notional grant value), assuming a multiplier at target. The accounting fair value for the relative total shareholder return (TSR) performance-contingent RSUs (which represented 37.5 per cent of the notional RSU grant value) was an estimation reflecting a variable payout, determined using a Monte Carlo simulation.

2 Perquisites for all named executive officers (NEOs), except Darren, totalled less than $50,000. In the case of Darren, the disclosed amount also included a vehicle allowance in the amount of $40,800, enhanced family medical coverage in the amount of $35,000, and an annual flexible perquisite amount.

3 Amounts shown represent employer contributions under the Employee Share Purchase Plan and telecommunications concessions (the grossed-up amounts for applicable taxes are included in the amounts disclosed) plus perquisites for Darren.

4 Amounts for Darren include the EPSU grants that were awarded in cash.

5 Doug experienced a $3,417,000 compensatory change in pension value during 2017. During 2017, Doug became a member of the Supplementary Retirement Arrangement (SRA), resulting, in part, in the granting of several years of past service not previously recognized. The total value of those additional years of past service granted in 2017 was reflected in the 2017 compensatory change.

6 Tony and François experienced large compensatory changes in pension value in 2019 of $944,000 and $949,000, respectively. For the 2019 year, both Tony and François received higher than previously assumed salaries. As the TELUS defined benefit pension plan provides annual pension benefits based on members' earnings at retirement, the impact of this changes the projected final average earnings from the previous year's estimates.

7 Josh's 2019 grant for 2018 performance was reported in our 2019 information circular, consistent with our practice. Josh resigned as EVP, Group President and Chief Corporate Officer on December 31, 2019 and did not receive an LTI grant with respect to 2019 performance.

8 Due to Josh's resignation from his EVP role on December 31, 2019, his annual performance bonus was paid entirely in cash.

9 Josh experienced a $(202,000) compensatory change in pension value during 2017. At the time, salaries at TELUS had been frozen. As the TELUS defined benefit pension plans provide annual pension benefits based on members' earnings at retirement, the impact of this changes projected final average earnings from the previous year's estimates. As Josh had the most years of credited service in TELUS pension plans among the NEOs, this affected him more, resulting in the 2017 compensatory change provided.

Incentive plan awards

As at December 31, 2019, none of our NEOs had any option awards outstanding. The following table summarizes all share-based awards outstanding at the end of December 31, 2019. None of the NEOs have held options since 2014.

| Name | Share-based awards[1] | | |
	Number of shares or units that have not vested	Market or payout value of share-based awards that have not vested[2] ($)	Market or payout value of vested share-based awards not paid out or distributed[3] ($)
Darren Entwistle	402,866	20,256,103	–
Doug French	102,636	5,160,538	73,885
Eros Spadotto	100,932	5,074,861	78,005
Tony Geheran	93,443	4,698,314	58,614
François Gratton	84,999	4,273,750	62,569
Josh Blair	106,582	5,358,943	81,356

1 Includes reinvested dividends or dividend equivalents.
2 The number in the table assumes the unvested incentives (including performance-contingent RSUs, which are deemed to have a performance ratio of 100%) vested on December 31, 2019. The number is based on a closing share price on the TSX of $50.28 on December 31, 2019.
3 Amounts in this column are the value of EPSU grants that vested on December 31, 2019, but were paid in early January 2020.

The following table summarizes the value of all share-based awards vested or earned for each NEO during the 2019 fiscal year. The terms of all plan-based awards under which other share-based awards are granted or vested are discussed on pages 111 to 114.

Name	Share-based awards – Value vested during the year[1] ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Darren Entwistle	15,540,129	727,765
Doug French	2,978,017	234,348
Eros Spadotto	3,511,637	227,726
Tony Geheran	2,964,752	234,318
François Gratton	2,810,593	206,677
Josh Blair	5,966,743	–

1 The amounts reflect the final third of EPSUs granted in 2017 that vested on November 15, 2019 at a price of $50.00, the second third of EPSUs granted in 2018 that vested on December 31, 2019 at a price of $50.42 and the first third of EPSUs granted in 2019 that vested on November 20, 2019 at a price of $50.27; RSUs and the final third of management performance share units (MPSUs) granted in 2017; and the first third of MPSUs granted in 2019 that vested on November 20, 2019 at a price of $50.27.

Payout calculation to NEOs for RSUs that vested in 2019 (granted in February 2017)

In 2019, performance-contingent RSUs, which were originally granted in February 2017 in respect of 2016 performance, vested. The results that were achieved and the resulting payout factors are provided in the table below.

Metric	Result (as of September 30, 2019)	Payout factor
Relative total shareholder return (TSR) (75% wt.)	TELUS ranked at the 74th percentile against the incumbent telecom companies in the MSCI World Telecom Services Index	147%
Total customer connections[1] (TCC) (25% wt.)	TELUS' TCC for 2019 was composed of: • Legacy performance (67%): 13,374,000 TCC at September 30, 2018 resulting in a locked-in payout of 200% • 2019 performance (33%): 82% payout factor	161%
Overall payout factor		**150.5%**

1 Prior to the 2019 performance year, TCC includes residential wireline network access lines (NALs), and wireless, internet and TELUS TV connections, but excludes business NALs, machine-to-machine, security and health revenue-generating unit (RGU) connections. For performance years beginning in 2019 or thereafter, TCC also captures certain connections from the corporate scorecard net additions index, including connected device connections, and as of 2020, security RGU connections.

Benefits and perquisites

As mentioned on page 74, TELUS provides its executives with a competitive benefits program that includes: health and dental coverage; life, accident and critical illness insurance coverage; short-term and long-term disability coverage; and health spending accounts. We also offer executives (and all employees) the opportunity to purchase TELUS shares through regular payroll deductions, with a Company match of 35 per cent for executives to a maximum of six per cent of base salary under the Employee Share Purchase Plan. To the extent required, costs for the NEOs have been included in the *Summary compensation table* on page 99.

The use of perquisites is limited for our executives. We have a number of policies regarding the use of perquisites that are regularly reviewed by the Compensation Committee to ensure they remain appropriate. Some of the perquisites that are provided to executives include: an executive health plan, a flexible perquisite account intended to cover financial and retirement counselling, clothing and other items, a vehicle allowance and telecom benefits for the executive's home (for work and personal use).

TELUS Pension Plan

TELUS retirement plan benefits

The NEOs participate in the Company's defined benefit retirement program. The retirement program consists of a contributory registered defined benefit pension plan and the Supplementary Retirement Arrangement (SRA), which provides supplemental pension benefits to a retired executive in addition to the pension income under the registered pension plans. The SRA for the participating NEOs supplements the pension benefits of the registered plan by providing a total benefit at retirement determined as two per cent of a person's highest consecutive three years' average pensionable remuneration times the total number of years of credited service subject to a maximum of 35 years. This results in a maximum cap on total benefits of 70 per cent of the average pensionable remuneration.

Pensionable remuneration for the NEOs under the SRA is equal to base salary plus the actual annual performance bonus paid in cash and in EPSUs, to a limit of 100 per cent of the NEO's base salary. As is common with non-registered plans of this nature, the SRA is not funded.

The pension benefits under the registered Company pension plans and the SRA are payable for a member's lifetime, with a 60 per cent benefit payable to the surviving spouse.

The normal retirement age is 65. Early retirement is permitted as early as age 55 if the member has at least 10 years of credited service. Retirement benefits are unreduced if the member retires on or after age 60 with at least 15 years of service, or on or after age 55 with a combination of age and years of service equal to at least 80 (in each case, excluding any extra years of credited service granted). Otherwise the annual benefit is reduced by 0.5 per cent per month from the earlier of age 60 and the age at which the member would have qualified for an unreduced benefit, further reduced by the lesser of 0.25 per cent for each month by which the member's service (excluding any extra years of credited service granted) is less than 15 years and 0.25 per cent for each month by which the member's age is less than 65.

Some NEOs also have entitlements in a registered defined contribution pension plan and a non-registered defined contribution plan.

The following tables set out information for the NEOs regarding their retirement benefit.

Defined benefit plans

Name	Number of years credited service (#)	Annual benefits payable ($)		Opening present value of defined benefit obligation ($)	Compensatory change ($)	Non-compensatory change ($)	Closing present value of defined benefit obligation ($)
(a)	(b)	(c)		(d)	(e)	(f)	(g)
		At year end (c1)	At age 65 (c2)				
Darren Entwistle	24 years and 6 months	1,311,000	1,722,000	18,329,000	711,000	3,630,000	22,670,000
Doug French	18 years	311,000	531,000	4,052,000	345,000	723,000	5,120,000
Eros Spadotto	24 years and 2 months	482,000	623,000	7,221,000	535,000	1,644,000	9,400,000
Tony Geheran	18 years and 3 months	318,000	456,000	4,152,000	944,000	1,180,000	6,276,000
François Gratton	18 years	254,000	538,000	3,967,000	949,000	1,179,000	6,095,000
Josh Blair	27 years and 11 months	574,000	785,000	9,539,000	327,000	2,597,000	12,463,000

Defined contribution plans

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at end of year ($)
(a)	(b)	(c)	(d)
Doug French	566,000	0	655,000
François Gratton	220,000	0	258,000
Josh Blair	153,000	0	185,000

Granting of extra years of credited service

The SRA permits the Company to grant additional years of credited service. The employment agreements with Darren, Eros and Josh provide for the accrual of two years of credited service under the SRA for each full year of employment, in the time periods noted on page 105. When additional credited service was granted, our practice was to limit it to a maximum period of five years. The additional credited service cannot be counted for the purposes of qualifying for an unreduced retirement or determining the reduction on early retirement and is not used for any other non-pension related items that might be dependent on service. The additional credited service accrued to December 31, 2019 is included in column (b) in the *Defined benefit plans* table on page 101.

Recognition of past service

In 2008, TELUS implemented a mechanism to migrate certain executives, including Eros and Josh, from their defined contribution and group RRSP pension arrangements to participation in the registered defined benefit plan and the SRA. For these individuals, arrangements were made to recognize past TELUS service within the SRA. Effective January 1, 2017, Doug became a member of the SRA and his period of past service with TELUS was recognized under the SRA. Tony and François became members of the SRA effective January 1, 2016, and their periods of past service with TELUS were also recognized under the SRA.

These past service periods are included in column (b) in the *Defined benefit plans* table on page 101.

Accrued obligation

The accrued obligation is calculated using a valuation method and assumptions consistent with the most recent financial statements, and is based on a projection of both pensionable earnings and credited service to the earliest eligible retirement date. Key economic assumptions are disclosed in Note 15 – Employee future benefits of the 2019 consolidated financial statements. Mortality rates after retirement are assumed to follow the CPM-2014 Private Sector Mortality Table with generational projection using the CPM-B improvement scale. Mortality rates prior to retirement and disability rates are assumed to be zero. Prior to retirement, withdrawals (terminations and resignations) under the SRA are assumed to occur at a rate of 10 per cent per year.

Compensatory and non-compensatory change in accrued obligation

The compensatory change in accrued obligation includes the service cost net of employee contributions, any differences between actual and estimated earnings, and any additional plan or other changes that have retroactive impact.

The non-compensatory change in accrued obligation comprises three parts:

- The interest on the accrued benefit obligation
- The change in accrued obligation due to the change in assumptions, plus
- The employee contributions for the year.

Annual benefits payable

In the *Defined benefit plans* table on page 101, column (c1) shows the amount that would be payable based on years of credited service reported in column (b) and pensionable earnings as at the end of the most recently completed financial year. The illustrated pension is payable at age 65. Column (c2) shows the amount that would be payable at age 65 based on years of credited service, assuming the NEO continues to work to age 65, and pensionable earnings as at the end of the most recently completed financial year.

Sample pension benefit calculations

The following table shows the total of the annual retirement benefits, payable from both the SRA and registered pension plans, assuming retirement at age 65 or over.

Pension plan table 2019

	Years of service				
Remuneration ($)	**10**	**15**	**20**	**25**	**30**
500,000	100,000	150,000	200,000	250,000	300,000
600,000	120,000	180,000	240,000	300,000	360,000
700,000	140,000	210,000	280,000	350,000	420,000
800,000	160,000	240,000	320,000	400,000	480,000
900,000	180,000	270,000	360,000	450,000	540,000
1,000,000	200,000	300,000	400,000	500,000	600,000
1,100,000	220,000	330,000	440,000	550,000	660,000
1,200,000	240,000	360,000	480,000	600,000	720,000
1,300,000	260,000	390,000	520,000	650,000	780,000
1,400,000	280,000	420,000	560,000	700,000	840,000
1,500,000	300,000	450,000	600,000	750,000	900,000
1,600,000	320,000	480,000	640,000	800,000	960,000
1,700,000	340,000	510,000	680,000	850,000	1,020,000
1,800,000	360,000	540,000	720,000	900,000	1,080,000
1,900,000	380,000	570,000	760,000	950,000	1,140,000
2,000,000	400,000	600,000	800,000	1,000,000	1,200,000
2,100,000	420,000	630,000	840,000	1,050,000	1,260,000
2,200,000	440,000	660,000	880,000	1,100,000	1,320,000
2,300,000	460,000	690,000	920,000	1,150,000	1,380,000
2,400,000	480,000	720,000	960,000	1,200,000	1,440,000

- The compensation covered by the SRA for each of the participating NEOs is based on his or her respective salary shown in the *Summary compensation table* plus the sum of the performance bonus paid and the medium-term incentives awarded or granted to the member, up to an overall maximum value equal to two times the base salary.
- The benefits under the registered pension plans and the SRA are payable for a member's lifetime, with a 60 per cent benefit payable to the surviving spouse.
- On retirement prior to age 65 with less than 15 years' service, the pension will be reduced.
- The above benefits are not offset by any Canada Pension Plan/Québec Pension Plan payments.

Employment agreements

TELUS has employment agreements for an indefinite term with each of the NEOs. Other than compensation, the agreements set out the following key provisions (as at December 31, 2019).

Severance on termination of employment

Employment of an executive may be terminated by any of the following means: resignation by the executive, termination by the Company for just cause, termination by the Company without just cause, retirement of the executive, or disability or death of the executive.

The following table summarizes the treatment of the components of our executive compensation program for the NEOs under each of the termination scenarios and a change of control, and where applicable, the incremental payment or benefit. The entitlements are set out in each NEO's employment agreement and/or the terms of the Performance Share Unit (PSU) and RSU Plans.

	Annual cash (severance)		Medium-term incentives	Long-term incentives	
	Base salary	**Bonus**	**EPSUs and MPSUs**	**RSUs[1]**	**Benefits and continued pension accrual**
Resignation	Salary ceases[2]	Forfeited	Vested EPSUs and MPSUs are paid within 60 days; unvested EPSUs or MPSUs are forfeited immediately	Vested RSUs are paid within 60 days; unvested RSUs are forfeited immediately	Benefits and pension accrual cease
Termination with just cause	Salary ceases	Forfeited	Vested and unvested EPSUs and MPSUs are forfeited immediately	Vested and unvested RSUs are forfeited immediately	Benefits and pension accrual cease
Termination without just cause	Entitled to 18 months of salary (3 months for CEO) payable within 30 days of termination	Entitled to 50% of base salary for 18 months in lieu of annual performance bonus (60% of base salary for 3 months for CEO), payable within 30 days of termination	Vested and unvested EPSUs and MPSUs are paid within 60 days[3]	Vested RSUs are paid within 60 days and unvested RSUs are forfeited immediately	Benefits provided for 18 months (3 months for CEO)[4]. Continued accrual of pensionable service other than under registered pension plans
Retirement	Salary ceases	Entitled to an amount equal to the cash portion of the performance bonus target pro-rated to date of retirement (50 per cent of base salary; 60 per cent for CEO)	Vested and unvested EPSUs and MPSUs are paid within 60 days[3]	Vested and unvested RSUs are paid within 60 days; for performance-contingent RSUs, payment occurs on the original valuation date[3]	Benefits and pension accrual cease[5]
Disability	Entitled to base salary for 18 months (24 months for CEO) plus any performance bonus that would have become payable during that period, subject to proration for any period in which disability or other employment income is received	Vested and unvested EPSUs and MPSUs are paid within 60 days[3]	Vested and unvested RSUs are paid within 60 days; for performance-contingent RSUs, payment occurs on the original valuation date[3]	Benefits and pension accrual cease[6]
Death	Salary ceases	Entitled to an amount equal to the cash portion of the performance bonus target pro-rated to date of death (50 per cent of base salary; 60 per cent for CEO)	Vested and unvested EPSUs and MPSUs are paid within 60 days[3]	Vested and unvested RSUs are paid within 60 days; payout at 100% of target for performance-contingent RSUs[3]	Benefits and pension accrual cease[7]
Change of control[8]	Salary ceases	Forfeited	Unvested EPSUs vest immediately	Unvested RSUs vest immediately	Benefits and pension accrual cease

1 Only RSUs are listed under long-term incentives (LTIs), as there are currently no options issued and outstanding to any employees.

2 An executive is required to give TELUS three months prior notice of resignation. TELUS may terminate employment before the expiry of the notice period, in which case the executive is entitled to base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period.

3 If terminated without just cause (for EPSUs and MPSUs only), or retirement, disability or death occurs on or after the last day of the year, the executive is entitled to an amount in respect of RSUs, EPSUs and MPSUs for that year.

4 Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his or her family, and use of a leased vehicle (monthly car allowance for CEO).

5 The executive would be entitled to retirement benefits, if any, in accordance with the terms of his or her pension arrangements and any other policies or programs at TELUS that are applicable to the executive as a retired employee in effect at the time of his or her retirement.

6 The executive would be entitled to disability benefits, if any, in accordance with the policies or programs at TELUS that are applicable to the executive in effect at the date of his termination by reason of disability.

7 The executive's estate is entitled to any benefits payable or owing on or after the date of death in accordance with the terms of any applicable benefits or pension plans.

8 No incremental amount is payable solely on a change of control. The employment agreements of the NEOs do not contain any change of control provisions, except for Darren's agreement, which contains a double-trigger change of control provision entitling him to 24 months' severance and two times an amount equal to the cash portion of his annual performance bonus target if his employment is terminated without cause or he elects to resign on or before a date that is two years after the date of a change of control. Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment without just cause within two years following a change of control (including performance-contingent RSUs, which are deemed to have a performance ratio of 100 per cent).

Change of control

The Management Option Plan, RSU Plan and PSU Plan contain change of control provisions that are applicable to all TELUS team members, including the NEOs. A change of control is defined in those plans as follows:

• Any person or persons acting in concert acquire more than 50 per cent of the value of TELUS' consolidated assets
• A formal take-over bid is made for TELUS shares
• Any person or persons acting in concert acquire more than 35 per cent of TELUS shares
• Any reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale, business combination or other similar transaction resulting in TELUS shareholders prior to the transaction collectively holding less than 50 per cent of the voting securities of the continuing entity, or
• In connection with any reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale, business combination or other similar transaction, the Board passes a resolution confirming that a change of control has occurred.

Confidentiality and non-compete

Each NEO's employment agreement contains a prohibition on the improper disclosure and use of confidential information and a one-year non-competition restriction after termination, except for Darren's agreement, which contains a two-year non-competition restriction after termination.

In 2019, as part of an initiative to modernize and standardize the terms of executive employment agreements, the agreements for Darren, Doug, François and Tony were amended to, among other things, ensure well-defined restricted competitors within a non-compete period. Given that Eros' most recent executive employment agreement was signed in 2005, he entered into a new modernized agreement with updated provisions including non-compete and non-solicitation obligations, dispute resolution, and termination of employment. Josh also entered into a new agreement that updates his key obligations generally (as per Eros') and also addresses the changes to his ongoing employment and his eventual end of employment.

The payments and benefits described in the table on page 106 are subject to each NEO's compliance with the post-employment obligations in each of their executive employment agreements, including compliance with the confidentiality provisions, which are not limited in time. A breach of these contractual provisions will result in any entitlement of the NEO to compensation that has not yet been paid or provided under their executive employment agreement being immediately terminated except and only to the extent that compensation is owing under the Canada Labour Code.

Additional pensionable service

As at December 31, 2019, the employment agreements with Darren, Eros and Josh provide that they will be accruing two years of pensionable service under the SRA for each full year of employment, in the time periods noted below. However, we do not grant additional core years of service for executives, and when additional pensionable service is granted, it is limited to a maximum period of five years. The additional years of service cannot be counted for the purpose of qualifying for early, unreduced retirement benefits and would not be used for any other non-pension related items that might be dependent on service. As disclosed on page 102, the Company implemented a mechanism to migrate Eros and Josh from their previous pension arrangements to participation in the registered defined benefit pension plan and the SRA. Their employment agreements reflect these arrangements.

Named executive officer	Employment period
Darren Entwistle	September 1, 2006 to September 1, 2011
Eros Spadotto	January 1, 2008 to January 1, 2013
Josh Blair	January 1, 2008 to January 1, 2013

Calculation of termination benefits

In accordance with the compensation treatment under the various termination events outlined on the prior page, the following table sets out the potential incremental amounts that may be payable to each NEO, assuming a termination date of December 31, 2019 (and based on a closing share price of $50.28). The actual amounts that would be paid to any NEO can only be determined at the time of an actual termination of employment and would vary from those listed in the following table.

| | Annual cash | | Medium-term incentives | Long-term incentives | | Continued pension | |
	Base salary	Bonus	EPSUs	RSUs	Benefits	accrual	Total
Darren Entwistle – President and CEO							
Resignation	–	–	203,433[1]	10,026,335[1]	–	–	10,229,768
Termination with just cause	–	–	–	–	–	–	–
Termination without just cause (3 months)	343,750	206,250	203,433	10,026,335[1]	146,488	231,000	11,157,256
Retirement	–	825,000	203,433	10,026,335	–	–	11,054,768
Disability (24 months)	2,750,000	1,650,000	203,433	10,026,335	–	–	14,629,768
Death[2]	–	825,000	203,433	20,052,670	–	–	21,081,103
Change of control[3]	2,750,000	1,650,000	203,433	20,052,670	–	–	24,656,103
Doug French – EVP and CFO							
Resignation	–	–	–	–	–	–	–
Termination with just cause	–	–	–	–	–	–	–
Termination without just cause (18 months)	937,500	468,750	245,216	–	124,208	427,000	2,202,674
Retirement	–	312,500	245,216	2,457,662	–	–	3,015,378
Disability (18 months)	937,500	468,750	245,216	2,457,662	–	–	4,109,128
Death[2]	–	312,500	245,216	4,915,323	–	–	5,473,039
Change of control[3]	–	–	245,216	4,915,323	–	–	5,160,539
Eros Spadotto – EVP, Technology Strategy and Business Transformation							
Resignation	–	–	–	–	–	–	–
Termination with just cause	–	–	–	–	–	–	–
Termination without just cause (18 months)	937,500	468,750	253,864	–	132,463	583,000	2,375,577
Retirement	–	312,500	253,864	2,410,499	–	–	2,976,863
Disability (18 months)	937,500	468,750	253,864	2,410,499	–	–	4,070,613
Death[2]	–	312,500	253,864	4,820,997	–	–	5,387,361
Change of control[3]	–	–	253,864	4,820,997	–	–	5,074,861
Tony Geheran – EVP and Chief Customer Officer							
Resignation	–	–	–	–	–	–	–
Termination with just cause	–	–	–	–	–	–	–
Termination without just cause (18 months)	862,500	431,250	200,768	–	129,277	516,000	2,139,795
Retirement	–	287,500	200,768	2,248,773	–	–	2,737,041
Disability (18 months)	862,500	431,250	200,768	2,248,773	–	–	3,743,291
Death[2]	–	287,500	200,768	4,497,546	–	–	4,985,814
Change of control[3]	–	–	200,768	4,497,546	–	–	4,698,314
François Gratton – EVP, Group President and Chair, TELUS Québec							
Resignation	–	–	–	–	–	–	–
Termination with just cause	–	–	–	–	–	–	–
Termination without just cause (18 months)	862,500	431,250	203,533	–	72,051	508,000	2,077,334
Retirement	–	287,500	203,533	2,035,108	–	–	2,526,141
Disability (18 months)	862,500	431,250	203,533	2,035,108	–	–	3,532,391
Death[2]	–	287,500	203,533	4,070,216	–	–	4,561,249
Change of control[3]	–	–	203,533	4,070,216	–	–	4,273,749
Josh Blair – Former EVP, Group President and Chief Corporate Officer (current Chair of TELUS International)[4]							
Resignation	–	–	–	–	–	–	–
Termination with just cause	–	–	–	–	–	–	–
Termination without just cause (18 months)	975,000	487,500	264,573	–	134,501	670,000	2,531,574
Retirement	–	325,000	264,573	2,547,185	–	–	3,136,758
Disability (18 months)	975,000	487,500	264,573	2,547,185	–	–	4,274,258
Death[2]	–	325,000	264,573	5,094,370	–	–	5,683,943
Change of control[3]	–	–	264,573	5,094,370	–	–	5,358,943

1 Upon resignation or termination without just cause, Darren is entitled to retirement treatment for his LTIs. In these cases, all vested and unvested EPSUs and all time-vesting RSUs will be paid within 60 days of termination; performance-contingent RSUs will be paid following the valuation date in accordance with the plan and the original timeline.

2 The number in the table assumes the unvested incentives (including performance-contingent RSUs, which are deemed to have a performance ratio of 100 per cent) vested upon death as at December 31, 2019.

3 The number in the table assumes the unvested incentives (including performance-contingent RSUs, which are deemed to have a performance ratio of 100 per cent) vested upon a change of control as at December 31, 2019. For Darren, assumes his employment is terminated without cause or he elects to resign on or before a date that is two years after the date of a change of control, which entitles him to base salary for 24 months and two times an amount equal to the cash portion of his annual performance bonus target.

4 Josh resigned from his role as EVP, Group President and Chief Commercial Officer on December 31, 2019 but continues to be an employee of TELUS as Chair of TELUS International. As such, no termination payments were made to him in 2019.

TELUS EQUITY COMPENSATION PLANS

The Company has a number of equity compensation plans, as well as other compensation plans that are also tied to the performance of equity but do not fall within the Toronto Stock Exchange's (TSX's) definition of security-based compensation arrangements. For simplicity, this section groups all such plans together and provides a number of tables to highlight the key features and impact of these plans. More detailed descriptions of each plan follow the tables.

TELUS equity-based plans at a glance

| Name | Type of plan | | New equity grants being issued | TELUS securities issuable from treasury |
	Equity-based compensation	Other		
Management Option Plan	X		Yes	Yes
Directors Plan		X	Yes	No
Performance Share Unit Plan	X		Yes	Yes
Restricted Share Unit Plan	X		Yes	Yes

The following table provides information as at December 31, 2019, on the shares of the Company authorized for issuance under TELUS' Management Option Plan, Performance Share Unit Plan and Restricted Share Unit Plan, which are currently TELUS' only equity compensation plans (security-based compensation arrangements under the TSX rules). As at December 31, 2019, the dilution, as a result of total share option reserves, was approximately 9.71 per cent of all outstanding shares.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#) A	Weighted-average exercise price of outstanding options, warrants and rights ($) B	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A) (#) C
Equity compensation plans approved by security holders	1,970,545	–	10,171,669
Equity compensation plans not approved by security holders	–	–	46,541,211
Total	**1,970,545**	**–**	**56,712,880**

Management Option Plan (TELUS Management Share Option Plan)

The Management Option Plan is the only equity compensation plan of the Company under which TELUS may grant options.

Management Option Plan at a glance

Term	Description
Participants	Eligible employees (primarily officers, senior managers and key management employees) as determined by the Human Resources and Compensation Committee (the Compensation Committee)
Term	Maximum term is 10 years from the grant date. In recent years, options have been granted with seven-year terms (although no options have been granted since 2012). Option term is automatically extended if an option expires during a blackout period
Expiry	Unless otherwise determined by the Compensation Committee, options will expire upon the earliest of: • Resignation of employment by a participant (other than retirement or by reason of disability), for all options (vested and unvested) • Ninety days after termination of employment without just cause for vested options • Termination of employment without just cause for unvested options • Termination of employment of the participant for just cause, for all options (vested and unvested) • Twelve months after the death of a participant, for options that have vested on death or are scheduled to vest within 12 months of death; any unvested options after this time period are forfeited • The end of the option term (applies to retirement and termination due to disability)
Vesting	To be determined at the time of grant. Since 2003, most grants cliff-vest only after three years from the grant date
Exercise price	Arithmetic average of the daily weighted average trading price of the underlying shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the grant date
Change of control	Yes. See page 109
Clawback policy	Options granted to the President and Chief Executive Officer (CEO) and any Executive Vice-Presidents (EVPs), and any shares and/or cash paid pursuant to the exercise or surrender and cancellation of such options, are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback policy adopted by the Company; but this applies only to options granted from and after the later of January 1, 2013 or the date such person was first appointed CEO or an EVP. For details on the clawback policy, see page 97
Assignability	Not assignable
Ownership restrictions	• The total number of shares issuable to any one participant under this plan, together with all other shares issuable to that participant under all TELUS security-based compensation arrangements (as defined by the TSX), cannot exceed five per cent of the issued and outstanding shares at the grant date of the option • The total number of shares issued to insiders within any one-year period, under all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares • The total number of shares issuable to insiders as a group under this plan, together with shares issuable to insiders under all security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares • A majority of options granted under this plan cannot be granted to insiders
Total number of shares reserved for further options as of December 31, 2019	The Company currently has reserved 46,541,211 shares for further option grants, representing 7.7 per cent of the issued and outstanding shares
Options outstanding as of December 31, 2019	No options are outstanding
Number of options held by officers as of December 31, 2019	No options are outstanding
Annual burn rate	Zero per cent for 2017, 2018 and 2019. No options have been granted since 2012

The purpose of the Management Option Plan is to promote the retention of key management employees, to align their interests with those of the shareholders, and to provide incentive compensation based on the value of TELUS shares.

Other features

The Management Option Plan contains two different methods under which exercised options may be settled in cash in lieu of delivery of shares, thereby reducing the number of shares to be issued and the effects of dilution for shareholders. These two different methods, introduced at different times, apply to different sets of options issued under the Management Option Plan and contain different terms. The net-equity settlement feature is described below. The Management Option Plan also permits a cash settlement feature, which allows the Company to grant options enabling the holder to exchange an option for shares with a current market value equal to the amount by which the current market price of a share exceeds the option excercise price. However, the Company does not grant these types of options.

Net-equity settlement feature

For certain options designated by the Company on or before the time those options are granted, the Company may elect to have the options exchanged for a right of the option holder to receive shares in settlement for the exchanged options. The number of shares to be issued is obtained by multiplying (i) the number of options exercised by (ii) the number obtained when the difference between the current market price of the shares under option at the time of exercise and the exercise price is divided by the current market price of the shares. The current market price for this purpose is the average trading price on the TSX for the last trading day before the day of exercise. The options so exchanged are cancelled, and the number of shares determined by the difference between the number of options exchanged and the number of shares issued in that exchange are then added back to the applicable reservation of shares under the Management Option Plan.

Change of control

The Management Option Plan contains change of control provisions. Vesting of options is subject to double-trigger change of control provisions, unless the Board decides to take some other action.

Change of control is defined to be (i) a sale of greater than 50 per cent of TELUS' consolidated assets to persons not affiliated with TELUS, (ii) a formal take-over bid for TELUS' voting securities, (iii) any acquisition of 35 per cent or more of TELUS' voting securities (excluding acquisitions by a subsidiary, the Company or any underwriter), (iv) any transaction involving the Company, its subsidiaries or its shareholders, where the record holders of the voting securities of the Company immediately before these transactions hold less than 50 per cent of the voting securities of the Company or the continuing entity, or (v) any transaction that the Board determines to be a change of control.

However, subject to any other Board determination, a change of control specifically excludes any transactions where the record holders of the voting securities of the Company immediately before the transactions continue to have substantially the same beneficial ownership in an entity that owns, directly or indirectly, all or substantially all of the assets of the Company and its subsidiaries immediately after the transactions. Substantially all of the assets is defined to mean assets having a value greater than 90 per cent of the fair market value of the assets of the Company and its subsidiaries on a consolidated basis.

If the Board does not accelerate unvested options or replacement options upon a change of control, then with regard to any participant (i) whose employment is terminated without just cause or (ii) who dies while employed within two years of the change of control, the unvested options issued to that participant before the change of control or their replacement securities will immediately vest and be exercisable for (i) 90 days following termination or (ii) 12 months following death, as applicable. Alternatively, upon a change of control, the Board may take one or more of the following actions: (i) arrange for the options to be assumed by, or similar options to be substituted by, the bidder or a continuing entity, subject to satisfying certain stated criteria, (ii) accelerate the vesting of the options, (iii) make a determination as to the market price for the purpose of further actions with respect to the options, (iv) arrange for cash or other compensation in exchange for a surrender of any options, or (v) make any other determinations as appropriate.

Amendment procedure

The Board, subject to any required regulatory or shareholder approval, has the power to amend or discontinue the Management Option Plan at any time, provided that such amendment is not prejudicial to any existing option holders. The Board may, without shareholder approval, amend the vesting of any option, extend the termination date of any option to a date that is not beyond the original expiry date, add any cashless exercise feature that also reduces the share reserve by the number of shares underlying the exercised options, make any amendments for compliance with Section 409A of the United States Internal Revenue Code, and make any non-material amendments to the Management Option Plan. Shareholder and, as necessary, regulatory approval is required for any material amendments, including any increase in the number of shares reserved, any change to eligible participants that could increase participation by insiders, any financial assistance by the Company, the addition of any cashless exercise feature that does not also reduce the share reserve by the number of shares underlying the exercised options, the addition of any provision that results in a participant receiving shares without the Company receiving cash consideration, any material change in the method to determine the exercise price of options, the addition of any right permitting a change of the price of any outstanding options, any material expansion of the type of awards available under the plan, any amendment to extend the termination date of any option beyond its original expiry date or any amendment to permit any transfer of options other than by will or applicable laws. In accordance with TSX rules, amendments to this amendment procedure provision require shareholder approval.

Directors Plan (Directors Deferred Share Unit Plan)

The Directors Plan was established to enable non-employee directors to participate in the growth and development of TELUS and to align directors' interests with those of our shareholders. The Directors Plan provides that a director may elect to receive his or her annual retainer and meeting fees in deferred share units (DSUs), shares or cash. DSUs entitle the directors to a specified number of shares or a cash payment based on the value of shares.

Directors Plan at a glance

Term	Description
Participants	Non-employee directors
Term	DSUs do not have a fixed term
Expiry	DSUs are valued and paid out after a director ceases to be a director for any reason at a time elected by the director in accordance with the Directors Plan
DSU payout amount	Number of DSUs multiplied by the then applicable market price for shares
Vesting	All DSUs vest upon grant
Change of control	No
Grant price	DSUs, when granted, are based on the dollar amount allocated to the director divided by the weighted average trading price of shares on the business day prior to grant date
Assignability	Not assignable, other than by will or the laws of succession on devolution
DSUs outstanding as of December 31, 2019	447,418 DSUs

Other features

DSUs are credited with additional DSUs equivalent in value to the dividends paid on the shares. If a participant elects to be paid out in shares, the shares are acquired by the plan administrator in the open market for the participant.

Amendment procedure

Subject to any regulatory approval, the Board has the power under the Directors Plan to amend or terminate the Directors Plan at any time, provided that the amendment will not reduce the rights of a participant that have accrued before the amendment or termination. This power includes the right to make any change or to waive any conditions with respect to DSUs and to make any amendments for compliance with Section 409A of the United States Internal Revenue Code. All amendments to the Directors Plan must be in compliance with any applicable regulatory requirements.

Amendments to the Directors Plan

In 2019, upon the recommendation of the Corporate Governance Committee, the Board approved housekeeping amendments to simplify the administration of common share purchases by taking advantage of exemptions for automatic purchase plans under securities regulation.

Performance Share Unit Plan

As noted on page 77, the Performance Share Unit (PSU) Plan is a medium-term incentive plan that grants awards of executive performance share units (EPSUs) and management performance share units (MPSUs) that are pegged to the value of the shares.

The PSU Plan, formerly known as the Executive Stock Unit Plan, was first implemented in 2002 for Executive Leadership Team (ELT) members and expanded in 2011 to include designated senior management team members. The purpose of this plan is to link a portion of the at-risk compensation to the share price and to promote the retention of executives.

The PSU Plan was amended last year to allow the Company to make payments for grants made after May 2019, in the form of newly issued shares from treasury. For grants that remain outstanding from prior to May 2019, the participants may elect to take payments under the PSU Plan in cash or shares purchased in the market.

When dividends on shares are declared and paid during the life of an EPSU or MPSU, additional EPSUs or MPSUs, as the case may be, equivalent in value to dividends paid on the shares, are credited to the participant's account. These dividend equivalents do not vest unless the applicable EPSUs or MPSUs vest.

Performance Share Unit Plan at a glance

Term	Description
Participants	Members of the ELT as approved by the Compensation Committee. Since February 2011, members may also include a broader group of senior management below the executive level as approved by the CEO
Vesting	• EPSUs and MPSUs vest and become payable in equal annual instalments over a period of approximately three years, subject to permitted deferrals • All EPSUs and MPSUs vest and are paid out before the end of the second year after the grant year
Change of control	Yes. See below
Clawback policy	EPSUs granted to the CEO and any EVPs, including any EPSU dividends related to such EPSUs, and/or any payment made in cash or shares in respect of such EPSUs, are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback policy adopted by the Company; this applies only to EPSUs granted on and after the later of January 1, 2013 or the date such person was first appointed CEO or an EVP. For details on the clawback policy, see page 97
Payout amount	Arithmetic average of the daily weighted average trading price of shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date for MPSUs and 15 trading days before the vesting date for EPSUs
Payment / termination	Unless otherwise determined by the Compensation Committee (or by the CEO with respect to grants below the ELT level), and subject to permitted deferrals, payment (or forfeiture) occurs upon the earliest of: • Sixty days after resignation of employment by a participant (other than by reason of retirement or disability) – All vested EPSUs and MPSUs are paid; all unvested EPSUs or MPSUs are forfeited immediately upon such resignation • Termination of employment for just cause – All vested and unvested EPSUs and MPSUs are forfeited immediately • Sixty days after termination of employment without just cause – All vested and unvested EPSUs and MPSUs are paid • Sixty days after retirement or termination as a result of disability – All vested and unvested EPSUs and MPSUs are paid • Sixty days after the death of a participant – All vested and unvested EPSUs and MPSUs are paid • Within 30 days following the normal vesting date – All vested EPSUs and MPSUs are paid
Assignability	Not assignable except to a beneficiary on death
Effect of a trading blackout period	If a payment is scheduled to occur during a trading blackout period, then the payment may be deferred for up to 14 days after the later of the last day of such period and the last day of the period in which the payment was originally to be made, but not in any event later than December 31 of the second year following the year of the grant
Ownership restrictions	• The total number of shares issued to insiders within any one-year period, under the plan and all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares • The total number of shares issuable to insiders as a group under this plan, together with shares issuable to insiders under all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares
Total number of shares reserved for further units as of December 31, 2019	The Company currently has reserved 2,142,214 shares for further grants of EPSUs or MPSUs representing 0.35 per cent of the issued and outstanding shares

Performance Share Unit Plan at a glance

Term	Description
Units that may be settled in newly issued shares outstanding as of December 31, 2019	EPSUs and MPSUs for 505,816 shares representing 0.08 per cent of the issued and outstanding shares
Number of units that may be settled in newly issued shares held by officers as of December 31, 2019	EPSUs and MPSUs for 29,828 units or 5.9 per cent of the total number of units outstanding under this plan
Annual burn rate	Zero per cent for 2017 and 2018 and 0.13 per cent in 2019

Change of control

The PSU Plan contains change of control provisions equivalent to those in the Management Option Plan. Vesting of EPSUs and MPSUs is subject to a double-trigger change of control provision, unless the Board decides to take another action, similar to what is described for the Management Option Plan on page 109.

Amendments in 2019

The PSU Plan was amended in 2019 and approved by the shareholders at the May annual meeting. The amendments to the plan allow the Company to make payments for grants awarded after May 2019, in the form of newly issued shares from treasury. In connection with this amendment, the plan was also amended to provide for the ownership restrictions noted above and with a further provision that:

- A maximum number of 2,400,000 shares is reserved for issuance under the PSU Plan

- Shareholder approval is required for any increase in the number of shares reserved, any change to eligible participants that could increase participation by insiders, any change that would permit members of the Board who are not employees of the Company or a subsidiary to be granted awards under the plan, any material expansion of the type of awards available under the plan, any amendment to permit any transfer of EPSUs or MPSUs other than by will or applicable laws and any amendment to the amendment procedure provision of the plan.

Except as provided above, the Board, subject to any required regulatory approval, has the power to amend or discontinue the PSU Plan at any time and the Board may, without shareholder approval, amend the vesting of any EPSUs and MPSUs, make any amendments required for favourable treatment under applicable tax laws, and make any non-material amendments to the plan.

Restricted Share Unit Plan

As noted on page 78, the Restricted Share Unit (RSU) Plan is a long-term incentive (LTI) plan that grants awards of RSUs, which are pegged to the value of the shares.

The purpose of the RSU Plan is to align the interests of management with those of shareholders by providing incentive compensation based on the value of shares and to promote retention. This strategy provides an opportunity for participants to acquire, through RSUs, an increased ownership interest in the Company.

The RSU Plan was amended last year to allow the Company to make payments for grants made after May 2019, in the form of newly issued shares from treasury. For grants that remain outstanding from prior to May 2019, the participants may elect to take payments under the RSU Plan in cash or shares purchased in the market.

When dividends on shares are paid during the life of an RSU, additional RSUs equivalent in value to dividends paid on the shares are credited to the participant's account. These dividend equivalents do not vest unless the RSUs vest.

Restricted Share Unit Plan at a glance

Term	Description
Participants	Members of the executive management and other employees (primarily senior and key management), as approved by the Compensation Committee or the CEO
Vesting	Typically, RSUs cliff-vest and become payable in the second year after the grant year
Change of control	Yes. See below
Clawback policy	RSUs granted to the CEO and any EVPs, including any RSU dividends related to such RSUs, and/or any payment made in cash or shares in respect of such RSUs, are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback policy adopted by the Company; this applies only to RSUs granted on and after the later of January 1, 2013 or the date such person was first appointed CEO or an EVP. For details on the clawback policy, see page 97
Payout amount	• Time-vesting: Arithmetic average of the daily weighted average trading price of shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date • Performance-contingent: 75 per cent weighted to total shareholder return compared to a peer group over a three-year period and 25 per cent weighted to total customer connections measured annually over three equally weighted years (with payments that are capped at 200 per cent for each metric)
Payment / termination	Unless otherwise determined by the Compensation Committee, payment (or forfeiture) occurs upon the earliest of: • Sixty days after resignation of employment by a participant (other than by reason of retirement or disability) – All vested RSUs are paid; all unvested RSUs are forfeited immediately upon such resignation • Termination of employment for just cause – All vested and unvested RSUs are forfeited immediately • Termination of employment without just cause – All vested RSUs are paid and all unvested RSUs are forfeited on the date of termination • Sixty days after retirement or termination as a result of disability – All vested and unvested RSUs are paid; for performance-contingent RSUs, payment occurs on the original valuation date • Sixty days after the death of a participant – All vested and unvested RSUs are paid; payout ratio deemed at 100 per cent for performance-contingent RSUs • Within 30 days following the normal vesting date – All vested RSUs are paid
Assignability	Not assignable except to a beneficiary on death
Effect of a trading blackout period	If a payment is scheduled to occur during a trading blackout period, then the payment may be deferred for up to 14 days after the later of the last day of such period and the last day of the period in which the payment was originally to be made, but not in any event later than December 31 of the second year following the year of the grant
Ownership restrictions	• The total number of shares issued to insiders within any one-year period, under the plan and all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares • The total number of shares issuable to insiders as a group under this plan, together with shares issuable to insiders under all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares
Total number of shares reserved for further units as of December 31, 2019	The Company currently has reserved 10,000,000 shares for further grants of RSUs representing 1.65 per cent of the issued and outstanding shares

Restricted Share Unit Plan at a glance

Term	Description
Units that may be settled in newly issued shares outstanding as of December 31, 2019	RSUs for 1,464,729 shares representing 0.24 per cent of the issued and outstanding shares
Number of units that may be settled in newly issued shares held by officers as of December 31, 2019	RSUs for 518,379 units or 35.39 per cent of the total number of units outstanding under this plan
Annual burn rate	Zero per cent for 2017, 2018 and 0.25 per cent in 2019

Change of control

The RSU Plan contains change of control provisions equivalent to those in the Management Option Plan and PSU Plan. The default is a double-trigger change of control provision, similar to what is described for the Management Option Plan on page 109.

Amendments in 2019

The RSU Plan was amended in 2019 and approved by the shareholders at the May annual meeting. The amendments to the plan allow the Company to make payments for grants awarded after May 2019, in the form of newly issued shares from treasury. In connection with this amendment, the plan was also amended to provide for the ownership restrictions noted above and with a further provision that:

- A maximum number of 10,000,000 shares is reserved for issuance under the RSU Plan

- Shareholder approval is required for any increase in the number of shares reserved, any change to eligible participants that could increase participation by insiders, any change that would permit members of the Board who are not employees of the Company or a subsidiary to be granted awards under the RSU Plan, any material expansion of the type of awards available under the plan, any amendment to permit any transfer of RSUs other than by will or applicable laws and any amendment to the amendment procedure provision of the plan.

Except as provided above, the Board, subject to any required regulatory approval, has the power to amend or discontinue the RSU Plan at any time and the Board may, without shareholder approval, amend the vesting of any RSU, make any amendments required for favourable treatment under applicable tax laws, and make any non-material amendments to the plan.

APPENDIX A: TERMS OF REFERENCE FOR THE BOARD OF DIRECTORS

1. Introduction

The Board is responsible for the stewardship of the Company and overseeing the management of the Company's business and affairs. The Board may discharge its responsibilities by delegating certain duties to committees of the Board and to management. The specific duties delegated to each committee of the Board are outlined in the terms of reference for those committees.

2. No delegation

2.1 The Board may not delegate the following matters to any committee:

a) The removal of a director from or the filling of a vacancy on the Board or any Board committee

b) The issuance of securities except on the terms authorized by the directors

c) The declaration of dividends

d) The purchase, redemption or any other form of acquisition of shares issued by the Company except on terms authorized by the directors

e) The appointment or removal of the CEO

f) The establishment of any Board committee and its terms of reference and the modification of the terms of reference of any existing committee

g) The adoption, amendment or repeal of the charter documents of the Company

h) Any other matter which is required under applicable corporate or securities laws to be decided by the Board as a whole.

3. Board of Directors

3.1 Composition

a) The number of directors to be elected at a meeting of the shareholders will be a minimum of 10 and a maximum of 16 directors, including the Chair, a majority of whom are independent directors.

b) Subject to election by the shareholders and the requirements of the applicable laws, the Company's charter documents and the rules of any stock exchanges on which the shares of the Company are listed, the CEO will be a member of the Board.

c) The Chair of the Board must be an independent director. If this is not desirable in the circumstances, a Lead Director who is also an independent director shall be appointed.

3.2 Meetings

a) The Board will meet at least once each quarter and, including such quarterly meetings, a minimum of five times a year. Some of the Board's meetings may be held in locations other than Vancouver.

b) The Chair, with the assistance of the Lead Director (if there is one), CEO and the Chief Governance Officer, will be responsible for the agenda for each Board meeting.

c) The Board encourages management to attend Board meetings, where appropriate, to provide additional insight to matters being considered by the Board.

d) The Board should have an in-camera session without management present, including any management directors, as a regular feature of each Board meeting.

e) The quorum necessary for the transaction of business of the directors may be set by the directors to a number not less than 50 per cent of the directors in office, and if not so set, is deemed to be a majority of the directors in office.

f) To the extent possible, Board materials will be made available in electronic format.

3.3 Election or appointment of directors

The Board, following a recommendation by the Corporate Governance Committee, will:

a) Approve the management slate of nominees proposed for election at annual general meetings of the Company

b) Approve candidates to fill any casual vacancy occurring on the Board

c) Fix the number of directors as permitted by the Company's charter documents.

3.4 Compensation and Share ownership requirement

Appendix I – Director Compensation and Share Ownership Criteria lists the current levels of directors' compensation and the shareholdings required of directors of the Company.

3.5 Committees of the Board

The Board will have the following committees and, after considering the recommendation of the Corporate Governance Committee, approve and/or modify their terms of reference:

a) Audit Committee – Appendix E

b) Corporate Governance Committee – Appendix F

c) Human Resources and Compensation Committee – Appendix G

d) Pension Committee – Appendix H.

The Board may establish a new standing or ad hoc committee. Not less than a majority of the members of any new standing or ad hoc committee will be independent directors.

Each committee will report to the Board on its meetings and each member of the Board will have access to minutes of committee meetings, regardless of whether the director is a member of such committee. See Appendix D – Terms of Reference for Committees of the Board of Directors.

4. Selection of management

4.1 In accordance with the Company's charter documents, the Board will appoint and replace the CEO of the Company and, after considering the recommendation of the Human Resources and Compensation Committee, approve the CEO's compensation.

4.2 Upon considering the advice of the CEO and the recommendation of the Human Resources and Compensation Committee, the Board will approve the appointment of all members of the Executive Management and any other appointed officers of the Company.

4.3 The Board is responsible for satisfying itself as to the integrity of the CEO and other senior management of the Company.

4.4 The Board is responsible for overseeing succession planning and will review and approve the succession plan for the CEO on an annual basis.

5. Strategy determination

The Board will:

a) Annually consider and approve the Company's objectives and goals, its strategic plan to achieve those objectives and goals and approve any material changes thereto

b) Monitor and assess developments which may affect the Company's strategic plan

c) Evaluate and, as required, enhance the effectiveness of the strategic planning process

d) Monitor the execution of the strategic plan by management and monitor corporate performance against the Company's objectives and goals.

6. Material transactions

6.1 Subject to delegation by the Board to management and to committees of the Board, the Board will review and approve all material transactions and investments.

7. Public reporting

The Board is responsible for:

a) Reviewing and approving financial reporting to shareholders, other security holders and regulators on a timely and regular basis

b) Ensuring that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements

c) Reviewing and approving the policies and procedures in place for the timely disclosure of any other developments that have a significant and material impact on the Company

d) Reporting annually to shareholders on its stewardship for the preceding year

e) Reporting annually to shareholders on the key strategic objectives of the Company and how the Company's approach to executive compensation is designed to motivate management to achieve these strategic objectives, and

f) Providing for measures that promote engagement with and feedback from shareholders.

8. Risk oversight and management

8.1 The Board is responsible for ensuring the identification of material risks to the Company's business and ensuring the implementation of appropriate systems and processes to identify, monitor and manage material risks to the Company's business, including strategic, operational, financial, legislative, compliance and regulatory risks. In discharging this oversight duty, the Board will review and assess annually:

a) The Company's risk management program, including risk appetite and integrated enterprise risk assessment

b) The quality and adequacy of risk-related information provided to the Board by management, to make the Board aware (directly or through its committees) of the Company's material risks on a timely basis, and to provide the Board sufficient information and understanding to evaluate these risks, how they may affect the Company and how management addresses them

c) The respective responsibilities of the Board, each Board committee and management for risk oversight and management of specific risks, to coordinate the risk oversight function through these bodies, and to adopt a shared understanding as to accountabilities and roles.

8.2 In addition to the specific risk oversight responsibilities the Board has allocated to its committees, the Board will review, on an annual or more frequent basis, as appropriate, those risks that are specifically allocated to the Board for review.

8.3 The Board is also responsible for the integrity of the Company's internal control, disclosure control and management information systems.

9. Procedures and policies

The Board will monitor compliance with all significant policies and procedures by which the Company is operated.

10. Legal requirements

10.1 The Board will monitor compliance with all applicable laws and regulations.

11. Evaluation

The Board will evaluate annually the effectiveness of the Board as a whole, individual directors, committees, the Chair and the Lead Director (if there is one), as provided in Appendix L – Board and Director Evaluation Process.

References to appendices in Appendix A of this information circular relate to the *TELUS Board Policy Manual*, which can be found at **telus.com/governance**.

OUR VALUES

We embrace change and seize opportunity

We have a passion for growth

We believe in spirited teamwork

We have the courage to innovate

TELUS Corporation
510 West Georgia Street
Vancouver, British Columbia
Canada V6B 0M3
Phone (604) 697-8044

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